Form 20-F
period 1998-12-31
NWE CAPITAL CYPRUS LTD
filed 1999-06-25
CIK 1058863

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 20-F

(MARK ONE)

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (12g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] FOR THE FISCAL YEAR ENDED DECEMBER 31, 1998 OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] FOR THE TRANSITION PERIOD FROM
               TO

             FOR THE TRANSITION PERIOD FROM           TO

                       COMMISSION FILE NUMBER 333-5396-02

                          NWE CAPITAL (CYPRUS) LIMITED
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                               REPUBLIC OF CYPRUS
                (JURISDICTION OF INCORPORATION OR ORGANIZATION)

                                STASSINOS COURT
              CORNER STASSINOS AVENUE AND ST. HELENS STREET, NO. 2
                                   3RD FLOOR
                                NICOSIA, CYPRUS
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

          TITLE OF EACH CLASS           NAME OF EACH EXCHANGE ON WHICH REGISTERED
          -------------------           -----------------------------------------
                 NONE                                     NONE

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

                                      NONE
                                (TITLE OF CLASS)

 SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(d)
                                  OF THE ACT:

 GUARANTEE OF THE OUTSTANDING 14% SENIOR DISCOUNT NOTES DUE 2004 OF PLD TELEKOM
                                      INC.
 GUARANTEE OF THE OUTSTANDING 9% CONVERTIBLE SUBORDINATED NOTES DUE 2006 OF PLD
                                  TELEKOM INC.
                                (TITLE OF CLASS)

     Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock at of the close of the period covered by the annual report: 3,246,174 shares of Common Stock.

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                          NWE CAPITAL (CYPRUS) LIMITED

        FORM 20-F ANNUAL REPORT FOR FISCAL YEAR ENDED DECEMBER 31, 1998

                               TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
PART I
Item 1.      Description of Business.....................................    1
Item 2.      Description of Property.....................................   35
Item 3.      Legal Proceedings...........................................   35
Item 4.      Control of Registrant.......................................   35
Item 5.      Nature of Trading Market....................................   35
Item 6.      Exchange Controls and Other Limitations Affecting Security
             Holders.....................................................   36
Item 7.      Taxation....................................................   38
Item 8.      Selected Financial Data.....................................   38
Item 9.      Management's Discussion and Analysis of Financial Condition
             and Results of Operations...................................   39
Item 9A.     Quantitative and Qualitative Disclosure About Market Risk...   45
Item 10.     Directors and Officers of the Registrant....................   45
Item 11.     Compensation of Directors and Officers......................   46
Item 12.     Options to Purchase Securities from Registrant or
             Subsidiaries................................................   46
Item 13.     Interest of Management in Certain Transactions..............   46

PART II
Item 14.     Description of Securities to be Registered..................   46

PART III
Item 15.     Defaults Upon Senior Securities.............................   46
Item 16.     Changes in Securities, Changes in Security for Registered
             Securities and Use of Proceeds..............................   46

PART IV
Item 17.     Financial Statements........................................   46
Item 19.     Financial Statements and Exhibits...........................   47

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS

OVERVIEW

     NWE Capital (Cyprus) Limited (the "Company") is a wholly owned subsidiary of PLD Telekom Inc. ("PLD") which serves as a holding company for certain of PLD's interests in telecommunications companies in the Russian Federation and Kazakhstan. Through the Company, PLD holds (i) a 60% interest in PeterStar Company Limited ("PeterStar"), which provides integrated local, long distance and international telecommunications services in St. Petersburg through a fully digital fiber optic network; (ii) a 50% interest in ALTEL (known until May 1998 as BECET International), which provides national cellular service in Kazakhstan; and (iii) a 100% interest in C.P.Y. Yellow Pages Ltd. ("Yellow Pages"), which publishes a yellow pages directory in St. Petersburg.

     The Company is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), solely because of the guarantees it has issued in respect of PLD's outstanding 14% Senior Discount Notes due 2004 (the "Senior Notes") and 9% Convertible Subordinated Notes due 2006 (the "Convertible Notes"). Upon the completion of PLD's merger with Metromedia International Group, Inc. described below under "PLD Telekom Inc.", the Company's guarantees will be terminated and it will cease to be subject to the periodic reporting requirements of the Exchange Act.

     The Company conducts no business other than the holding of its interests in PeterStar, ALTEL and Yellow Pages.

PLD TELEKOM INC.

     PLD, through its operating subsidiaries, is a major provider of local, long distance and international telecommunications services in the Russian Federation, Kazakhstan and Belarus. PLD's five principal operating businesses are: (i) PeterStar; (ii) Technocom Limited ("Technocom"), which, through Teleport-TP, provides dedicated international telecommunications services to Russian and foreign businesses in Moscow and operates a satellite-based pan-Russian long distance network; (iii) Baltic Communications Limited ("BCL"), which provides dedicated international telecommunications services in St. Petersburg; (iv) ALTEL; and (v) Belarus-Netherlands Belcel Joint Venture ("BELCEL"), which provides the only national cellular service in Belarus. In addition, PLD is developing a portfolio of international long distance products and services, under the name "PLDncompass", targeted at carriers and corporate customers in the United States, the United Kingdom and Europe which require telecommunications services to and from the countries of the former Soviet Union. PLD's Common Stock is traded on the Nasdaq National Market under the symbol "PLDI" and the Toronto Stock Exchange under the symbol "PLD".

     In August 1998, News America Incorporated, through an affiliate ("News"), acquired a 38% stake in PLD in a series of transactions with PLD and Cable and Wireless plc ("Cable & Wireless"). Prior to the completion of these transactions, Cable & Wireless had been, since 1994, PLD's principal shareholder. As part of these transactions, PLD acquired an additional 11% interest in PeterStar and its 50% interest in BELCEL.

     On May 18, 1999, PLD entered into an agreement (the "Merger Agreement") with Metromedia International Group, Inc. ("MMG") pursuant to which PLD would merge with Moscow Communications, Inc., a newly formed, wholly owned subsidiary of MMG. Upon consummation of the merger, PLD will become a wholly owned subsidiary of MMG, and the holders of shares of common stock of PLD will receive shares of MMG on the basis of an exchange ratio specified in the Merger Agreement.

     In connection with the merger, PLD's existing Senior Notes and Convertible Notes, which are currently guaranteed by the Company, will be exchanged for senior indebtedness of MMG and the Company's guarantees will be terminated. The new MMG notes will not be guaranteed by the Company or any other subsidiary of PLD.

     MMG is a global communications company engaged in the development and operation of a variety of communications businesses, including cellular telecommunications, fixed telephony, international and long distance telephony, cable television, paging and radio broadcasting, in Eastern Europe, the former Soviet Union,

China and other selected emerging markets. Its common stock is listed on the American and Pacific Stock Exchanges, under the symbol MMG.

TELECOMMUNICATIONS IN THE FORMER SOVIET UNION

     In the Soviet era, telecommunications in the Russian Federation and other republics of the former Soviet Union were government owned and designed principally to serve the defense and security needs of the state. The telephone network itself was highly centralized, reflecting the centralized nature of the Soviet economy. Telephonic links were directed towards the center of the network while neglecting inter-regional links. As a result, the ability to direct calls between regions without going through the center remains limited, which in turn has been a major constraint on economic growth in regional markets. Being committed to a "hub and spoke" network, the former Soviet Union never developed a trunk "backbone" capable of providing network expansion on a nationwide basis.

     Consistent with a political philosophy which limited access to the world outside the former Soviet Union, all international calls originating in the former Soviet Union until 1992 were routed through a single international exchange in Moscow which had a capacity of only 3,200 circuits. Due to the inadequacies of the public network, as well as to ensure secrecy, many individual ministries and security organizations, including the Communist Party itself, established their own private nationwide networks. These private networks absorbed a substantial amount of the relatively limited resources available for investment in telecommunications. At the same time, these networks currently present an opportunity for the development of a national network apart from the existing public network.

     With the break-up of the Soviet Union and the liberalization of the economies of its former republics, the demand for telecommunications services increased significantly. However, the governments of the countries of the former Soviet Union did not have the significant capital necessary for the development of the telecommunications infrastructure. As a result, they have actively encouraged market liberalization, privatization and foreign investment in the telecommunications sector. This has resulted in significant development in the areas of fixed wire overlay systems, private networks and cellular and data services. They have also made their own efforts to develop a basic telecommunications infrastructure, but lack of capital, exacerbated by recent difficult economic conditions, has made progress towards this goal slow.

  TELECOMMUNICATIONS IN THE RUSSIAN FEDERATION

     The Russian telecommunications sector has experienced substantial difficulty in meeting the rapidly growing demand for telecommunications services in the Russian Federation. At the local level, there has been a significant growth in joint ventures providing discrete telecommunications services, such as international access and cellular service. While the bulk of this activity has been in Moscow and St. Petersburg, it has occurred in other regions as well. This trend has been encouraged by the Russian government which has issued over 10,000 licenses through the Ministry of Communications of the Russian Federation (the "Former MOC") (which as of March 17, 1997 has been replaced by the Russian Federal Committee on Telecommunications and Informatics (the "RFCTI")) to these new service providers. Most joint ventures involve a Russian and a foreign partner. Many of these joint ventures have remained moribund; however, where they have commenced operations, there has been an immediate improvement in telecommunications services in the targeted areas. Since much of the marketing activity has been aimed at the business community, the benefits of these improvements have not been (and for the foreseeable future are not likely to be) widely felt by residential customers, particularly those outside major metropolitan areas.

     When the Former MOC was reorganized in 1991, the Russian government decided to convert each regional telephone center into a separate, privatized company with the government maintaining the controlling interest in the company. There are 89 of these regional telephone companies. The government's interests in most of these companies are now held through Sviazinvest.

     The national and international long distance market in the Russian Federation is dominated by Rostelecom, a formerly state-owned enterprise which has been privatized, but in which the Russian government continues to hold a 38% equity and 51% voting interest through Sviazinvest. Until 1991, Rostelecom was the monopoly provider of national and international long distance service. Since then, the Former MOC has issued licenses to approximately twenty other providers of international services. Rostelecom itself has entered into a number of joint ventures to develop its network and services, including through its participation in Teleport-TP.

     Sviazinvest, which was originally 100% owned by the Russian State Property Committee (now the Ministry of State Property), is a holding company for the Russian government's interests in the local and regional telephone companies across the Russian Federation. In general, Sviazinvest has a portfolio that comprises holdings of 35% of the equity interest and 51% of the voting interests, with a number of notable exceptions, in these telephone companies. Sviazinvest is represented on the board of directors of each of these companies, but does not participate in the day-to-day management of the operations.

     In 1997, it was reported that, notwithstanding previously announced plans to have Sviazinvest compete with Rostelecom, the Russian government had consolidated its telecommunications holdings in Sviazinvest and Rostelecom by transferring its shareholding in Rostelecom (38% of the common stock, and 51% of the voting stock) to Sviazinvest. The balance of the shares in Rostelecom remain in the hands of private investors. In April 1997, the government announced that it was seeking to sell 49% of Sviazinvest in two auctions, one as to a 25% stake open to Russian and foreign investors and the other as to a 24% stake open only to Russian investors. In July 1997, the government announced that the 25% stake had been sold to a consortium which included Oneximbank and Renaissance Capital, for a purchase price of $1.875 billion. Following this auction, the Russian government announced its intention to increase the size of the other stake being sold to 25% minus two shares. The schedule for the sale of the second stake has been delayed following the August 1998 financial crisis, and the structure of any such sale (including whether foreign participation will be permitted) has not been announced. While it is not yet clear how the proceeds of this sale will be employed, it is understood that the government wishes to have a substantial part, if not all, of the proceeds allocated to its current budget deficit. Prior to the August 1998 crisis, Sviazinvest had announced plans to raise $400 million through a Eurobond offering in 1998, but that offering was also delayed as a result of the Russian financial crisis. In light of all of the foregoing, it is unclear what impact the consolidation of the government's telecommunications holdings and the auction of significant stakes in Sviazinvest will have on the Russian telecommunications market in general and the Company in particular.

     The provision of telecommunications services is currently regulated by the Law on Telecommunications which came into effect on February 22, 1995 (the "Telecommunications Law"). While the Former MOC had significant regulatory powers prior to the passage of the Telecommunications Law, principally through the issuance of new licenses, telecommunications had traditionally been viewed as the province of the military and security services. The Telecommunications Law placed control of the Russian telecommunications network (except for the networks of the government, military and security forces) in the hands of a civilian regulatory authority. Under the Telecommunications Law, the Former MOC was, and now the RFCTI is, charged with the responsibility of coordinating the development of telecommunications in the Russian Federation and regulating the provision of services. Specifically, the Former MOC was and now the RFCTI is, given authority to issue telecommunications licenses, allocate frequencies and certify equipment for use in Russia. The Telecommunications Law also establishes a number of important principles in the telecommunications area, including the guarantee of equal access for all providers of telecommunications services and safeguards for private business activity in the telecommunications sector. The Telecommunications Law extends these principles to foreign companies and individuals, thereby recognizing the need to encourage foreign participation in the development of the Russian telecommunications sector.

     The Federal Committee for Regulating Natural Monopolies in Telecommunications (now under the government of the Russian Federation) has been empowered to regulate international and, since mid-1997, domestic long distance tariffs, together with interconnect fees for public operators in the Russian Federation. In addition, this Committee has the authority to establish the framework for local fees and tariffs which, in the future, will be regulated by newly-established Regional Committees for Regulating Natural Monopolies. At the current time, regional governments set and regulate local tariffs, and it is currently uncertain as to how, and when, local tariff regulation will be transferred to the Regional Committees. While the Company's businesses are not public operators and will therefore not be directly affected by any tariff regulation imposed by the Federal or

Regional Committees, their own pricing policies are inevitably influenced by the tariffs charged by public operators.

     While the RFCTI appears to have succeeded to all of the powers and authorities of the Former MOC (with the exception of tariff regulation), it is not yet clear whether it will in fact continue to operate in the same manner, and wield the same influence as the Former MOC. In particular, it is not clear whether the RFCTI will be able to control the actions of local governmental and other regulatory authorities who may endeavor to impose their own informal licensing and other regulatory requirements or conditions on operators. In addition, in the area of tariff regulation, it is not yet clear how the various Committees will interact with the regional governments, and the regional governments may continue to seek to regulate tariffs in their regions. See "Risk Factors -- Risks Involving the Company -- Regulatory Uncertainties."

     St. Petersburg. The telephone network serving St. Petersburg is operated by Petersburg Telephone Network ("PTN"), the local telephone company which was privatized in May 1993. PTN has 1,800,000 lines in operation, amounting to a nominal penetration rate of 36%. PTN's intra-city traffic is carried through a network of thirty-four transit exchanges distributed throughout St. Petersburg and all connected to each other in a "cobweb" fashion. The existing PTN network is outdated and overloaded, producing congestion, interference, "crossed lines" and poor transmission quality. Only 23% of PTN's exchanges are digital/electronic, and some of its equipment is over 40 years old. PTN has recently installed a modern fiber optic loop which, once fully operational, will significantly enhance its ability to deliver traffic throughout its service area. PTN has also entered into a number of other, primarily wireless, telecommunications joint ventures.

     PTN routes long distance traffic through a gateway exchange operated by St. Petersburg Intercity and International Telephone ("SPMMTS"). This traffic is then passed to the Rostelecom long distance network for delivery throughout the rest of the Russian Federation and the other countries of the former Soviet Union. PLD held a 10.4% equity interest in SPMMTS from 1994 to June 1997.

     SPMMTS is the gateway for international calls to and from St. Petersburg. SPMMTS has a number of options for the forwarding of international calls. Such calls can be directed to an international gateway owned by St. Petersburg International ("SPI"), a joint venture between British Telecommunications plc ("BT") and SPMMTS which has satellite connections to the UK. In addition, SPMMTS has access, via Rostelecom, to the undersea cable between Russia and Denmark for international traffic. Finally, SPMMTS has the option to route international traffic through the international gateway in Moscow. In addition to SPMMTS, there are several independent dedicated networks which provide international telecommunications access in St. Petersburg, including BCL. Under the terms of its license, PeterStar is required to route its long distance and international traffic via the public network gateway.

     The telecommunications market in St. Petersburg also supports three cellular operators (two analog and one digital) and a number of paging networks.

     In 1994, PTN and SPMMTS formed Telecominvest, originally as a joint venture to act as a holding company for their respective interests in a number of telecommunications ventures in Northwest Russia. Subsequently, in 1996, a Commerzbank affiliate acquired a 51% interest in Telecominvest. Currently Telecominvest owns 29% of PeterStar, 31% of North West GSM ("NW GSM"), the digital 900 MHZ operator for St. Petersburg, 49% of Neva Cable and 5% of Neda Paging. It is understood that PTN intends to transfer all or part of its interests in Delta Telecom and Neda Paging to Telecominvest, subject to final agreement with their joint venture partners. Although as a result of this activity Telecominvest will hold interests in regional cellular operators which are customers of PeterStar, as well as other ventures which may be possible customers for PeterStar, it is unclear what the exact nature of Telecominvest's plans are with respect to these holdings or how such plans will affect PeterStar.

  TELECOMMUNICATIONS IN KAZAKHSTAN

     At the time of Kazakhstan's independence in 1991, the Kazakh telephone system consisted of the same outdated network equipment as the other telephone systems in the former Soviet republics. Currently, only 11% of Kazakhstan's population of approximately 17,000,000 has telephone lines. The existing national telephone network consists of approximately 1,900,000 lines, of which 330,000 are in Almaty. Due to the poor condition of much of the telecommunications infrastructure in Kazakhstan, basic telephone service is characterized by poor transmission quality. However, some modernization has taken place during the last few years and quality is improving. While the installed exchange switching capacity has not increased significantly, the introduction of digital exchanges will make for easier future expansion.

     The national network is served by trunk switches in what were the 19 original regional centers throughout the country. New transit switches supplied by Alcatel, Lucent and others have been installed in 15 of the 19 regional centers, and three more will be installed by the summer of 1999. Some digital local exchanges have been installed in 16 of the regional centers, although many electromechanical exchanges are expected to remain in use throughout the country for some time.

     While the majority of inter-regional transmission capacity is still analog, a limited amount of digital transmission has been added over some routes. Low capacity digital microwave has been introduced on several routes, and a high capacity microwave has been installed between Astana and Petropavlovsk. The existing fiber optic cable between Astana and Karaganda will be extended to Almaty by the summer of 1999, and there is a fiber optic spur from Petropavlovsk to Omsk connecting to the Vladivostok-Moscow-Europe cable.

     Until 1992, the sole means of international access to and from Kazakhstan was through a central switch located in Moscow. Kazakhstan acquired its own international gateway in August 1992 when a new AT&T 5ESS switch was installed in Almaty. It now has approximately 800 direct international circuits via satellite with 22 countries, including the United States, Japan, Australia, Germany, France, Israel and Turkey and via analog cables to Moscow. Kazakhstan is also participating in the fiber optic link between China and the countries of Central Asia and Europe, and this system is already being used to provide inter-regional capacity between Almaty, Taraz and Chimkent.

     The Kazakh Law on Enterprises dated February 13, 1991 authorizes the Cabinet of Ministers to issue licenses for certain types of activities in Kazakhstan, including the provision of telecommunications services. The Cabinet of Ministers delegated the authority to license telecommunication providers, allocate frequencies and certify telecommunications equipment to the Kazakh Ministry of Transport and Communications (the "KMOC"). Pursuant to this delegation of authority, the KMOC adopted temporary procedures for the consideration of applications for and the issuance of such licenses. In April 1995, President Nazarbayev issued a decree setting forth the licensing procedures in greater detail. The decree also confirmed the authority of the Cabinet of Ministers to grant licenses and the right of non-Kazakh companies and individuals to equal treatment in the granting of licenses. However, apart from these licensing procedures, there is virtually no other regulation in the telecommunications sector, and no comprehensive regulatory framework. Administration of the telecommunications sector is essentially left to the discretion of the KMOC.

     Actual operation of the public telephone network is carried out by Kazakhtelekom, which was created for this purpose in June 1994, as well as regional operators. A variety of functions previously carried out by other governmental entities, including representation of the Kazakh government in international telecommunications matters and the planning and development of the network in Kazakhstan, have been transferred to Kazakhtelekom. Kazakhtelekom has been granted a revised license giving it specific authority to act as the exclusive operator of the Kazakh national network and to represent the Kazakh government in international telecommunications matters, along with a broad series of powers to enable it to fulfil this function. Kazakhtelekom carries out its functions under the oversight and direction of the KMOC. In May 1997, the Kazakh government announced that it had sold a 40% stake in Kazakhtelekom to Daewoo. However, in March 1998, it was reported that Daewoo had sold a portion of its stake (reported to be approximately 10%) to an unnamed third party. It was later confirmed that Daewoo had sold its entire stake in Kazakhtelekom to Kazcommertzbank, a commercial bank based in Kazakhstan. It is understood that the Kazakh government is seeking to sell a 15% stake in Kazakhtelekom to private investors.

PETERSTAR COMPANY LIMITED

  OVERVIEW

     PeterStar, in which the Company owns a 60% interest (and in which PLD holds an additional 11% through PLD Holdings Limited ("PLD Holdings"), a Bermuda company), operates a fully digital, city-wide fiber optic telecommunications network in St. Petersburg that is interconnected with the network of PTN, the local telephone company, as well as the Russian national and international long distance systems. PeterStar provides integrated, high quality, digital telecommunications services with modern transmission equipment, including local, national and international long distance and value-added services, to businesses in St. Petersburg. The PeterStar network provides an alternative to the PTN network, which to date has been characterized by significant capacity constraints. PeterStar is able to provide integrated telecommunications services to business customers, including users of high bandwidth voice, data and video communications services. PeterStar's network is designed to support a wide range of telecommunications products and services with a high degree of reliability. Additionally, PeterStar provides the three cellular operators in St. Petersburg with access to digital switching and transmission capacity which significantly improves their ability to consistently receive and deliver their customers' traffic. As of December 31, 1998, PeterStar had a total of 168,166 active lines, of which 108,278 were provided to cellular operators.

     PeterStar, which started limited service in 1993, generated net income for the year ended December 31, 1998 of $17.8 million on operating revenues of $72.4 million, as compared to net income of $16.5 million on operating revenues of $54.5 million for the year ended December 31, 1997. Subscriber lines installed increased from 114,774 at the end of 1997 to 168,166 at December 31, 1998, reflecting increased penetration of the business community, residential and cellular operators. PeterStar accounted for 49.8% of PLD's operating revenues for the year ended December 31, 1998, as compared to 47.6% for the year ended December 31, 1997.

     PeterStar, a Russian closed joint stock company, was incorporated in 1992.

  STRATEGY

     PeterStar's strategy is to continue to meet the growing demands of business customers and other network operators in St. Petersburg. PeterStar has recently added incremental transmission capacity and upgraded its transmission network from STM-4 to STM-16, as well as introducing new service features such as ISDN capability, which allows simultaneous transmission of voice, data, video and still images. In addition, as part of its strategic relationship with PTN, PeterStar intends to continue to provide targeted support to PTN in its efforts to upgrade and modernize its network. While the August 1998 financial crisis and its aftermath have caused some slowdown in business activity, the business environment in St. Petersburg remains stable, and the prospects for continued growth of small to mid-sized Russian and foreign businesses remain reasonably positive. PeterStar has placed increased emphasis on this market segment in order to capitalize on what it considers to be a significant market opportunity.

     PeterStar is involved in several projects designed to expand its direct dial services in St. Petersburg and Northwest Russia. PeterStar has undertaken with PTN a major infrastructure project involving the replacement of analog exchanges with digital exchanges for certain parts of the network on Vassilievski Island, a city district in St. Petersburg. This project requires the conversion of approximately 30,000 business and residential lines that have previously been operated by PTN, after which such lines become a part of the PeterStar network. In addition, PeterStar plans to further enhance its transit network capabilities in order to provide continued support to the cellular and other network providers in terminating traffic in St. Petersburg and to the national and international gateway.

  PRODUCTS AND SERVICES

     PeterStar currently provides: (i) voice and data services to business and residential customers; (ii) switched transit services for cellular and other network operators; and (iii) value-added voice and data services. PeterStar markets its products and services through its own direct sales force and agents which target mainly corporate accounts.

     PeterStar also provides a number of value-added voice and data services to complement the basic fixed network services it currently provides. PeterStar believes that the ability to provide such services on the PeterStar digital network is a key competitive advantage in the St. Petersburg marketplace. Current services include the following:

     Data Services. PeterStar provides high speed data links across the city of St. Petersburg. These connections provide links between the computer networks of banks and large companies, allowing for data interchange between a variety of back office systems. The target customer for such services is the financial sector, with the Russian Stock Market, Sberbank, Promstroibank, and Bank St. Petersburg all currently using PeterStar's services. Other applications for these high speed links, such as Reuters, utilize PeterStar to deliver value-added services to their own customers.

     Frame Relay. PeterStar operates a frame relay data network service as an enhanced feature of its current service offering. Customers include Citibank, the Russian Central Bank and the Russian Stock Market.

     ATM. PeterStar has installed an ATM service, including eight switches, for selected customers to complement its existing service offering. Customers include Coca-Cola and financial institutions such as Promstroibank and Bank St. Petersburg, and it is anticipated that an expansion of this service will take place once market demand has been confirmed.

     Operator services. PeterStar has provided operator assistance service since the third quarter of 1995 pursuant to a 1995 agreement with SPMMTS. The agreement with SPMMTS provides PeterStar with primary access to the "07" (long distance) operators connecting customers on a non-automatic dial destination throughout the Russian Federation and the other countries of the former Soviet Union. Other operator services offered include conference calling and person-to-person calling. PeterStar also plans to provide access to wider databases including those provided by Yellow Pages.

     Calling Card Services. In November 1995, PeterStar launched a direct dial calling card service, enabling customers to dial directly through to the PeterStar network when using a tone dial telephone. The service, which provides both debit and credit card service, is also available via the PeterStar operator service for pulse and rotary dial telephones. PeterStar has expanded this service offering through co-operation with Comstar, a network operator in Moscow, providing PeterStar customers access in Moscow. PeterStar is currently considering a further expansion of its calling card platform in conjunction with the development of the Teleport-TP national network facilities.

     Equipment Sales. PeterStar offers customers a wide range of telecommunications equipment as a means of enhancing its service. It offers PBXs, key systems, handsets, and the full range of customer terminals including Partner, Partner Plus, Eurogenesis and Definity. PeterStar also offers a maintenance service for the equipment.

     ISDN. PeterStar has installed an ISDN platform to service the demand in the local marketplace. PeterStar also offers international ISDN services, following agreement on the standard for C-7 signaling and the upgrading of the international gateway.

     Internet. Since August 1996, PeterStar has provided its subscribers access to the Internet via WEBplus, a local Internet service provider. PeterStar provides dial-up and dedicated network access to customers wishing to use the WEBplus service.

  CUSTOMERS AND MARKETING

     PeterStar's customer base currently consists of three general categories:
(i) business customers; (ii) cellular and other network operators; and (iii) residential customers. PeterStar's primary focus is the provision of voice and data services to business customers, focusing on those which generate large amounts of outgoing long distance and international traffic.

     PeterStar continues to experience a shift in its customer base, from foreign companies (which tend to use the higher priced international services) to predominantly Russian businesses and, to a lesser extent, residential customers (for whom local calling is the principal usage).

     The following table illustrates, as of December 31, 1998, 1997, 1996 and 1995, the number of lines on the PeterStar network, set forth by customer segment:

                                   NO. OF              NO. OF              NO. OF              NO. OF
                                   LINES               LINES               LINES               LINES
                                   AS OF     % OF      AS OF     % OF      AS OF     % OF      AS OF     % OF
                                  DEC. 31,   1998     DEC. 31,   1997     DEC. 31,   1996     DEC. 31,   1995
TYPE OF CUSTOMER                    1998     TOTAL      1997     TOTAL      1996     TOTAL      1995     TOTAL
----------------                  --------   -----    --------   -----    --------   -----    --------   -----
Direct dial -- business.........   42,388      25%     24,344      21%     12,482      24%      4,840      23%
Direct dial -- consumer.........   17,500      11%      4,482       4%      2,310       4%      2,029       9%
Cellular........................  108,278      64%     85,948      75%     37,213      72%     14,659      68%
                                  -------     ---     -------     ---      ------     ---      ------     ---
          Total.................  168,166     100%    114,774     100%     52,005     100%     21,528     100%
                                  =======     ===     =======     ===      ======     ===      ======     ===

  COMMERCIAL VOICE AND DATA SERVICES

     PeterStar's digital overlay network provides its customers with improved connectivity, as well as a package of exchange services such as call waiting, call forwarding and three-way conferencing. PeterStar offers its customers a choice between new digital installations or the upgrading of existing PTN analog connections to digital capability. New lines are provided via either traditional copper connections or fiber optic cables.

     For domestic long distance connections, PeterStar offers dedicated digital circuits to Moscow. Moscow is the destination of approximately 40% of the long distance traffic from St. Petersburg, all other national traffic being directed to the national switching center of Rostelecom in Moscow for delivery throughout the Russian Federation.

     SPMMTS is the gateway for international calls to and from St. Petersburg and SPMMTS has a number of options for the forwarding of international calls. Such calls can be directed to an international gateway owned by SPI, a joint venture between BT and SPMMTS which has satellite connections to the UK. In addition, SPMMTS has access, via Rostelecom, to the undersea cable between Russia and Denmark for international traffic. Finally, SPMMTS has the option to route international traffic through the international gateway in Moscow. In addition to SPMMTS, there are several independent dedicated networks which provide international telecommunications access in St. Petersburg, including BCL.

     Call revenues and total minutes in the commercial voice and data services segment (i.e, non-cellular) amounted to $30.9 million, $22.5 million, $12.8 million and $6.2 million, and 220,022,000, 126,220,000, 71,128,000 and
19,995,000, in 1998, 1997, 1996 and 1995, respectively.

     Business Customers. PeterStar's primary focus has been the provision of telecommunications products and services to business customers, focusing on those which generate large amounts of outgoing long distance and international traffic. PeterStar targets both foreign and, increasingly, Russian businesses which have requirements for high quality local, long distance and international telecommunications services. As of December 31, 1998, Russian businesses, such as Baltika Brewery and LenEnergo, represented approximately 70% of PeterStar's 42,388 business subscriber lines and foreign businesses, such as ABB, Rothmans Inc., Pepsi, Alcatel, Nokia, McDonalds, Volvo, PricewaterhouseCoopers and Philip Morris, represented the balance. Total call revenues from PeterStar's directly connected business customers were $30.5 million in 1998.

     Residential Customers. As of December 31, 1998, PeterStar had connected 17,500 residential customers to its network. Revenues from direct dial residential customers (principally connection charges and line rentals) totaled $0.7 million in 1998 (of which $0.4 million was call revenue). At present, PeterStar does not directly receive any local call revenues from its residential customers, but does bill and collect revenues for national and international calls at the SPMMTS tariff. In 1999, PeterStar will complete a project with PTN to upgrade telecommunications services on Vassilievski Island, a project which is increasing the number of residential customers on the PeterStar network.

  EXPANSION OF VOICE AND DATA SERVICES

     PeterStar has undertaken with PTN an infrastructure project centering on the replacement of analog step-by-step and cross-bar exchanges with digital telecommunications equipment for Vassilievski Island, a city district in St. Petersburg. The project requires the conversion of a total of approximately 30,000 business and residential lines that were previously operated by PTN, after which such lines become part of the PeterStar network and the users become PeterStar customers. As of December 31, 1998, approximately 13,000 lines had been converted, with the balance expected to completed in the first half of 1999. While the business customers are charged either PeterStar or PTN tariffs (based on their traffic patterns), the residential customers pay PeterStar the equivalent PTN rate for the line rental. PeterStar collects the revenues on national and international calling from these customers, although the level of such calling for residential customers, who are the bulk of the new customers, is not substantial. The total cost of the project is estimated at approximately $25 million, of which $13 million is for network infrastructure and the balance for civil works and local network upgrades. This amount also includes approximately $3 million for an upgrade to the core PeterStar overlay network. As of December 31, 1998, a total of $23.7 million had been spent, representing approximately 95% of the project's total cost.

     PeterStar also expects to increase its operating presence in Northwest Russia through the targeted development of digital infrastructure to connect business customers and to develop operational relationships with the regional telephone companies. PeterStar is exploring the possibilities for closer cooperation with both Teleport-TP and BCL (both of which are subsidiaries of PLD) in connection with the expansion of its core business in St. Petersburg and the implementation of its strategy in Northwest Russia.

     The implementation of this expansion in direct dial services involves a variety of risks, including those set forth in "-- Risk Factors -- Risks Involving PeterStar Company Limited."

  CELLULAR SERVICES

     The three cellular operators in St. Petersburg currently utilize the PeterStar network to deliver high quality services to their customers and provide reliable access to the local, long distance and international networks. PeterStar's digital infrastructure enhances the ability of the cellular operators to consistently receive and deliver their customer's traffic, a benefit that is not achievable by using the outdated PTN transmission network. In addition, the lack of capacity on the PTN network provides a significant constraint on the ability of the cellular operators to expand their capacity to meet market demand. Access to the PeterStar network provides these cellular operators with the additional capacity necessary to accommodate their planned growth.

     The number of cellular customers in St. Petersburg has increased from approximately 6,400 at December 31, 1994 to over 110,000 at December 31, 1998, as St. Petersburg has become one of the fastest growing cellular markets in Russia. The cellular operators in St. Petersburg experienced a drop-off in the number of subscribers following the August 1998 crisis, although there are signs that the subscriber numbers are beginning to recover. Subscribers are primarily business customers who use cellular service as a mobile telecommunications tool rather than as an alternative to the wireline network.

     The three cellular operators in St. Petersburg are:

     Delta Telecom. Delta, the NMT 450 operator which is a joint venture between PTN and an affiliate of MediaOne (formerly U.S. West Media Group, Inc.), was connected to the PeterStar network in September 1995. As of December 31, 1998, the majority of Delta's subscribers (of which 20,789 were active) were connected to the PeterStar network.

     North West GSM. NW GSM, the digital 900 MHZ operator for the city which is a joint venture between Sonera, Telia, Telenor, Lensvyaz and Telecominvest, has been connected to the PeterStar system since September 1994. As of December 31, 1998, all of NW GSM's subscribers (of which 73,673 were active) were connected to the PeterStar network.

     Fora Communications. Fora, a joint venture between Millicom International Cellular ("Millicom") and the City of St. Petersburg, is an AMPS 800 cellular system that has been connected to the PeterStar network since

July 1994. As of December 31, 1998, all of Fora's subscribers (of which 13,816 were active) were connected to the PeterStar network.

     The following table sets forth, for each cellular operator, the number of active lines connected to PeterStar at December 31, 1995, 1996, 1997 and 1998:

                                        DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
OPERATOR                                    1998           1997           1996           1995
--------                                ------------   ------------   ------------   ------------
Fora Communications...................     13,816         16,671          8,603         3,410
NorthWest GSM.........................     73,673         52,681         22,210         7,049
Delta Telecom.........................     20,789         16,596          6,400         4,200

     Call revenues and total minutes in the cellular segment amounted to $12.2 million, $9.0 million, $5.2 million and $2.2 million, and 178,370,000, 119,096,000, 57,729,000 and 17,830,000 minutes, in 1998, 1997, 1996 and 1995, respectively.

  NETWORK AND FACILITIES

     PeterStar's network and facilities give it the ability to provide advanced digital services to the telecommunications market in St. Petersburg, services that the Company believes PTN, with its primarily analog network, will be unable to provide in the near term due to internal funding constraints. The PeterStar network consists of digital exchanges which are connected by fiber optic cables, advanced transmission systems and remote switching units and concentrators. The fiber optic network forms twelve rings, permitting traffic to be re-routed in the event that a cable is cut or damaged. The network is fully interconnected with the PTN network, with direct and indirect connections via approximately 680 kilometers of fiber optic cable to all thirty-four PTN transit exchanges distributed throughout St. Petersburg. These direct connections to all of the primary PTN exchanges enable callers to by-pass congestion on the PTN network. The fiber optic cables also provide direct links to the national and international switch, providing PeterStar customers with high quality long distance and international access. PeterStar expects that it will continue to incrementally add switching, transmission capacity and local loop infrastructure to its core network in order to address its target market in St. Petersburg and regional points of presence.

     In addition to core network development, PeterStar, as part of its goal to be the full service telecommunications provider to the business community in St. Petersburg, has undertaken a number of specialized customer connections to its network, tailoring the solution to the specific customers' needs. This involved investment in, among other things, new cable, trunked radio, and customer premises equipment. Customer contracts concluded in 1998 include those with the Customs Authority, the Russian Mint, Lenexpo and Siemens.

     PeterStar has signed a contract with Tadiran, an Israeli wireless equipment manufacturer, to supply 1,500 lines of wireless local loop infrastructure. PeterStar has deployed such equipment where: (i) local loop infrastructure is non-existent or of poor quality; and (ii) the cost of installing cable would be prohibitive. As of December 31, 1998, PeterStar had in operation 809 wireless local loop lines and plans on expanding the wireless local loop service offering during 1999 based on customer demand.

     The PeterStar network currently consists of three AT&T 5ESS exchanges and several remote concentrators. PeterStar's Vassilievski Island exchange now serves as its main transit exchange, and is linked to the other PeterStar exchange located in Ligovskaia, in the central business district of St. Petersburg, as well as with PTN and SPMMTS. The Ligovskaia switch is being upgraded in order to provide redundancy to the main Vassilievski Island transit exchange. The Vassilievski Island exchange has the capacity to serve a large number of customers, both in the immediate vicinity of Vassilievski Island and at remote locations via the fiber optic network. This capacity enables PeterStar to carry substantial volumes of traffic to and from the PTN network to other network operators, such as cellular, Internet and paging operators, and to provide high quality links for long distance and international calls. PeterStar has added incremental transmission capacity and upgraded its transmission network from STM-4 to STM-16, as well as working on the provision of new service features. In addition, as part of its strategic relationship with PTN, PeterStar intends to continue to provide targeted support to PTN in its effort to upgrade and modernize its network. See "-- Expansion of Voice and Data Services" and "-- Risk Factors -- Risks Involving PeterStar Company Limited -- Dependence on PTN Facilities."

  BILLING, TARIFFS AND INTERCONNECTION CHARGES

     Billing

     Except for the residential and business customers on Vassilievski Island (which are billed in Roubles at the PTN rate), PeterStar denominates its tariffs in U.S. Dollars, with its customers paying the monthly invoice in Roubles at the U.S. Dollar/Rouble exchange rate on the date when the customer instructs its bank to make payment. By denominating its tariffs in U.S. Dollars (and exchanging Roubles at the then current U.S. Dollar/ Rouble exchange rate), PeterStar reduces the exchange rate risk otherwise associated with transacting business in a foreign currency. However, during the third and, to a lesser extent, fourth quarters of 1998, significant delays occurred in the processing of payments within the Russian banking system and led to exchange losses in those periods. See "-- Risk Factors -- Country Risks -- Restrictions on Currency Conversion; Historical Volatility in Currency Prices."

     Tariffs

     There are no specific regulations regarding tariffs charged by PeterStar (except for customers on Vassilievski Island which are charged the PTN tariff). PeterStar sets its tariffs taking into account those charged by PeterStar's interconnect parties, namely PTN, SPMMTS and SPI, as well as competitive pressures in the marketplace. PeterStar charges its customers for the installation of equipment and initiation of service, line rental, local, long distance and international calls and special services.

     In the period during which PeterStar has operated, there has been significant price convergence between PeterStar and public network national and international call tariffs. As PeterStar has widened its customer base, it has reduced its national and international call tariffs. At the same time, public network tariffs have increased for long distance access. Until PTN introduces local call metering to its customers, PeterStar will not receive any local calling revenues from its residential customers, and the timing of the introduction of such metering remains unclear.

     PeterStar's published tariff for local calls differs according to whether the call is made during peak times (8 AM to 8 PM) or at other times. For domestic and international long distance calls, tariffs are based on the call's destination and the time of the call. PeterStar offers discounts, based on call volumes, for customers who make a large number of calls per month.

     PeterStar charges a flat per line installation charge for telephone lines and for 2Mb/s digital circuits, regardless of the number of lines or circuits installed. In addition, customers are charged a monthly rental charge for the telephone lines and digital circuits.

     Business Customers. PeterStar business customers are charged the full PeterStar published tariffs for installation and initiation charges, line rental and local, long distance and international calls. Certain discounts are given for installations based on the number of lines installed at a single customer location and for call volumes.

     Cellular Operators. The cellular companies pay PeterStar for the installation and lease of 2 Mb/s links, a connection charge for each number connected and a monthly rental fee for each number, plus volume related call charges.

     Residential Customers. PeterStar currently receives line rental and connection charges from residential customers at the PTN rate. PeterStar will not receive local call charges from residential customers until PTN imposes such charges and then will only receive charges at the PTN rate. Long distance and international calls are billed directly by PeterStar. For residential customers connected as part of the Vassilievski Island project, PeterStar collects all revenues for long distance and international calling, with charges at the PTN tariff level.

     Interconnection Charges

     PeterStar has been able to negotiate favorable tariffs for interconnection fees and carrier charges with both PTN and SPMMTS. PeterStar's current interconnect agreements with PTN and SPMMTS are open-ended agreements, while the interconnection fees and carrier charges payable under the interconnect agreements are subject to renegotiation between the parties from time to time. Commencing in 1998, PeterStar has been required to pay a local line rental charge to PTN, although roughly half of the fee otherwise payable during 1998 was offset against amounts owed to PeterStar by PTN in respect of the Vassilievski Island project. The aggregate amount paid to PTN in 1998 for line rental charges was $1.3 million. The amount of the 1999 line rental charged has not yet been determined, but PeterStar expects once again to be able to offset amounts owing from PTN against such charges during 1999. See "-- Risk Factors -- Risks Involving PeterStar Company Limited -- Dependence on Interconnect Parties."

  TELECOMMUNICATIONS LICENSES

     In June 1996, PeterStar was granted a license, which superseded a license granted in November 1994, for an eight year term expiring November 2004 to provide local, national and international telecommunications services within St. Petersburg and the surrounding region. One of the conditions of this license is that access to long distance and international communications be through the public network. Other licenses that have been issued to PeterStar include a dedicated network license (expiring September 2001), a data communications license (expiring May 2001), a telematics license (expiring May 2001) and a videoconferencing license (expiring June 2001). Based on its experience in renewing existing, and obtaining new, licenses and its general knowledge of the licensing environment in Russia, management of PeterStar believes that, so long as they are being actively utilized, all such licenses will be renewed at the end of their respective terms.

     The main PeterStar license, governing the provision of public telecommunications services, sets the number of lines which PeterStar may have in St. Petersburg and the surrounding region at 106,000, and requires that capacity equal to 74,200 lines be introduced by June 1999. Based on its experience in renewing existing, and obtaining new, licenses and its general knowledge of the licensing environment in Russia, management of PeterStar believes that the maximum and minimum number of lines are not strict requirements but are instead designed to provide general guidance as to the number of lines intended to be included on the system. As of December 31, 1998, PeterStar had 168,166 lines, of which 108,278 were provided to cellular operators. PeterStar does not believe that its license would be terminated or re-negotiated, that it would be forced to reduce the number of its subscribers, or that other penalties would be imposed, by reason of its exceeding its 106,000 line ceiling, but there can be no assurance that the RFCTI would not take a different position which in turn could result in the revocation of the license or its renegotiation on terms unfavorable to PeterStar or the imposition of penalties. It is not possible to calculate the amount of any penalties which might be imposed, which are in the discretion of the RFCTI.

     The dedicated network license permits PeterStar to provide long distance and international telephone transmission services to dedicated network operators (such as BCL) in St. Petersburg and the surrounding region for a term expiring in September 2001. The dedicated network license sets the number of lines which PeterStar may have at 30,000 and requires that capacity equal to 21,000 lines be introduced by September 1999. Once again, based on its experience in renewing existing, and obtaining new, licenses and its general knowledge of the licensing environment in Russia, management of PeterStar believes that the maximum and minimum number of lines are not strict requirements but are instead designed to provide general guidance as to the number of lines intended to be included on the system. However, there can be no assurance that the RFCTI would not take a different position which in turn could result in the revocation of the licenses or their renegotiation on terms unfavorable to PeterStar or the imposition of penalties. It is not possible to calculate the amount of any penalties which might be imposed, which are in the discretion of the RFCTI. See "-- Risk Factors -- Risks Involving PeterStar Company Limited -- Reliance on Telecommunications Licenses; Risks of Revocation or Renegotiation of Licenses."

  EQUIPMENT AND OTHER OPERATING AGREEMENTS

     Equipment. Lucent is PeterStar's primary network equipment supplier. In recent years, equipment supply agreements have been entered into with Lucent for the purchase of telecommunications equipment, including transmission systems, switching equipment and related software, for the PeterStar network, including for the Vassilievski Island project. In some cases, Lucent has provided vendor financing, using Dutch export credit guarantees.

     Cellular and Other Operators. Pursuant to interconnect agreements with Delta, NW GSM and Fora, PeterStar provides interconnect service from the cellular networks to the local network and a gateway for long distance and international networks. Traffic interconnections are linked and made through PeterStar's switch system. The interconnect agreements provide for the following payments to be made by each cellular operator to PeterStar based on 2 Mb/s trunk connections: monthly lease fees for each trunk; per-subscriber number fees and per-minute tariffs. The Delta agreement is for a one year term, renewable for additional one year periods by mutual agreement. The NW GSM agreement is for a minimum period of two years, after which either party may terminate upon not less than three months prior written notice. The agreement with Fora is for two years and may be extended by mutual agreement for successive five year periods.

  EMPLOYEES

     As of December 31, 1998, PeterStar had 412 employees, all of whom were full-time. Of these employees, 411 were Russian nationals and one was an expatriate manager. None of its employees is subject to a collective bargaining agreement. PeterStar believes that its relations with its employees are good.

ALTEL

  OVERVIEW

     ALTEL, in which the Company (through a wholly owned British Virgin Islands subsidiary, Wireless Technology Corporations Limited ("WTC")) owns a 50% interest, currently operates the only nationwide cellular network in Kazakhstan. ALTEL was formerly known as BECET International, although marketing its services under the name "ALTEL". In May 1998 ALTEL changed its corporate name to the name under which it was doing business. Also in 1998, ALTEL introduced a prepaid cellular service (marketed under the name "TUMAR") in Almaty which, as of December 31, 1998, had 6,964 active subscribers.

     The other 50% of ALTEL is held by Kazakhtelekom, the operator of the national telephone network in Kazakhstan. In May 1997, the Kazakh government announced the sale of a 40% stake in Kazakhtelekom, the state-owned telecommunications company, to Daewoo. However, in March 1998, it was reported that Daewoo had sold a portion of its stake (reported to be approximately 10% of Kazakhtelekom) to an unnamed third party. It was later confirmed that Daewoo had sold its entire stake in Kazakhtelekom to Kazcommertzbank, a commercial bank based in Kazakhstan. It is understood that the Kazakh government is seeking to sell a 15% stake in Kazakhtelekom to private investors. Kazakhtelekom recently received a revised license specifically naming it as the exclusive national network operator in Kazakhstan, and giving it a wide range of powers to carry out this function. During 1998, the KMOC issued two GSM licenses for the development of national GSM networks in Kazakhstan. The two license recipients (one of which is a joint venture including Kazakhtelekom) commenced active marketing of their services in February 1999.

     The Company's primary objectives for ALTEL are to increase revenues and cash flows through increased penetration, usage and network coverage. Cellular service provides a rapid and relatively inexpensive way to overcome the deficiencies of the wireline telecommunications infrastructure in Kazakhstan. ALTEL's cellular telecommunications network in Kazakhstan currently consists of separate systems in Almaty, South Kazakhstan (Chimkent), Karaganda, Pavlodar, Astana (formerly known as Akmola), Aktyubinsk, Kustanai, East Kazakhstan (Ust-Kamenogorsk), Atyrau, Taraz, Petropavlovsk and Kyzl Orda. As of December 31, 1998, ALTEL's cellular telecommunications network covered a geographic area of approximately 4,200,000 people, representing 24% of the total population, in 12 cities. ALTEL commenced cellular service in September 1994 and has since experienced significant subscriber and revenue growth. As of December 31, 1998, ALTEL had 21,395 active subscribers, of which 6,964 were customers of ALTEL's prepaid service. This compares with 11,102 subscribers as of December 31, 1997.

     ALTEL, which began operations in September 1994, generated net income for the year ended December 31, 1998 of $9.2 million on operating revenues of $39.5 million, as compared to net income of $7.2 million on operating revenues of $30.0 million for the year ended December 31, 1997. The subscriber base grew from 2,882 at the end of 1995 to 21,395 at December 31, 1998 (of which 6,964 were customers of ALTEL's prepaid service). ALTEL accounted for 27.2% of PLD's operating revenues for the year ended December 31, 1998, as compared to 26.2% for the year ended December 31, 1997.

     ALTEL, a Kazakh closed joint stock company, was incorporated in 1994.

  STRATEGY

     The Company believes the development of a market economy in Kazakhstan is likely to increase demand for modern telecommunications services, including wireless communications, as demonstrated by the subscriber growth experienced to date by ALTEL. While the Kazakh telephone network is slowly being modernized, the Company believes this is likely to be an expensive and lengthy process. The Company believes that this environment provides ALTEL with the opportunity to provide customers in Kazakhstan with a viable, high quality alternative to wireline telephone service during the period it will take to modernize the basic public network. Management of ALTEL currently believes that, by virtue of its cost structure and its market penetration to date, together with its recently introduced prepaid service, it is in a good position to compete with the new GSM operations. However, ALTEL is currently assessing the impact of the GSM licenses on its business, and there can be no assurance that ALTEL will in fact be able to compete successfully with the new licensees.

  NETWORK AND FACILITIES

     As of December 31, 1998, ALTEL's cellular telecommunications network in Kazakhstan consisted of separate systems in Almaty, South Kazakhstan (Chimkent), Karaganda, Pavlodar, Astana, Aktyubinsk, Kustanai, East Kazakhstan (Ust-Kamenogorsk), Atyrau, Taraz, Petropavlovsk and Kyzl Orda. Further installations remain dependent upon many factors including the successful location of additional cell sites and the results of marketing and other studies. As of December 31, 1998, investment in ALTEL's cellular network infrastructure and support facilities totaled approximately $43.4 million. ALTEL anticipates that its capital expenditure program in 1999 will total approximately $8.6 million and will be used to develop new installations, expand network capacity in the existing cities and to upgrade equipment. The Company currently believes that this funding will be provided by internally generated cashflows.

     All ALTEL systems are connected to the local telephone network and the regional trunk switch in the cities where they are located. The system in Almaty is also linked to an international trunk exchange and the Astana system will be linked to a new international switch in that city when it becomes operational. Long distance and international calls are completed using the national and international network of Kazakhtelekom. International calls are switched through a digital exchange in Almaty.

     Space for most ALTEL switches, cell sites and associated equipment is provided by Kazakhtelekom. ALTEL also uses space in a Kazakhtelekom exchange building in Almaty for office and administrative purposes and leases other premises in Almaty which combines its central warehouse and a larger customer service center and retail outlet. ALTEL has also established, and will continue to establish, customer service centers in each city in which service is offered. Virtually all space for customer service centers and equipment not provided by Kazakhtelekom is leased, although ALTEL has purchased its facilities in Taraz, one base station site and building in Chimkent and a base station building in Karaganda.

     In November 1997, the official political capital of Kazakhstan was moved from Almaty to Astana. Although ALTEL does have a presence in Astana, the long-term effect of this move on ALTEL's business remains uncertain. For example, ALTEL could need to incur the cost of moving its administrative functions to Astana. Currently, both the number of customers in Astana and the traffic between Almaty and Astana are increasing, but there is a risk that the move could result in reduced cellular activity in Almaty in the future.

  PRODUCTS AND SERVICES

     ALTEL customers may choose from three types of cellular service: service within a single city, service within Kazakhstan as a whole, and full service including international access. Optional services include call waiting, three party conferencing, call forwarding, voice mail and busy transfer. ALTEL markets cellular telephones and related equipment manufactured by Motorola and Philips.

     ALTEL offers a roaming facility between the home city of the subscriber and other cities served by the ALTEL network. In addition, as of December 31, 1998, ALTEL had established roaming agreements with a total of 18 other cellular operators, including: (i) BEELINE (Vimpelcom) in Moscow and Samara; (ii) Fora in St. Petersburg; (iii) Digital Sotovaya Svyaz in the Ukraine; (iv) Katel in Kyrgyzstan; and (v) Uzdunrobita in Uzbekistan.

     ALTEL introduced a prepaid cellular service in Almaty in August 1998 (under the name "TUMAR"), thereby adding to its existing service offerings. ALTEL expects to introduce the prepaid service in additional regions, include Astana, during 1999. In addition to further reducing the potential for bad debts, this system also permits ALTEL to market a portable unit having fewer features and more economical pricing, thus enabling ALTEL to expand into a new and potentially much larger market segment than that to which it has addressed its marketing efforts to date. As of December 31, 1998, TUMAR had 6,964 active subscribers.

     ALTEL markets its cellular services through its own outside direct sales force, which targets corporate and government accounts and high volume consumers, together with customer service centers. Although ALTEL's standard service includes individuals, it has most appeal to businesses which constitute around 90% of the customer base. In contrast, the TUMAR prepaid services are targeted almost exclusively to middle income domestic individuals (including students). With this differentiation, ALTEL believes that it has broad appeal across the community.

     ALTEL does business under the registered trade names "ALTEL" and "TUMAR" and features these names in all of its marketing and promotional activity. ALTEL uses a variety of marketing channels to promote its services, including television, radio, newspapers, billboards and sponsorship of concerts and other popular events. ALTEL believes that both the identification of the "ALTEL" and "TUMAR" trade names with its services, and its marketing activities, have been effective in stimulating demand for its products and services.

  OPERATIONS

     Billing and Tariffs

     Tariffs for ALTEL customers are posted in U.S. Dollars. Government regulations determine the currency in which invoices may be paid, which depends upon the residency status of the customer. Domestic subscribers may pay only in Tenge, while foreign subscribers are permitted to pay in Tenge or U.S. Dollars. Commencing March 1998, ALTEL is now required to issue a tax invoice with each bill stating the amount in Tenge as of the billing date. However, to date, ALTEL has still been able to receive payment in Tenge at the U.S. dollar exchange rate on the date payment is made.

     Under the terms of its license, ALTEL is free to establish the rates for all cellular services provided on its network, without prior approval from the KMOC. ALTEL's pricing is subject to review by the Kazakh Anti-Monopoly Commission. ALTEL currently employs one pricing structure for all of its customers, but Kazakh government agencies are offered a 25% discount on activation and a 35-40% discount on monthly access fees and airtime charges. Currently, ALTEL has 123 subscribers in this category and management does not expect this number to increase significantly over time.

     A new ALTEL subscriber currently pays a one-time activation fee and makes a security advance to cover monthly fees and usage charges which depends on whether the subscriber has international, inter-city or local access, respectively. Non-residents of Kazakhstan pay higher security advances. Monthly access fees vary depending on whether the customer chooses local service alone, inter-city service or full international service. Basic usage charges vary between peak and off-peak calls, plus the applicable tariffs for international and inter-city calls. In addition, there is a monthly fee for each optional service, including call waiting, three party conferencing, call forwarding, itemized billing and busy transfer. ALTEL also charges its subscribers a fee for the ability to roam to other regional cities. ALTEL periodically offers special tariff-related promotions which include discounts on certain elements of the tariff schedule when packaged together. In addition, certain customers are offered volume discounts on the tariff schedule. ALTEL has also introduced air-time tariff plans, providing discounts to users, based on the periods that they intend to use the phone and whether their calls are predominantly incoming or outgoing. All tariffs include VAT at the rate of 20%.

     The basic connection fee for the TUMAR prepaid service is a one time fee, depending on whether the customer provides the handset or if the customer purchases the handset from ALTEL. No monthly access fees are charged to TUMAR customers, and the usage charges are higher for outgoing calls than they are for incoming calls, but do not vary depending on the time the call is made or received. TUMAR introduced a new tariff plan in February 1999, with a connection fee, a per day usage charge and a charge for outgoing calls, but no charge for incoming calls. TUMAR expects to introduce discounts to its air-time tariffs during March 1999. TUMAR customers can currently only make local calls within Almaty.

     ALTEL's tariffs have been recently revised in light of competition from the GSM licenseholders, which have offered low introductory tariffs to attract customers. ALTEL expects that competition from the GSM operators will continue to exert downward pressure on the tariffs for both ALTEL and TUMAR.

     Interconnection

     ALTEL is dependent on its interconnection to networks operated by Kazakhtelekom for the completion of its local, long distance and international calls. ALTEL pays an annual license fee to the KMOC in lieu of all frequency or interconnection charges, equal to up to 6% of its after-tax profits as calculated by the Kazakh statutory audit. ALTEL pays Kazakhtelekom a tariff in respect of local calls, and enjoys a preferential tariff in respect of long distance and international calls which provides ALTEL with an average margin of 25% on such calls. Kazakhtelekom has recently been authorized, in connection with its appointment as the exclusive operator of the Kazakh national network, to levy interconnection charges, and to do this on a basis which yields it a profit. There can be no assurance that Kazakhtelekom will not use this authority to start assessing interconnection charges against ALTEL, notwithstanding that ALTEL is already paying a license fee expressly stated to be in lieu of interconnection charges.

  TELECOMMUNICATIONS LICENSE

     ALTEL holds a 15-year renewable license issued in February 1994 for the creation and operation of cellular communications networks in Kazakhstan for local, long distance and international calling, using the 800 MHZ frequency band and "AMPS" technology. Under the terms of the license ALTEL was required to provide cellular services to Almaty and ten to twelve additional regional centers by the end of 1996, a condition which has been met. See "-- Network and Facilities."

     The license specifies that ALTEL is to be the exclusive provider of cellular service in Kazakhstan for the first five years of the license term, a period which expired in February 1999. The license is transferable upon approval by 75% of ALTEL's shareholders.

     In 1998, before the expiration of the exclusivity period, ALTEL commenced discussions with the KMOC on substituting a new license with revised terms for its existing license. One aspect of such new license would have been the elimination of the exclusivity provisions in return for other concessions, including an extension of the basic term of the license. Although the exclusivity period has since expired according to the terms of the license, ALTEL and the KMOC are continuing to discuss the terms of a new license for ALTEL.

  EQUIPMENT AND OTHER OPERATING AGREEMENTS

     ALTEL purchased from Motorola the infrastructure equipment required for the cellular systems to be installed in Almaty and eighteen other regional centers throughout Kazakhstan. Pursuant to a separate agreement, Motorola agreed to furnish services with respect to the equipment, which included system design, installation, optimization, system engineering, program management, software maintenance and on-site switch maintenance.

     Both agreements expire in May 1999. Motorola and ALTEL are currently in discussions regarding a new agreement.

  EMPLOYEES

     As of December 31, 1998, ALTEL had 340 employees, all of whom were full-time. Of these employees, 337 were Kazakh nationals and three were expatriate managers. The number of employees involved in branch operations was
140. None of its employees is subject to a collective bargaining agreement. ALTEL believes that its relations with its employees are good.

CPY YELLOW PAGES LIMITED

     Yellow Pages, a Cyprus company in which the Company holds a 100% interest, is the owner of one of the most comprehensive databases of Russian and foreign businesses in St. Petersburg and publisher of what is primarily a business to business directory. As of December 31, 1998, Yellow Pages had 68 employees in St. Petersburg who handle all of the graphic design and database management. Yellow Pages hires part-time workers for the periodic update of the directory. The Company utilizes the database of Yellow Pages to the benefit of PeterStar and BCL, particularly in achieving more effective target marketing and in operator services.

COMPETITION

  PETERSTAR COMPANY LIMITED

     PeterStar is building and operating its business in a highly competitive environment. PeterStar does not have an exclusive license to provide telecommunications services in St. Petersburg, and a number of other entities, including Russian companies and international joint ventures, are competing with PeterStar for a share of the St. Petersburg telecommunications market. A number of such companies (or their joint venture partners) are larger than PeterStar and have greater access to capital or resources.

     Although PTN has historically supported the development of PeterStar, PTN and PeterStar must be regarded as competitors in the telephony segment. PTN can offer its customers the same core services as PeterStar, notwithstanding the lower transmission quality and call completion rates of the PTN network. Furthermore, PTN has recently completed the installation of a modern fiber optic loop in St. Petersburg which, when fully operational, will significantly enhance its ability to carry traffic and could therefore compete with PeterStar. Although PeterStar believes that PTN will require substantial additional capital to completely modernize its network, PTN, either alone or through Telecominvest, is free at any time to enter into joint venture arrangements with other foreign partners to modernize its network independently of PeterStar. While PeterStar believes that there is a constructive working relationship between PeterStar and PTN, there can be no assurance that PTN will not in the future start to compete more aggressively with PeterStar and/or that future disputes between the partners will not occur and/or that PTN will not seek another partner. See
"-- Risk Factors -- Risks Involving PeterStar Company Limited -- Dependence on Interconnect Parties" and "-- Ownership and Management of Operating
Subsidiaries -- PeterStar Company Limited."

     The other major competitors to PeterStar are: (i) Global One, the international joint venture between Sprint, DT, France Telecom and its Russian partner, the telegraph office, which provides national and international voice and data services to certain destinations; and (ii) Sovintel, a joint venture between Rostelecom and GTS, which is currently based in Moscow, both of which have been expanding their operations in St. Petersburg. Since they are generally unable to compete effectively with PeterStar based on quality, these competitors principally compete on the basis of price, thereby exerting some price pressure on PeterStar.

     Other competitors include: (i) Combellga, a joint venture of CominCom, BelgaCom, Alcatel Bell and MMTS which operates an international overlay network in Moscow and has been attempting to penetrate the St. Petersburg market, offering international access similar to BCL, as well as long distance access to Moscow; (ii) JS Leivo, a joint venture of LenEnergo and Imatran Voima of Finland which provides outgoing international access; (iii) St. Petersburg Teleport, which offers only outgoing international services and offers lower priced services; and (iv) Metrocom, which provides local data access in St. Petersburg. In addition, the three cellular operators in St. Petersburg are competitors of PeterStar because they offer local, long distance and international access. At the same time, each cellular operator uses PeterStar to deliver its traffic.

  ALTEL

     Until 1998, ALTEL was the only licensed national cellular operator in Kazakhstan. In 1998, the KMOC awarded two licenses for the development of a national GSM network in Kazakhstan. One license was issued to Kcell, a joint venture of TurkCell and Kazakhtelekom, and the other license was issued to Kmobile, a joint venture of Telsim, a Turkish company, and local Kazakh interests. Active marketing was begun by Kcell in early February 1999 and by Kmobile in mid-February 1999. Management of ALTEL currently believes that, by virtue of its cost structure and its market penetration to date, together with its recently introduced prepaid service, it is in a good position to compete with the new GSM operations. However, ALTEL is currently assessing the impact of the GSM licenses on its business, and there can be no assurance that ALTEL will in fact be able to compete successfully with the new licensees.

  YELLOW PAGES

     Yellow Pages faces a number of competitors in St. Petersburg which provide similar directory and database services. Many of these competitors have greater financial resources than does Yellow Pages and there can be no assurance that Yellow Pages will be able to continue to compete successfully with the other ventures.

OWNERSHIP AND MANAGEMENT OF OPERATING SUBSIDIARIES

  PETERSTAR COMPANY LIMITED

     Ownership Structure

     PLD holds its 71% interest in PeterStar through the Company (60%) and PLD Holdings (11%). PLD acquired its 60% interest held through the Company at various times over the period 1992-96. PLD acquired PLD Holdings in August 1998 as part of the transactions with News and Cable & Wireless.

     The remaining 29% of PeterStar is held by Telecominvest, which is in turn owned 51% by an affiliate of Commerzbank AG, a major German bank, 25% by PTN and 24% by SPMMTS. Telecominvest was originally a joint venture between PTN and SPMMTS formed to act as a holding company for their respective interests in a number of telecommunications ventures in Northwest Russia.

     Relationship with Other Equity Holders

     Under the PeterStar foundation documents, a general meeting of shareholders may take action through a simple majority of those present. Accordingly, since PLD has a 71% interest in PeterStar, it should be assured of being able to take whatever action it requires once a meeting is constituted. However, representatives of 75% of the ordinary shares must first be present to constitute a quorum. Thus, it is possible for Telecominvest (and Commerzbank, through its control position in Telecominvest) to prevent action from being taken by ensuring that there is no quorum at a shareholders meeting.

     Also, pursuant to the PeterStar foundation documents, the shareholders have rights of first refusal to purchase any shares which any shareholder wishes to transfer, and to purchase any shares held by any shareholder who is bankrupt or goes into liquidation.

     PeterStar is dependent on PTN for the completion of most of its calls, and the PeterStar network is linked to the PTN network, giving PeterStar access to PTN's large local subscriber base. In addition, PeterStar is dependent on PTN's buildings, ducts and tunnels in order to house its exchanges and to reach its customers. Until 1998, PTN permitted PeterStar to house its exchanges in PTN buildings and use its other facilities without paying rent or call charges. Commencing in 1998, PeterStar has been required to pay a local line rental charge to PTN, although roughly half of the fee otherwise payable during 1998 was offset against amounts owed to PeterStar by PTN in respect of the Vassilievski Island project. The aggregate amount paid to PTN in 1998 for line rental charges was $1.3 million. The amount of the 1999 line rental charged has not yet been determined, but PeterStar expects once again to offset amounts due from PTN against such charges during 1999. However, any change in the terms on which PeterStar has access to PTN's facilities, or any restrictions imposed by PTN on the completion of calls from the PeterStar network, could have a material adverse effect on PeterStar and, in turn, the Company. Given the extent of the reliance of PeterStar upon PTN, PTN is clearly in a position to exercise a high degree of influence over PeterStar's affairs as a practical matter, even as an indirect minority shareholder.

     Notwithstanding its ability to influence PeterStar's affairs, the Company believes that PTN will continue to support the development of PeterStar's business as presently planned, and that PTN's business objectives are basically consistent with PeterStar's own plans.

     Management

     The board of directors of PeterStar consists of eight individuals, with three each being appointed by the Company and Telecominvest, and one being appointed by PLD Holdings. The eighth director is the General Director, who is nominated by the Company subject to final approval by the shareholders. As the owner of the Company and PLD Holdings, PLD has the indirect right to appoint four of the eight directors of PeterStar, and to nominate the General Director who also sits on the Board.

     Inasmuch as six of the eight directors must be present to constitute a quorum, the possibility exists that the Telecominvest directors (or any three other directors) may be able from time to time to prevent the creation of a quorum. Once a quorum is present, however, PLD is currently reasonably assured of a majority of the votes on the board, on the basis that the General Director, who is a Company appointee, will vote with the four PLD-appointed directors. Even if the General Director votes with the Telecominvest directors, PLD can still achieve a majority of votes because the PeterStar foundation documents specify that the person designated as Chairman of the Board (whom the Company is entitled to appoint) also has a casting vote in the event of a tie vote among the board of directors.

     The day-to-day management of PeterStar is the responsibility of the General Director and a management board which is composed of the PeterStar divisional directors. The PeterStar operational divisions are: Sales and Marketing, Finance, Technical and Operations and Administration.

     The officers of PeterStar are as follows:

Sergei Kuznetsov.....................................    General Director
Rick Macy............................................    Commercial Director

     Sergei Kuznetsov became General Director of PeterStar in September 1998. Prior to joining PeterStar, he had been, since July 1995, the General Director of Telecominvest, the company formed by PTN and SPMMTS to hold their interests in St. Petersburg and Northwest Russia. Before that, Mr. Kuznetsov was the initial General Director of Delta Telecom, Russia's first mobile telecommunications company. Prior to that time Mr. Kuznetsov's career had been in PTN where he rose to become the chief engineer of the Necrasovski regional node. He received his degree from the North West Scientific Institute in St. Petersburg. He received an MBA degree from Columbia University and attended the management program at the Fuqua School of Management of Duke University. He is a director of a number of companies including PTN, Telecominvest and PeterStar.

     Rick Macy joined PeterStar as Commercial Director in April 1998, replacing Stephen Gardner who then became Vice President -- Commercial, Russia for PLD. Prior to joining PeterStar, Mr. Macy was the Commercial Director, Moscow for Millicom, where he was responsible for the sales and marketing of all of Millicom's Russian cellular joint ventures. Previously, he was Area Sales Manager for Harris Corporation, responsible for their European markets. He also spent four years as an electronics technician in the U.S. Navy.

     Service Agreement

     PeterStar entered into a service agreement, dated as of January 1, 1999, with the Company, pursuant to which, for a one-year term, the Company will provide management services to PeterStar, including advice and assistance with respect to the design, implementation, operations, marketing and expansion of PeterStar's network for a one-year term. PeterStar has had similar agreements with the Company for all years dating back to 1992.

  ALTEL

     Ownership Structure

     The Company's 50% interest in ALTEL is held by WTC, a British Virgin Islands corporation and a wholly owned subsidiary of the Company. The other 50% interest in ALTEL is currently held by Kazakhtelekom, a joint stock company which is owned by the government of Kazakhstan and which operates the public telephone network in that country (the authority to operate such network having been recently confirmed by the grant to Kazakhtelekom of specific authority to act as the exclusive operator of the public network in Kazakhstan and as representative of the Kazakh government in international telecommunications matters).

     Relationship with Other Equity Holders

     The relationship between WTC and Kazakhtelekom is governed principally by the terms of a joint venture agreement entered into in December 1993. The agreement sets forth the respective capital contributions of the parties. In the case of the Kazakh partner, these consisted of the cellular license and frequencies, as well as all physical facilities required for the operation of the cellular network. As required, WTC contributed cash, equipment, property and services with an aggregate value of $20.0 million by February 1995. WTC has no obligation to make any additional contributions. Should the board of directors of ALTEL determine that ALTEL requires an additional capital contribution, then each shareholder will be required to contribute its proportionate share of the capital contribution or face dilution.

     Each ALTEL shareholder has the same voting, distribution and liquidation rights, except that upon a liquidation, WTC is entitled to receive out of any distributions the first $20.0 million for its capital contribution plus any subsequent capital contributions not matched by Kazakhtelekom.

     Under current Kazakh legislation, neither party is permitted to sell, assign, pledge or otherwise transfer its equity interest in ALTEL without first offering such interest to the other party

     ALTEL and Kazakhtelekom entered into an interconnection agreement pursuant to which Kazakhtelekom agreed to provide ALTEL with access to the public switched telephone network in Kazakhstan for the fifteen year term of ALTEL's current license free of charge (but subject to payment of certain charges to local operators for carriage and termination of calls from ALTEL's network). While there is no reason to suppose that Kazakhtelekom will not honor this commitment, the loss of, or any significant limitation on its access to the network could have a material adverse effect on the operations of ALTEL.

     While WTC may have the power, pursuant to the management structure described below, to direct the operations or determine the strategies of ALTEL, management believes that it is unlikely, in view of the pivotal importance of Kazakhtelekom to the business of ALTEL, that any significant initiatives would be undertaken by WTC without the consent of Kazakhtelekom. To date, Kazakhtelekom has not used its position to undermine initiatives proposed by WTC, nor to cause ALTEL to take any action to WTC's detriment; however, there can be no assurance that it will not do so in the future.

     It is not known what effect on ALTEL, or its license or business, the recent designation of Kazakhtelekom as the exclusive operator of the public network will have. In addition, Kazakhtelekom is a participant in one of the joint ventures which was recently granted a national GSM license in Kazakhstan and it remains unclear what impact this participation will have on ALTEL's business. All of these developments will present new uncertainties and challenges for ALTEL. See "-- Risk Factors -- Risks Involving ALTEL."

     In connection with the grant of its telecommunications license in 1994, WTC agreed to lend the KMOC up to $3 million on commercial terms for use for various KMOC projects. During 1995, PLD advanced $3 million to Monogram Finance Group Limited ("MFGL") in exchange for a convertible promissory note due on February 20, 2000. The note is convertible at any time prior to February 29, 2000 into common stock of MFGL representing 50% of its total issued and outstanding common stock. Its sole asset is an agreement to acquire a

50% interest in Monogram Telecommunications Limited, a Bermuda company ("MTL"). MTL has an agreement to acquire 100% of an Irish company known as Kazakhstan Telecommunications Development Corporation Limited ("KTDC"). KTDC has agreed in principle with the government of Kazakhstan to assist the government in connection with the privatization of Kazakhtelekom. While the Company believes that this arrangement satisfies the commitment given by WTC to the KMOC, there can be no assurance that the KMOC will not still call upon WTC to advance, and that WTC will not be obligated to pay, the $3 million.

     Management

     ALTEL is currently managed by a board of directors consisting of six members, three designated by Kazakhtelekom and three by WTC. WTC designates the Chairman of the Board who has a casting vote in the event of a tie vote. At least four members of the board are required to approve any of the following actions: amendment of ALTEL's charter, dissolution, voluntary bankruptcy, approval of the annual budget, acquisition of assets or businesses in excess of $5 million or any disposition or transfer of the ALTEL license, other investments in excess of $1 million or incurring indebtedness in excess of $2 million. These arrangements cannot be changed without WTC's consent. Accordingly, while there may be some question about the enforceability of these arrangements, WTC believes that it has the ongoing ability to make all significant strategic, operating, financing and investing decisions on behalf of ALTEL through the arrangements described above, although it is not likely that it would choose to take action without the approval of Kazakhtelekom.

     ALTEL has two co-chief executive officers ("Co-CEOs") and a treasurer who is also the chief financial officer ("CFO"), and may appoint other officers as the board determines. In addition, ALTEL has a chief Kazakh financial officer ("CKFO") who reports directly to the CFO and who is responsible for accounting matters under Kazakh law as well as serving as a liaison between ALTEL and the Kazakh tax authorities. One of the Co-CEOs and the CKFO are appointed by the directors who are designees of Kazakhtelekom and the other Co-CEO and the CFO are appointed by the directors who are designees of WTC. The Co-CEO appointed by the WTC directors has the ultimate responsibility for the management of ALTEL, subject to the authority of the board of directors.

     The current officers are as follows:

Rex Power...............................    Co-Chief Executive Officer
Maxut Sauranbekov.......................    Co-Chief Executive Officer
Michael Leaver..........................    Chief Financial Officer

     Rex Power joined ALTEL in June 1997. He is a registered chartered engineer and a registered European engineer. Prior to joining ALTEL, he worked for Cable & Wireless for over 30 years, mostly in overseas assignments, including management positions in Nigeria, Saudi Arabia and Macau. Additional positions with Cable & Wireless included Regional Business Manager for the Bermuda, Caribbean and Atlantic Islands Region and General Manager, Eastern Russia/Director, Special Projects in the Northeast Asia Region, Hong Kong and Japan.

     Maxut Sauranbekov became Co-Chief Executive Officer of ALTEL in June 1997. He joined ALTEL in October 1994 as Vice President for Marketing, Sales and Customer Service and then served as Vice President for Corporate Affairs. Prior to joining ALTEL, he worked for eight years in various other commercial and financial ventures.

     Michael Leaver joined ALTEL as Chief Financial Officer in April 1998. From 1995 until joining ALTEL, he was Deputy General Director of Uralwestcom, a cellular telephony operator in Yekaterinburg. Previously, Mr. Leaver was the Financial Director for Kiev Tetra Pak, a Ukrainian joint venture, for three years during its start-up phase.

     Recent changes in applicable Kazakh legislation will require that the management arrangements described above will need to be revised. However, although it seems clear that the existing arrangements cannot be completely preserved in their present form, because of the imprecision in some of the drafting and also because of the lack of precedents due to the newness of the legislation, it is difficult to state to what extent these arrangements will need to be revised. In addition, ALTEL is actively exploring the option of converting to a different legal form which may permit the preservation of, if not all, at least a substantial portion of the management arrangements described above in their current form. ALTEL does not expect to resolve this issue before the middle of 1999.

     ALTEL entered into Consulting and Information Services Agreements with PLD and Kazakhtelekom, each dated January 1, 1998, pursuant to which such parties provide certain consulting, information, management services and personnel expertise to ALTEL. In consideration for these services, ALTEL pays consulting fees, in the case of PLD, of $25,000 per month plus 3.4% of ALTEL's gross revenues, and, in the case of Kazakhtelekom, of 300,000 Tenge per month plus 1% of ALTEL's gross revenues. These contracts are each for a one year term automatically renewable for successive one year periods unless terminated by either party.

RISK FACTORS

     This document contains certain forward-looking statements that are subject to risks and uncertainties. Forward-looking statements include certain information relating to political, social and economic conditions in the countries of the former Soviet Union and the Commonwealth of Independent States, the commencement of certain programs and the proposed offering of certain services by the Company's operating subsidiaries, proposed changes in the Company's corporate structure and centers of operations and interpretations and actions of certain regulatory authorities, including in Russia and Kazakhstan, as well as information contained elsewhere in this Report where statements are preceded by, followed by or include the words "believes," "expects," "anticipates" or similar expressions. For such statements the Company claims the protection of the safe harbor for forward-looking statements contained in the private Securities Litigation Reform Act of 1995. Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors, including without limitation, those discussed elsewhere in this Report and in the documents incorporated herein by reference. Furthermore, this document constitutes a Year 2000 Readiness Disclosure Statement, and the statements herein are subject to the Year 2000 Information and Readiness Disclosure Act, and the Company hereby claims the protection of such Act for this document and all information contained herein.

  COUNTRY RISKS

     General. Foreign companies conducting operations through affiliates in the Russian Federation and Kazakhstan face significant political, economic, currency, legal and social risks. For example, a report released February 20, 1997 by the United States Embassy in Moscow on the commercial environment in the Russian Federation listed the following general difficulties affecting trade and investment in the Russian Federation, most of which are also encountered in Kazakhstan, and some or all of which could affect the ability of the Company or its operating businesses to conduct or realize income from their businesses:

     - ownership disputes
     - high taxes, and a frequently changing tax regime
     - high operating costs
     - lack of systematic and accessible credit information
     - corruption and commercial crime
     - financial illiquidity of many firms
     - changing requirements from regulatory bodies
     - lack of market information
     - an infant commercial legal framework
     - cultural and language differences
     - infrastructure problems
     - payments, arrears and frozen accounts
     - frequent changes in governmental personnel

     Political Risks. Since the breakup of the Soviet Union, the political situation in the Russian Federation and Kazakhstan has been characterized by uncertainty and instability.

     Russia. In the Russian Federation, there have been significant tensions between the executive and legislative branches of the government and efforts by the regions and autonomous republics of the Russian Federation to gain a greater degree of independence (the most dramatic example of which was the conflict in Chechnya). Lack of consensus between local and regional authorities and the federal government often results in the enactment of conflicting legislation at various levels and may result in political instability. This lack of consensus may have negative economic effects on the Company, which could be material to its operations.

     In addition, Communist and nationalist parties wield strong influence in the lower house of Parliament (the Duma) and have made gains in regional governorships which could result in a slow down or reversal of the development of a free market economy.

     During the transformation to a market-oriented economy in the Russian Federation, legislation has been enacted to protect property against expropriation and nationalization. However, a resurgence in nationalism could result in pressures for the reduction or even elimination of non-Russian ownership of Russian businesses, and there can be no assurance that such recently enacted protections would be enforced in the event of an attempted expropriation or nationalization. Legislation to restrict foreign ownership in the telecommunications industry is introduced from time to time and, while not expected to become law, is symptomatic of these increasingly nationalistic attitudes.

     There is also significant instability in the executive branch. Boris Yeltsin, President of the Russian Federation, has been unable because of ill-health to carry out the many and significant responsibilities of that office. Instead, he has increasingly delegated his responsibilities to ministerial appointees, while at the same time endeavoring to retain, and demonstrate, his continuing constitutional powers by making frequent changes in his appointments. All of this has served to create significant uncertainty, not only as to the policies his government will pursue, but also as to whether the government is likely to take any action to deal with the many significant problems which the Russian Federation faces.

     Additionally, he has announced that he will not run for re-election in 2000, which has set off a race between a number of candidates anxious to succeed him. The efforts of these other candidates to be elected as President, and the resulting change in leadership at that time, could result in additional political instability and also substantial changes in government policies. Any such matters could have a material adverse effect on the Company.

     Kazakhstan. The political situation in Kazakhstan is characterized by one-man rule by President Nursultan Nazarbayev who demonstrates considerable political power. While such concentration of power may at times be perceived as providing a stabilizing influence, it also increases the risk of nepotism, arbitrary decision-making and significant policy changes in the event of succession.

     Russian Economic and Political Turmoil. During 1998 there was considerable turmoil and uncertainty in the Russian financial markets, prompted in large part by a drop in commodity prices and economic problems in Russia, together with the crisis in the Asian financial markets which began in late 1997. These developments were accompanied by a substantial decline in the Russian stock market. These developments led the Russian government to raise interest rates significantly and to seek special assistance from the International Monetary Fund. In August 1998, the Russian government announced a substantial widening of the trading band in which the Russian Rouble would be permitted to float, together with a moratorium on certain foreign debt payments. Thereafter the Rouble dropped substantially in value and traded outside of the high end of the band, and the Russian government did not intervene to stop this trading, thereby effectively acquiescing to a major devaluation of the Rouble. In the latter part of 1998 and the first months of 1999, the Rouble has further declined in value and this process is expected to continue.

     Also in August 1998 the Russian government announced a 90-day moratorium on debt repayments. This moratorium caused considerable difficulties for Russian banks and businesses with hard currency obligations, as well as significantly impairing the ability of such banks and businesses, as well as the Russian government itself, to access the Western capital markets. The difficulties experienced by the Russian banks in turn caused difficulties for their customers, as bank transfers and deposits were frozen in many cases. The Russian government itself has effectively defaulted on substantial amounts of its debt, and is engaged in negotiations with Western banks and institutions (which reach back several months) to restructure this indebtedness. Continuation of these conditions for any significant period of time could have serious long-term effects on the Russian economy. At the present time, it is impossible to predict whether or when any resolution of these problems is likely.

     In August 1998, the Russian government experienced a significant upheaval, with the dismissal of the reformist government led by Sergei Kiriyenko and its replacement by one led by Yevgeny Primakov. The Primakov government did not propose a plan to address Russia's economic and financial difficulties, one result of which has been to cause the International Monetary Fund to delay further assistance to the Russian government. In May 1999, another political upheaval occurred, when President Boris Yeltsin dismissed the Primakov government and selected Sergei Stepashin as the new Prime Minister. It is too soon to predict what policies will be adopted by the new Stepashin government. This most recent governmental reshuffling creates increased uncertainty about the future political situation in Russia, which in turn creates additional concern about the ability of the government to deal with the many problems currently afflicting the Russian economic system.

     At the present time, it is not possible to predict the complete effect of the continuing economic, financial and political difficulties in Russia, although they have made for a difficult business environment in Russia. Although demand for the Company's telecommunications services continued during the economic and banking crisis in the second half of 1998, the economic difficulties in Russia have adversely affected the Company's operating subsidiaries and the Company's consolidated results for the year ended December 31, 1998 and the first six months of 1999. As described in more detail in "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Company's operating subsidiaries incurred a significant foreign exchange loss in 1998 and an increased exchange loss in the first six months of 1999 as compared to the same period in 1998, together with a reduction in revenues on a year-on-year basis, and the Company expects that revenues and margins will remain under pressure, and that the average age of its receivables is likely to continue to grow. The Company is not yet able to predict the effects of the ongoing difficulties on its results for 1999 as a whole, but the continuing economic difficulties in Russia will likely continue to have an adverse effect on the Company in current and future reporting periods, and there can be no assurance that such adverse effects will not be material.

     Economic Risks -- Uncertain Pace of, and Difficulties Experienced in, Economic Reform; Reliance on Foreign Economic Aid. Until recently, the economies of the Russian Federation and Kazakhstan were administered by the central authorities of the former Soviet Union. Following the collapse of those authorities and the command economy they managed, the governments of both the Russian Federation and Kazakhstan sought to implement policies designed to introduce free market economies into their respective countries. While these policies have met with some success, the economies of both the Russian Federation and Kazakhstan have been characterized by high unemployment, high rates of business failure, the deterioration of certain sectors of the economy, high government debt relative to gross domestic product and declining real wages. In both the Russian Federation and Kazakhstan real economic improvement has been limited to specific regions (the Moscow and St. Petersburg regions in Russia, and Almaty in Kazakhstan). The Russian Federation is still experiencing a lack of political consensus as to the scope, content and pace of free market reforms. No assurance can be given that policies to introduce or support a free market economy will continue to be implemented in either the Russian Federation or Kazakhstan, that these countries will remain receptive to foreign investment or that the economies of the Russian Federation or Kazakhstan will stabilize. The failure of any of these to occur could have a material adverse effect on the Company. In addition, the Russian Federation currently receives substantial financial assistance from several foreign governments and international organizations. To the extent any of this financial assistance is reduced or eliminated, economic development in the Russian Federation may be adversely affected, and any resulting difficulties in the Russian economy could have a material adverse effect on the Company.

     -- Limited Experience with Free Market Economy. Russian and Kazakh businesses have limited operating history in free market conditions and have had limited experience compared with Western companies with the entering into and performance of contractual obligations. Accordingly, as compared to Western companies, such businesses are often characterized by management that lacks experience in responding to changing market conditions and limited capital resources with which to develop their operations. In addition, the Russian Federation and Kazakhstan have limited infrastructure to support a market system, and banks and other financial systems are not well developed or well regulated. Businesses therefore may experience difficulty in obtaining working capital facilities. Moreover, these countries' banking system have faced and may encounter in the future liquidity crises as well as other problems arising as a result of under-capitalization of the banking sector as a whole. The experiences gained from the financial and banking crisis in Russia in the last two quarters of 1998 demonstrate how fragile the Russian banking system is, and at the same time how dependent Western investors are on such system. Another general Russian banking crisis in particular could have a material adverse effect on the Company's operations and financial performance and on the ability of its customers to pay amounts due. While Kazakhstan has not experienced a similar crisis, there is the potential for such a crisis in that country and the effects of any such crisis would likely be as severe.

     Restrictions on Currency Conversion; Historical Volatility in Currency Prices. Neither the Russian Rouble nor the Kazakh Tenge is convertible outside of their home countries.

     In Russia and Kazakhstan, a market exists for the conversion of Roubles and Tenge into other currencies, but it is limited in size and is subject to rules limiting the purposes for which conversion may be effected. The history of trading in the Russian Rouble and Kazakh Tenge against the U.S. Dollar has been characterized by significant declines in value and considerable volatility, although the Russian Rouble and the Kazakh Tenge experienced relative stability against the U.S. dollar during 1996 and 1997. However, during 1998 and 1999, the Russian Rouble has been under considerable pressure and suffered substantial declines against the U.S. Dollar and other currencies. After remaining relatively stable during 1998, the Kazakh Tenge has lost significant value in the first six months of 1999, reflecting concerns about the health of the country's economy and a decision by the government of Kazakhstan to cease providing support for its currency. See
"-- Russian Economic and Political Turmoil."

     In general, PeterStar and ALTEL post their tariffs in U.S. Dollars, and receive payment in local currency at the U.S. dollar exchange rate prevailing on the date of payment. These operating businesses face an exchange risk to the extent that they experience any difficulty in converting the local currency payment received into U.S. Dollars. In addition, they face a risk that the local currency weakens against the U.S. Dollar during the period between the customer instructing its bank to pay the operating business and the day the payment is actually received by the operating business. Historically, this time period has been short and the exchange risks arising from this particular issue have therefore been minimal. However, the Company's operating businesses experienced significant foreign exchange losses in the third and, to a lesser extent, fourth, quarter of 1998, due principally to delays in clearing payments within the Russian banking system.

     All of these factors, and others, may serve to increase the Company's exposure to foreign exchange losses in the future, the effect of which cannot currently be predicted. No assurance can be given that the Company's operating businesses which bill in U.S. dollar equivalents will be able to continue to post their tariffs in U.S. Dollars and collect payments in local currencies in amounts determined by reference to the value of the U.S. Dollar, or that they will continue be able to process such payments without banking delays or to exchange local currencies for U.S. Dollars without significant difficulties, delays or costs.

     It is not practical or economical for the Company to hedge its exchange risks. See "Quantitative and Qualitative Disclosure About Market Risk." Any of these factors, in conjunction with further declines, or volatility, in the value of the Russian Rouble or the Tenge against the U.S. Dollar, could have a material adverse effect on the Company. See also "-- Risks Involving the Company -- Currency Controls."

     Legal Risks -- Underdeveloped Legal System. The Russian Federation and Kazakhstan lack fully developed legal systems. Russian and Kazakh law is evolving rapidly and in ways that may not always coincide with market developments, resulting in ambiguities, inconsistencies and anomalies, and ultimately in investment risk that would not exist in more developed legal systems. Furthermore, effective redress in Russian and Kazakh courts in respect of a breach of law or regulation, or in an ownership dispute, may be difficult to obtain.

     Risks associated with the Russian and Kazakh legal systems include: (i) the untested nature of the independence of the judiciary and its immunity from economic, political or nationalistic influences; (ii) the relative inexperience of judges and courts in commercial dispute resolution, and generally in interpreting legal norms; (iii) inconsistencies among laws, presidential decrees and governmental and ministerial orders and resolutions; (iv) often times conflicting local, regional and national laws, rules and regulations; (v) the lack of judicial or administrative guidance on interpreting the applicable rules; (vi) retroactive changes in laws and regulations; and (vii) a high degree of discretion on the part of government authorities and arbitrary decision-making which increases, among other things, the risk of property expropriation. The result has been considerable legal confusion, particularly in areas such as company law, property, commercial and contract law, securities law, foreign trade and investment law and tax law. No assurance can be given that the uncertainties associated with the existing and future laws and regulations of the Russian Federation or Kazakhstan will not have a material adverse effect on the Company. In addition, there is no guarantee that a foreign investor would obtain effective redress in any court. No treaty exists between the United States and the Russian Federation or Kazakhstan for the reciprocal enforcement of foreign court judgments.

     Furthermore, the relative infancy of business and legal cultures in the Russian Federation and Kazakhstan are reflected in the inadequate commitment of local business people, government officials, agencies and the judicial system to honor legal rights and agreements, and generally to uphold the rule of law. Accordingly, the Company may, from time to time, confront threats of, or actual, arbitrary or illegal revision or cancellation of its licenses and agreements, and face uncertainty or delays in obtaining legal redress, any of which could have a material adverse effect on the Company.

     -- Possible Additional Liability of Shareholders. The Civil Code of the Russian Federation and the Law of the Russian Federation on Joint Stock Companies generally provide that shareholders in a Russian joint stock company are not liable for the obligations of the joint stock company, and only bear the risk of loss of their investment. However, if a company (an "effective parent") is capable of determining decisions by another company (an "effective subsidiary"), and such capability is provided for in the charter of the effective subsidiary or in a contract between the companies, and if the effective parent gives obligatory directions to the effective subsidiary, such effective parent bears joint and several responsibility for transactions concluded by such effective subsidiary in carrying out such directions. In addition, an effective parent is secondarily liable for an effective subsidiary's debts in the event an effective subsidiary becomes insolvent or bankrupt resulting from the action or inaction of an effective parent which is capable of determining decisions of the effective subsidiary whether as a result of the effective parent's ownership interest, pursuant to the terms of a contract between the companies or in any other way. In such instances, other shareholders of the effective subsidiary may claim compensation for the effective subsidiary's losses from the effective parent which caused the effective subsidiary to take action(s) or fail to take action(s) knowing that such action(s) or failure to take action(s) would result in losses. Accordingly, it is possible that the Company may be deemed to be an effective parent of certain of its subsidiaries and therefore be liable in certain cases for the debts of its effective subsidiaries. Such liability could have a material adverse effect on the Company.

     The Company believes that the applicable legislation in Kazakhstan does not contain any similar provisions.

     -- Limited Protection of Minority Shareholders. Russian laws regulating ownership, control and corporate governance of Russian companies may, in some cases, provide limited protection to shareholders, particularly minority shareholders. Disclosure and reporting requirements, and anti-fraud and insider trading legislation have only recently been enacted and most Russian companies and managers are not accustomed to such restrictions on their activities. The concept of fiduciary duties on the part of management or directors to their companies or shareholders is also new and is not well developed. See "-- Risks Involving the Company -- Potential Conflicts of Interest." Additionally, procedural protections to which U.S. shareholders are accustomed, such as contingent fee arrangements or the ability to bring class actions, are as yet still unknown in Russia.

     The concept of minority shareholder rights has not yet been tested in Kazakhstan, and it is therefore difficult to predict how a court confronted with the issue would rule.

     Social Risks. The political and economic changes in the Russian Federation and Kazakhstan since the break up of the former Soviet Union have resulted in significant social dislocations, as existing governing structures have collapsed and new ones are only beginning to take shape. The resulting broad decline in the standard of living has often resulted in substantial political pressure on the government to slow or even reverse the economic policies currently being pursued. In addition, such decline in the standard of living has led in the past, and could lead in the future, to labor and social unrest. Such labor and social unrest may have political, social and economic consequences, such as increased support for a renewal of centralized authority, increased nationalism (with restrictions on foreign investment in the Russian or Kazakh economy) and increased violence, any of which could have a material adverse effect on the Company.

     In addition, the local and international press have reported significant organized criminal activity, particularly in large metropolitan centers, directed at revenue-generating businesses, and an increased integration of Russian organized crime with major international criminal organizations. A substantial increase in property crime in large cities has also been reported. Finally, the local and international press have reported high levels of official corruption in the locations where the Company's operating businesses operate. No assurance can be given that organized or other crime or claims that the Company or any of its operating businesses has been involved in official corruption will not in the future have a material adverse effect on the Company.

     Official Data Reliability. The official data published by Russian federal, regional and local governments and federal agencies, and by the Kazakh government and its agencies, are substantially less complete or reliable than those of Western countries, and there can be no assurance that the official sources from which certain of the information set forth herein has been drawn are reliable. Official statistics may also be produced on different bases than those used in Western countries. Any discussion of matters relating to the Russian Federation or Kazakhstan herein must therefore be subject to uncertainty due to concerns about the completeness or reliability of available official and public information.

  RISKS INVOLVING THE COMPANY

     Guarantee of PLD Debt. As it has disclosed in its Annual Report on Form 10-K, PLD has significant debt service requirements, including the payment of interest on the Senior Notes and the Convertible Notes and amounts owing to The Travelers Insurance Company and The Travelers Indemnity Company (together, the "Travelers Parties"), and PLD does not presently have sufficient funds on hand to meet its current debt obligations. The Company is a guarantor of the Senior Notes and the Convertible Notes under the terms of the related indentures.

     While an agreement has been reached with the holders of the Senior Notes and the Convertible Notes and with the Travelers Parties on a restructuring of PLD's indebtedness to such parties, those agreements are conditioned upon the closing of PLD's merger with MMG. If the merger did not close, PLD would remain obligated to pay the interest on the Senior Notes and the Convertible Notes and there can be no assurance that the Travelers Parties would not demand payment in full of PLD's obligations to them. PLD's failure to make the interest payments on the Senior Notes and the Convertible Notes could result in a default under and acceleration of those Notes for which the Company serves as guarantor. Similarly, PLD's failure to make payment in full to the Travelers Parties could result in a cross-default under and acceleration of the Senior Notes and the Convertible Notes.

     Any such events would have a material adverse effect on the Company and would raise substantial doubt about the Company's ability to continue as a going concern.

     Year 2000. While the Company believes that it should not encounter material problems as a result of its own equipment not being Year 2000 compliant, its businesses may encounter disruptions in service as a result of noncompliance on the part of other traffic carriers, particularly those in Russia and other C.I.S. countries on which they are dependent for the completion of their calls. The Company believes that the Year 2000 compliance of the Russian and other C.I.S. parties with which the Company's operating businesses interact appears to be substantially behind that of Western parties, and that it is unlikely that those parties will be able to become fully Year 2000 compliant, given the limited amount of time left for this, and the severe funding constraints faced by those parties. Additionally, the Russian government has recently announced, in response to the Kosovo crisis, an intention to limit its cooperation in efforts to deal with potential Year 2000 problems. Accordingly, there is a significant risk that the Company's operating businesses may experience disruptions in their operations as a result of their C.I.S. interconnect partners not being able to complete calls or pass traffic to those businesses. Additionally, the billing systems of those interconnect partners may also be disrupted, resulting in those partners being unable to make timely settlements with the Company's operating businesses. All of these items have the potential to adversely impact the operations of its operating subsidiaries, and such adverse impact, on both the businesses of such subsidiaries and the Company's own financial results, may be material. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year 2000 Issues."

     Holding Company Structure; Barriers to Realizing Cash from Subsidiaries. As a holding company that conducts virtually all of its business through subsidiaries, the Company has essentially no source of cash other than distributions and other payments from its subsidiaries. The ability of the Company's subsidiaries to make payments to the Company may be constrained by:
(i) their own ability to generate sufficient cash from their operations; (ii) the level of taxation, particularly corporate profits and withholding taxes, in the jurisdictions in which they operate; (iii) exchange controls and repatriation restrictions in effect in the jurisdictions in which they operate; and (iv) the ownership interests of other investors in the Company's subsidiaries.

     Taxation. Taxes payable by Russian and Kazakh companies are substantial and include value-added taxes ("VAT"), excise taxes, export taxes and income taxes. The tax risks of investing in the Russian Federation and Kazakhstan can be substantial. Obtaining the benefits of any relevant tax treaties can be extremely difficult due to the documentary and other requirements imposed by the Russian and Kazakh authorities and the unfamiliarity of those administering the tax system with the international tax treaty system or their unwillingness to recognize the treaty system. For example, a recent instruction issued by the Russian State Tax Service mandates full withholding regardless of tax treaty status and requires the recipient to seek to obtain a refund for withholding in excess of treaty amounts. The need to deal with these issues may negate or impair tax planning initiatives undertaken by the Company to reduce its and its subsidiaries' overall tax obligations. Furthermore, the taxation systems in the Russian Federation and Kazakhstan are at an early stage of development and are subject to varying interpretations, frequent changes and inconsistent and arbitrary enforcement at the federal, regional and local levels. In certain instances, new taxes and tax regulations have been given retroactive effect.

     Currency Controls -- Risks of Changing Regulatory and Administrative Environment. While applicable legislation in both the Russian Federation and Kazakhstan currently permits the repatriation of profits and capital and the making of other payments in hard currency, the ability of the Company to repatriate such profits and capital and to make such other payments is dependent upon the continuation of the existing legal regimes for currency control and foreign investment, administrative policies and practices in the enforcement of such legal regimes and the availability of foreign exchange in sufficient quantities in those countries.

     The Company's ability to repatriate distributions and other payments in hard currency will be dependent upon the continued ability of the Company's operating subsidiaries, where applicable, to bill their customers in U.S. Dollars or the equivalent amount of local currency, as well as their ability to freely exchange local currency receipts into U.S. Dollars. See "-- Country Risks -- Restrictions on Currency Conversion; Historical Volatility in Currency Prices." There can be no assurance that, because of future changes in Russian and Kazakh currency regulations, the Company's ability to fully and/or on a timely basis realize benefits from its operations in the Russian Federation and Kazakhstan through the receipt of hard currency payments will continue.

     -- Currency Licensing Requirements. Under current currency regulations in the Russian Federation and Kazakhstan, while there do not appear to be additional administrative requirements for the payment of dividends or interest on debt, until January 1999, specific licenses from both the Central Bank and the National Bank of Kazakhstan were required for repayments of principal on debt with a term of more than 180 days. As of January 1999, the Central Bank required licenses for any such obligations with a term of more than 90 days. Failure to obtain such currency licenses where required can result in the imposition of fines and penalties. While the requirements for obtaining such licenses largely involve the production of documentation, not only are the documentary requirements themselves burdensome, but there can be no assurance that the entity granting the licenses may not impose additional, substantive requirements for the grant of a license or deny a request for a license on an arbitrary basis. See "-- Country Risks -- Legal Risks -- Underdeveloped Legal System." Furthermore, the time typically taken by the Central Bank and the National Bank of Kazakhstan to issue such licenses can be lengthy. In the case of the Central Bank, delays of up to one year or more in the issuance of licenses have not been uncommon. Failure to obtain currency licenses, where required, can result in the imposition of fines and penalties, significant delays in delivering equipment to the Company's operating businesses and resulting difficulties in generating cash flows from the Company's operating businesses in the Russian Federation.

     Finally, the Company's ability to repatriate distributions and other payments in hard currency will be dependent upon the continued ability of the Company's operating subsidiaries in Russia and Kazakhstan to bill their customers in the U.S. dollars or the equivalent amount of local currency, as well as their ability to exchange freely local currency receipts into U.S. dollars. There can be no assurance that, because of changes in Russian and Kazakh currency regulations, and/or because of a recurrence of the financial, banking and currency crises which afflicted the Russian Federation in the latter part of 1998, the Company's ability to fully and/or on a timely basis realize benefits from its operations in the Russian Federation and Kazakhstan through the receipt of hard currency payments will continue.

     -- Possible Effects of Currency Controls and Regulations on the Company's Ability to Meet its Obligations. There can be no assurance that, due to the risks outlined above, the Company will not experience difficulties or delays in receiving cash flows from its operating subsidiaries. Any such difficulties or delays could materially affect the Company's ability to make payments on its outstanding indebtedness (including its guarantees of PLD's Senior Notes and Convertible Notes) and could result in defaults in the Company's payment obligations under that indebtedness. In addition, the Company's ability to meet its working capital requirements or to declare and pay dividends to its shareholder could be adversely affected by any cash flow restrictions experienced by the Company.

     Anti-Monopoly Committee Approval. Under Russian anti-monopoly legislation, transactions which potentially influence competition in the Russian Federation are subject to the disclosure to and/or prior consent of the Russian Anti-Monopoly Committee. The Anti-Monopoly Committee generally has wide discretion to approve or disapprove transactions falling within the scope of its authority, though in practice transactions are rarely challenged. The time typically required by the Anti-Monopoly Committee to review a proposed transaction varies between three and four months. Failure to obtain prior consent may constitute grounds for the Anti-Monopoly Committee to seek a court decision declaring the relevant transaction null and void. In particular, transactions (including rental or lease transactions) which involve the acquisition of more than 20% of a Russian company's stock or the transfer of assets amounting to more than 10% of the assets of a transferor to a transferee, are subject to prior consent of the Anti-Monopoly Committee.

     Absence of Complete Control; Dependence on Local Partners. The Company's principal assets are its interests in its operating subsidiaries. The Company holds a 60% ordinary share interest in PeterStar, a 50% interest in ALTEL and a 100% interest in Yellow Pages. While PLD and the Company may have the ability, in the case of PeterStar and ALTEL, to direct the operations or determine the strategies of such subsidiaries under the terms of their respective constituent documents, the enforceability of some of the Company's rights is uncertain. See "-- Country Risks -- Legal Risks." Further, the other shareholders may, as a practical matter, be able to impede the Company's ability to exercise effective control. In addition, PLD and the Company would be unlikely to take significant initiatives without the approval, in the case of PeterStar, of Telecominvest and PTN; and in the case of ALTEL, of Kazakhtelekom. See "-- Ownership and Management of Operating Subsidiaries." PeterStar and ALTEL are dependent on continued access, on favorable terms, to the facilities of certain of the Company's partners, and this may adversely affect the Company's ability to rely on its legal rights to influence the conduct of the business of its operating subsidiaries. In summary, the absence of complete legal control by PLD and the Company over the operations of PeterStar and ALTEL, coupled with the dependence of these ventures on continued access to the facilities of PLD's partners, could have a material adverse effect on the Company. Finally, PeterStar and ALTEL are restricted subsidiaries under the Senior Note Indenture and the Convertible Note Indenture, and PLD is required by the terms of such indentures not to permit its restricted subsidiaries to violate the various covenants contained in such Indentures. There can be no assurance that the Company will always be in a position to comply with this obligation, and its failure to do so could cause a default under the Senior Note Indenture or the Convertible Note Indenture.

     Susceptibility to Political and Other Pressures. Although the governments of the countries and regions in which the Company operates may be limited in the extent to which they can legally direct the Company's policies, in practice they may be able to exercise significant influence. As a consequence, not only may the Company's activities be restrained if a governmental entity is not supportive, but the Company may be forced to take action to support policies or agendas of the government which are not in its commercial or other interests. In addition, in order to maintain good working relationships with its partners, the Company may need to take certain actions which may not necessarily be in its commercial or business interests.

     Competition. The Company is developing and operating its businesses in highly competitive environments. A number of companies compete with the Company's operating businesses, many of which have access to greater financial and technical resources than the Company. There can be no assurance that the Company will be able to overcome successfully the competitive pressures to which it is subject, both in the markets in which it currently operates and in markets into which it might expand. Furthermore, in many instances the Company's partners in its operating businesses are also potential -- and in some cases actual -- competitors. For example, PTN has recently completed the installation of a fiber optic network in St. Petersburg which, when fully operational, will improve call completion rates on the PTN network and could provide a serious alternative to PeterStar's network and permit PTN to compete more effectively for business in St. Petersburg. ALTEL's cellular network in Kazakhstan could be seen as being in competition with the national network operated by Kazakhtelekom. ALTEL also faces substantial competition from operators which were recently awarded GSM licenses in Kazakhstan, one of which is a consortium which includes Kazakhtelekom. At this time it is unclear what impact the consolidation of the Russian government's holdings in Sviazinvest and Rostelecom and the sale of significant stakes in Sviazinvest to Russian and foreign investors will have on the Russian telecommunications market in general and the Company in particular.

     Potential Conflicts of Interest. Each of the Company's principal partners in PeterStar and ALTEL have interests that may conflict with those of the Company.

     PTN, which holds its interest in PeterStar through Telecominvest and is the main provider of basic telephony services in St. Petersburg, already competes to some degree with PeterStar for customers and may increasingly become a substantial competitor with the eventual upgrading of its telecommunications network. Kazakhtelekom, the public switched telephone network operator and the Company's partner in ALTEL, may be a significant competitor for ALTEL's cellular operations when it improves the telephony services it provides in Kazakhstan by upgrading its fixed wire telecommunications network. In addition, Kazakhtelekom is a participant in one of the joint ventures which was recently awarded a national GSM license in Kazakhstan. Finally, certain directors of the Company's operating subsidiaries also act as directors or officers of its partners in the Russian Federation and Kazakhstan.

     In light of these competing interests, and, in particular, the extent of the legal and practical control that the Company's partners have over the affairs of the Company and its operating subsidiaries, any or all of the companies named above may use their influence, through the directors they appoint to the boards of the Company's operating subsidiaries or otherwise, to benefit themselves or other businesses in which they have an interest at the expense of the Company and its operating subsidiaries, subject to such limited fiduciary duties as they may have under applicable law. Moreover, such persons are not obliged (except for such obligations as they may have under applicable law) to allocate to the Company's operating businesses corporate opportunities of which they become aware through the directors referred to above or otherwise. No assurance can be given that the fiduciary duty and corporate opportunity doctrines that exist under United States law will provide adequate protections to the Company's shareholders against the pursuit of such conflicting interests. Kazakh law currently provide no protection in this regard and, while Russian corporate law has recently introduced the concept of the fiduciary duties of corporate officers and directors, the law is too new for any prediction to be made as to how much protection it will, in fact, provide. The pursuit of conflicting interests by the persons referred to above could have a material adverse effect on the Company.

     Impact of Auction of Stakes in Sviazinvest on the Company and the Telecommunications Market in Russia. In 1997, it was reported that, notwithstanding its previously announced plans to have Sviazinvest compete with Rostelecom, the Russian government had consolidated its telecommunications holdings in Sviazinvest and Rostelecom by transferring its shareholding in Rostelecom (38% of the common stock, and 51% of the voting stock) to Sviazinvest. The balance of the shares in Rostelecom remain in the hands of private investors. In April 1997, the government announced that it was seeking to sell 49% of Sviazinvest in two auctions, one as to a 25% stake open to Russian and foreign investors and the other as to a 24% stake open only to Russian investors. In July 1997, the government announced that the 25% stake had been sold to a consortium which included Oneximbank and Renaissance Capital, for a purchase price of $1.875 billion. Following this auction, the Russian government announced its intention to increase the size of the other stake being sold to 25% minus two shares. The schedule for the sale of the second stake has been delayed following the August 1998 financial crisis, and the structure of any such sale (including whether foreign participation will be permitted) has not been announced. While it is not yet clear how the proceeds of this sale will be employed, it is understood that the government wishes to have a substantial part, if not all, of the proceeds allocated to its current budget deficit. Prior to the August 1998 crisis, Sviazinvest had announced plans to raise $400 million through a Eurobond offering in 1998, but that offering was also delayed as a result of the Russian financial crisis. In light of all of the foregoing, it is unclear what impact the consolidation of the government's telecommunications holdings and the auction of significant stakes in Sviazinvest will have on the Russian telecommunications market in general and the Company in particular.

     Regulatory Uncertainties. The Company's operating businesses operate in uncertain regulatory environments. The Russian telecommunications system is currently regulated by the RFCTI and the Kazakh telecommunications system is currently regulated by the KMOC, largely through the issuance of licenses. Despite the 1995 enactment of the Telecommunications Law in Russia, considerable uncertainty still exists as to the application and interpretation of many of its terms. There is currently no comprehensive legal framework with respect to the provision of telecommunications services in Kazakhstan, although a number of laws, decrees and regulations govern or affect the telecommunications sector. Further, the recently announced appointment of Kazakhtelekom as the exclusive operator of the public telephone network in Kazakhstan and/or the participation of Kazakhtelekom in one of the joint ventures recently granted a national GSM license in Kazakhstan, may lead to restructuring of the telecommunications sector in Kazakhstan, the effects of which are difficult to predict at the present time.

     While the RFCTI appears to have succeeded to all of the powers and authorities of the Former MOC, it is not yet clear whether it will in fact continue to operate in the same manner and wield the same influence as the Former MOC. In particular, it is unclear whether the RFCTI will be able to control the actions of local and regional governmental authorities who may endeavor to impose new conditions upon operators in their respective jurisdictions or areas of influence.

     The absence of adequate regulation in the telecommunications sector has meant that decisions, including the granting and renewal of licenses, may at times be made by governmental officials without reference to precedent or procedure.

     Furthermore, the introduction of regulation of tariffs, or any other type of regulation, could have far-reaching, and potentially materially adverse, effects on the Company. In particular, there is considerable uncertainty as to what impact the transfer of authority to regulate local tariffs to Regional Committees will have on local tariffs in Russian. See "Telecommunications in the Former Soviet Union -- Telecommunications in the Russian Federation."

     Limitations on Ability to Transfer Interests. The terms of the PeterStar and ALTEL shareholder and joint venture agreements impose restrictions on the Company's ability to transfer its interests in such companies and give the other shareholders in such companies certain pre-emptive and other similar rights. It is likely that the Company's ability to transfer its interests in other future investments will be similarly limited. The restrictions on, and other provisions relating to the sale of these interests, and the lack of liquidity in the market for interests the Company now holds or may acquire, may impede their resale by the Company. While it may be possible to arrange for negotiated sales with one or more buyers, the Company may not be able to realize value from these interests, on acceptable terms, in a timely manner or at all.

  RISKS INVOLVING PETERSTAR COMPANY LIMITED

     Limited Operating History. PeterStar was formed in May 1992 and started operating a modern digital telephone exchange network in St. Petersburg in February 1993. While PeterStar generated a profit in the years ended December 31, 1997 and 1998, in view of its limited operating history there can be no assurance that PeterStar will be able to generate sufficient revenues or control its costs enough to remain profitable in the future.

     Reliance on Telecommunications Licenses; Risks of Revocation or Renegotiation of Licenses. PeterStar's business is dependent on the maintenance of its principal telecommunications license which permits it to operate a public telephone system in the Russian Federation for a term expiring in November 2004. Other licenses that have been issued to PeterStar include a dedicated network license (expiring September 2001), a data communications license (expiring May
2001), a telematics license (expiring May 2001) and a videoconferencing license (expiring June 2001). The main PeterStar license, governing the provision of public telecommunications services, sets the number of lines which PeterStar may have in St. Petersburg and the surrounding region at 106,000, and requires that capacity equal to 74,200 lines be introduced by June 1999. However, management of PeterStar believes that the maximum and minimum number of lines are not strict requirements but are instead designed to provide general guidance as to the number of lines intended to be included on the system. As of December 31, 1998, PeterStar had 168,166 active lines, of which 108,278 were provided to cellular operators. Based on its experience in renewing existing, and obtaining new, licenses and its general knowledge of the licensing environment in Russia, management of PeterStar does not believe that its license would be terminated or re-negotiated, that it would be forced to reduce the number of its subscribers, or that other penalties would be imposed, by reason of its exceeding its 106,000 line ceiling, but there can be no assurance that the RFCTI would not take a different position. The dedicated network license permits PeterStar to provide long distance and international telephone transmission services to dedicated network operators (such as BCL) in St. Petersburg and the surrounding region for a term expiring in September 2001. The dedicated network license sets the number of lines which PeterStar may have at no less than 30,000 and requires that capacity equal to 21,000 lines be introduced by September 1999. Once again, based on its experience in renewing existing, and obtaining new, licenses and its general knowledge of the licensing environment in Russia, management of PeterStar believes that these maximum and minimum number of lines are not strict requirements but are instead designed to provide general guidance as to the number of lines intended to be included on the system. There can be no assurance that the RFCTI would not interpret the provisions of the licenses differently, which in turn could result in the revocation of the licenses or their renegotiation on terms unfavorable to PeterStar or the imposition of penalties. It is not possible to calculate the amount of any penalties which might be imposed, which are in the discretion of the RFCTI.

     No assurance can be given that PeterStar will be able to maintain its licenses, that the terms will not be interpreted, altered or renegotiated to its disadvantage or that they will be renewed upon expiration. The loss of, or a substantial limitation upon the terms of, PeterStar's licenses could have a material adverse effect on the Company.

     Dependence on Interconnect Parties. PeterStar is dependent on PTN, SPMMTS and other operators for the completion of most of its calls. The PeterStar network is linked to the PTN network, which gives PeterStar access to PTN's large local subscriber base. PeterStar is required by the terms of its license to route all long distance and international calls through the public network. PeterStar has been able to negotiate favorable tariffs for interconnection fees and carrier charges with both PTN and SPMMTS. PeterStar's current interconnect agreements with PTN and SPMMTS are open-ended agreements, while the interconnection fees and carrier charges payable under the interconnect agreements are subject to renegotiation between the parties from time to time. The agreements provide for automatic extensions at the end of their term unless otherwise terminated by either party. The interconnection fees and carrier charges payable under the interconnect agreements are subject to renegotiation between the parties from time to time. There can be no assurance, however, that PeterStar will continue to have access to the PTN network or that PeterStar will continue to receive such favorable tariffs. The loss of access to such network or increases in such tariffs could have a material adverse effect upon the Company.

     Dependence on PTN Facilities. PeterStar is also dependent on PTN's buildings, ducts and tunnels in order to house its exchanges and to reach its customers. Prior to 1998, PeterStar has not been required to pay rent to PTN to house its exchanges in PTN buildings, nor has it paid rentals for ducts or tunnels. Commencing in 1998, PeterStar has been required to pay a local line rental charge to PTN, although roughly half of the fee otherwise payable during 1998 was offset against amounts owed to PeterStar by PTN in respect of the Vassilievski Island project. The aggregate amount paid to PTN in 1998 for line rental charges was $1.3 million. The amount of the 1999 line rental charged has not yet been determined, but PeterStar expects to be able to offset amounts due from PTN against such charges during 1999. However, any change in the terms on which PeterStar has access to PTN's facilities, or any restrictions imposed by PTN on the completion of calls from the PeterStar network, could have a material adverse effect on PeterStar and, in turn, the Company.

     Capital and Management Resources Required for Expansion of Direct Dial Services; Management of Growth. PeterStar has commenced several projects designed to expand its direct dial services in St. Petersburg and Northwest Russia. PeterStar has undertaken with PTN an infrastructure project centering on the replacement of analog exchanges with digital exchanges for certain parts of the network on Vassilievski Island, a city district in St. Petersburg. This project requires the conversion of approximately 30,000 business and residential lines that have previously been operated by PTN, after which such lines become a part of the PeterStar network. In addition, PeterStar plans to further enhance its transit network capabilities in order to provide continued support to the cellular and other network providers in terminating traffic in St. Petersburg and to the national and international gateway. PeterStar also expects to increase its operating presence in Northwest Russia through the targeted development of digital infrastructure to connect business customers and develop operational relationships with the regional telephone companies. These projects represent a major expansion of PeterStar's operations which have and will require substantial capital and special management efforts if they are to be carried into effect successfully.

     Pressure to Provide Residential Service. The Vassilievski Island project also represents part of a continuing effort on the part of PTN to modernize a portion of its network. The local calling element of residential service is presently provided free of charge (other than connection fees and line rental charges), and there has been considerable political resistance to the introduction of time-based charges for local calls. Even after calling charges have been introduced, it is likely to remain a low margin business for the foreseeable future. Even though PTN has now been privatized, the Company does not believe that the pressures on PTN to improve residential service have lessened. Although the Company believes that PeterStar has fulfilled its commitment to the residential customers, there can be no assurance that PTN will not continue to try to involve PeterStar in this effort, or that PTN's continued support for PeterStar's access to the business market may be linked to PeterStar's further commitment to develop the residential market in St. Petersburg.

  RISKS INVOLVING ALTEL

     Limited Operating History. ALTEL was formed in January 1994 and commenced commercial operations in September 1994. Although ALTEL generated profits for the years ended December 31, 1997 and 1998, there can be no assurance that ALTEL will be able to generate sufficient revenues or control its costs sufficiently to remain profitable in the future.

     Reliance on Telecommunications License. ALTEL's business is dependent on the 15-year renewable license issued in February 1994 for the creation and operation of cellular communications networks in Kazakhstan for local, long distance and international calling, using the 800 MHZ frequency band and "AMPS" technology. Under the terms of the license ALTEL was required to provide cellular services to Almaty and ten to twelve additional regional centers by the end of 1996, a condition which has been met. The license specifies that ALTEL is to be the exclusive provider of cellular service in Kazakhstan for the first five years of the license term, which period expired in February 1999. In 1998, before the expiration of the exclusivity period, ALTEL commenced discussions with the KMOC on substituting a new license with revised terms for its existing license. One aspect of any such new license would have been the elimination of the exclusivity provisions in exchange for other concessions. Although such exclusivity has since terminated according to the terms of the license, ALTEL and the KMOC are continuing to discuss the terms of a new license for ALTEL. See "-- ALTEL -- Telecommunications License." Although such discussions are continuing, there can be no assurance that any new license issued by the KMOC will not contain revised terms which are detrimental to ALTEL's business.

     Issuance of Additional Telecommunications Licenses. Until 1998, ALTEL was the only licensed national cellular operator in Kazakhstan. In 1998, the KMOC awarded two licenses for the development of a national GSM network in Kazakhstan. One license was issued to Kcell, a joint venture of included TurkCell and Kazakhtelekom, and the other license was issued to Kmobile, a joint venture of Telsim, a Turkish company, and local Kazakh interests. Active marketing was begun by Kcell in early February 1999 and by Kmobile in mid-February 1999. Management of ALTEL currently believes that, by virtue of its cost structure and its market penetration to date, it is in a good position to compete with the new GSM operations. However, ALTEL has already experienced some downward pressure on its tariffs as a result of competition from the new licensees. ALTEL is currently assessing its response to the new competition, and there can be no assurance that it will in fact be able to compete successfully with the new licensees.

     Effect of Network Expansion on Management Resources; Management of Growth.ALTEL has engaged in a significant expansion of its cellular network, from its initial base of operations in Almaty to a total of 12 cities throughout Kazakhstan as of December 31, 1998. The timing of such expansion was dictated by the terms of the license, so that in some regions it occurred at a time when economic activity in those regions was still at a sufficiently low level as to raise a question as to whether, and if so, when, cellular service in such regions will be commercially viable. Furthermore, because of the distances involved, the difficulty of hiring, training and supervising staff at remote locations and the underdeveloped nature of the business infrastructure, such as banks and professional advisers in many of the proposed locations for expansion, the establishment and provision of cellular service have presented, and will continue to present, significant challenges to the management of ALTEL, and there can be no assurance that these challenges will be met successfully in all cases. In addition, further network development is planned on a targeted basis to address key market sectors. Failure to manage the ALTEL network, and any future expansion of the network, successfully could have a material adverse effect on the Company.

     Effect of Sale of Stake in Kazakhtelekom on ALTEL and the Telecommunications Market in Kazakhstan. Since its formation, ALTEL has been 50% owned, directly or indirectly, by the government of Kazakhstan. ALTEL believes that the attitude of the government towards its operations has generally been favorable and that this has derived in some part from the government's interest in ALTEL. Currently, the government's 50% interest in ALTEL is held through Kazakhtelekom, which until May 1997 was owned 100% by the government. In May 1997, the Kazakh government announced that it had sold a 40% interest in Kazakhtelekom to Daewoo, creating considerable uncertainty as to the government's attitude towards Kazakhtelekom. In March 1998, it was reported that Daewoo had sold a portion of its stake (reported to be approximately 10%) to an unnamed third party. It was later confirmed that Daewoo had sold its entire stake in Kazakhtelekom to Kazcommertzbank, a commercial bank based in Kazakhstan. It is understood that the Kazakh government is seeking to sell a 15% stake in Kazakhtelekom to private investors. In addition, the KMOC recently issued a revised license to Kazakhtelekom specifically naming it as the exclusive national network operator in Kazakhstan, and giving it a wide range of powers to carry out this function. The Company has not yet fully assessed what impact these matters may or will have on ALTEL and its business. There can be no assurance that the government's favorable attitude towards ALTEL will continue to the same degree. Any significant change in the government's attitude toward ALTEL could have a material adverse effect on the Company.

     Dependence on Interconnect Parties. Under the terms of its license, ALTEL is entitled to interconnection free of charge to networks operated by Kazakhtelekom, the public switched telephone network operator, for the completion of its local, long distance and international calls. The loss of, or any significant limitation on, its access to such network could have a material adverse effect on the Company. Further, under its revised license, Kazakhtelekom was directed to assess interconnection charges for connection to its network, and to levy such charges on a basis which will yield it a profit. Kazakhtelekom may try to use this authority to endeavor to assess interconnection charges on ALTEL, notwithstanding the fact that its license exempts it from payment of such charges. The imposition of such interconnection charges would impact ALTEL's profitability, perhaps materially.

ITEM 2.  DESCRIPTION OF PROPERTY

     PeterStar Company Limited. PeterStar's principal office, which it leases from PTN, is located on Vassilievski Island, St. Petersburg, Russia. Its principal switches are also located at this site. PeterStar also occupies other space in St. Petersburg which is used to house other switching and transmission equipment.

     ALTEL. Space for most ALTEL switches, cell sites and associated equipment is provided by Kazakhtelekom. ALTEL also uses space in a Kazakhtelekom exchange building in Almaty for office and administrative purposes and leases other premises in Almaty which combines its central warehouse and a larger customer service center and retail outlet. ALTEL has also established, and will continue to establish, customer service centers in each city in which service is offered. Virtually all space for customer service centers and equipment not provided by Kazakhtelekom is leased, although ALTEL has purchased its facilities in Taraz, one base station site and building in Chimkent and a base station building in Karaganda.

ITEM 3.  LEGAL PROCEEDINGS

     None.

ITEM 4.  CONTROL OF REGISTRANT

     All of the issued and outstanding ordinary shares of the Company are held directly by PLD.

ITEM 5.  NATURE OF TRADING MARKET

     None.

ITEM 6.  EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

THE RUSSIAN FEDERATION

     Exchange Controls. Following the economic crisis in August and September 1998, the Russian Federation introduced more stringent procedural requirements on Russian residents wishing to pay non-residents in hard currency. The main reason for this was to attempt to reduce the level of illegal hard currency outflows from the country. Significant documentary requirements may have to be satisfied in respect of payments in U.S. Dollars between Russian residents (which generally includes all Russian companies and citizens resident in Russia) and non-residents (which generally includes non-Russian companies even if they have a representative office or other permanent establishment in Russia) for current currency transactions (generally those where payment is made within 90 days of the provision of goods and services). Payments in U.S. Dollars classified as movements of capital (which generally includes direct investments, portfolio investments, acquisition of real estate and payments made pursuant to loan agreements, or agreements for the lease or sale of goods and services having terms of over 90 days) are subject to licensing by the Central Bank. The Company believes that all of its operating subsidiaries hold, or have applied for and expect eventually to receive, all required Central Bank licenses. The need to apply for Central Bank licenses can be burdensome, because of the substantial documentary and other requirements involved and because of the considerable length of time involved, often running into several months. Failure to apply for the appropriate licenses, or to receive the outstanding licenses could result in fines and penalties. See "Business -- Risk Factors -- Risks Involving the Company -- Currency Controls." Finally, banks in Russia require that certain hard currency transfers be accompanied by a "transaction passport" setting forth that all required tax and regulatory requirements have been followed. Other requirements may be introduced in the future by the Russian Federation to further control hard currency payments from the country.

     Payments between Russian residents must generally be made in Roubles. Russian companies may exchange Roubles for U.S. Dollars if they can document U.S. Dollar-denominated liabilities that are due and payable within specified periods. Russian companies are required to convert 75% of most hard currency earnings into Roubles, but (as noted in the preceding sentence) may be able to reconvert such amounts into hard currency if they can document hard currency denominated liabilities that are due and payable within a specified period. Roubles may not be lawfully exported from, or converted into, other currencies outside of Russia.

     Availability of Hard Currency for Conversion Purposes. The ability of foreign investors to convert Roubles into hard currency is also subject to the availability of hard currency in the Russian currency markets. Although there is an existing market within Russia for the conversion of Roubles into other currencies, including the interbank currency exchange, over-the-counter and currency futures markets, conversion of Roubles at times of crisis, such as in August 1998, may be difficult.

     Exchange Rates. Significant fluctuations in the value of the Rouble against the U.S. Dollar and other hard currencies can also have a material impact on the value of a foreign investor's Rouble dividend income or Rouble proceeds from the sale of Rouble denominated securities. The history of trading in the Russian Rouble against the U.S. Dollar has been characterized by significant declines in value and considerable volatility, although the Russian Rouble experienced relative stability against the U.S. dollar during 1996 and 1997. However, during 1998 and 1999, the Russian Rouble has been under considerable pressure and suffered substantial declines against the U.S. Dollar and other currencies. See "Risk Factors -- Country Risks -- Russian Economic and Political Turmoil." These substantial declines resulted in foreign exchange losses by the Company's operating businesses during the second half of 1998, and may continue to adversely affect the results of such businesses. See "Business -- Risk Factors -- Country Risks -- Restrictions on Currency Conversion; Historical Volatility in Currency Prices."

     Repatriation. Although Russian law governing foreign investment guarantees foreign investors the right to repatriate their earnings from Russian investments, the Russian exchange control regime, including licensing requirements administered by the Central Bank, may materially affect their ability to do so and may increase the cost of such repatriation. See "Business -- Risk Factors -- Risks Involving the Company -- Currency Controls."

     Impact upon the Company. In general, the impact on the Company of the Russian exchange controls regime has not been particularly adverse. While no dividends have been paid by any of the operating subsidiaries in Russia, payments of interest and management fees have been made relatively freely. The need to apply for Central Bank licenses for certain types of transactions, and the delays in the receipt of such licenses, has delayed the completion of certain transactions. Additionally, the process of applying for such licenses has been time consuming and expensive. See "Business -- Risk Factors -- Risks Involving the Company -- Currency Controls -- Currency Licensing Requirements."

KAZAKHSTAN

     Exchange Controls. Kazakhstan currently has in place relatively liberal policies governing hard currency transfers by Kazakh residents to non-residents. Residents (which generally includes all Kazakh companies and citizens resident in Kazakhstan) can use hard currency to pay non-residents (which generally includes all non-Kazakh companies and their branch offices and representative offices in Kazakhstan) for current currency transactions (generally those where payment is made within 180 days of the provision of goods or services). Payments in U.S. Dollars classified as movements of capital (which generally includes direct investments, portfolio investments, payments with respect to real estate and payments made after 180 days for goods and services) are subject to licensing by the National Bank of Kazakhstan.

     Payments between Kazakh residents must generally be made in Tenge. Kazakh companies may exchange Tenge for U.S. Dollars if they can document U.S. Dollar-denominated liabilities that are due and payable within specified periods. The National Bank of Kazakhstan does not currently require the conversion of hard currency earnings into Tenge. Tenge may not be lawfully exported from Kazakhstan or converted into other currencies outside of Kazakhstan.

     Availability of Hard Currency for Conversion Purposes. The ability of foreign investors to convert Tenge into hard currency is also subject to the availability of hard currency in the Kazakh currency markets. Although there is an existing market within Kazakhstan for the conversion of Tenge into other currencies, including the interbank currency exchange and the over-the-counter markets, the development of this market is uncertain.

     Exchange Rates. Significant fluctuations in the value of the Tenge against the U.S. Dollar and other hard currencies can also have a material impact on the value of a foreign investor's Tenge dividend income or Tenge proceeds for the sale of Tenge-denominated securities. In Kazakhstan a market exists for the conversion of Tenge into other currencies, but it is limited in size and is subject to rules limiting the purposes for which conversion may be effected. The history of trading in the Kazakh Tenge against the U.S. Dollar has been characterized by significant declines in value and considerable volatility, although the Kazakh Tenge experienced relative stability against the U.S. dollar during 1996 and 1997. After remaining relatively stable during 1998, the Kazakh Tenge has lost significant value in the first six months of 1999, reflecting concerns about the health of the country's economy as a result of Russia's economic and financial problems, and a decision by the government of Kazakhstan to cease providing support for its currency. See "Risk Factors -- Country Risks -- Russian Economic and Political Turmoil."

     Repatriation. Kazakhstan's foreign investment legislation provides that earnings from investments made by foreign investors may be freely repatriated provided that all applicable fees and taxes have been paid. However, the exchange control regime in Kazakhstan may materially affect an investor's ability to do so and may increase the cost of such repatriation. See "Business -- Risk Factors -- Risks Involving the Company -- Currency Controls."

     Impact upon the Company. The Company has not experienced particular difficulties with the Kazakh exchange control regime. Both dividends and management fees have been received from ALTEL during 1998. While there are paperwork requirements in relation to hard currency transfers, these have not delayed the making of such transfers.

ITEM 7.  TAXATION

     The Company and its subsidiaries are subject to a number of taxes in different jurisdictions. The Company is subject to corporate income tax in Cyprus at the rate of 4.25%. The most significant taxes affecting the Company's subsidiaries are corporate income and other taxes in Russia and Kazakhstan (including withholding taxes). Withholding taxes apply to distributions by the Company's operating businesses in Russia and Kazakhstan and could apply to distributions by intermediate level companies in jurisdictions outside Russia and Kazakhstan. Obtaining the benefits of applicable tax treaties can be extremely difficult due to the documentary and other requirements imposed by the Russian and Kazakh authorities. For example, the Kazakh tax authorities require withholding on almost any kind of out-payment, including management fees and expense reimbursements, not just items of income, and additionally specify that an exemption application be submitted in respect of every payment made (as opposed to permitting blanket exemptions), while at the same time requiring non-standard certifications from the home country taxing authority. In addition, a recent instruction issued by the Russian State Tax Service mandates full withholding regardless of any treaty and requires the recipient to seek to obtain a refund for withholding in excess of treaty amounts, although in practice those refunds can be difficult to obtain. The need to comply with these provisions may negate or impair tax planning initiatives undertaken by the Company to reduce its and its subsidiaries' overall tax obligations in Russia and Kazakhstan.

     In general, the Company's Russian and Kazakh operating businesses are faced with a wide variety of taxes, including property taxes, advertising taxes, road taxes, housing taxes, transport taxes and education taxes. In addition, PeterStar and ALTEL are subject to corporate profits taxes of approximately 33% and 30%, respectively. The tax systems in Russia and Kazakhstan have changed rapidly in recent years and may undergo additional changes, which may have a material adverse effect on the Company.

ITEM 8.  SELECTED FINANCIAL DATA

     The following summary consolidated financial and operating data was derived from, and should be read in conjunction with, the audited Consolidated Financial Statements of the Company and the related notes thereto, and Management's Discussion and Analysis of Financial Condition and Results of Operations, contained elsewhere herein.

                                                       YEAR ENDED DECEMBER 31,
                                       --------------------------------------------------------
                                         1998        1997        1996        1995        1994
                                       --------    --------    --------    --------    --------
                                               (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
CONSOLIDATED STATEMENT OF OPERATIONS
  DATA:
  Operating revenues.................  $113,041    $ 85,588    $ 52,651    $ 24,747    $  8,526
  Operating expenses.................    77,982      59,066      43,317      29,858      13,605
  Operating income/(loss)............    35,059      26,522       9,334      (5,111)     (5,079)
  Income/(loss) before income taxes
     and minority interest...........    29,688      30,938       8,955      (3,072)     (5,339)
  Income taxes.......................     9,997       6,893       3,356       1,038          --
  Income/(loss) before minority
     interest........................    19,691      24,045       5,599      (4,110)     (5,339)
  Minority interest..................    11,721      12,336       2,615          --          --
                                       --------    --------    --------    --------    --------
  Net income/(loss)..................  $  7,970    $ 11,709    $  2,984    $ (4,110)   $ (5,339)
                                       ========    ========    ========    ========    ========

                                                       YEAR ENDED DECEMBER 31,
                                       --------------------------------------------------------
                                         1998        1997        1996        1995        1994
                                       --------    --------    --------    --------    --------
                                               (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
CONSOLIDATED BALANCE SHEET DATA:
  Cash and cash equivalents..........  $  2,816    $  7,849    $  5,185       2,898    $    684
  Non-cash working deficiency........   (32,298)    (29,423)    (41,808)    (25,643)    (17,489)
  Property and equipment, net........   106,542      79,002      56,613      39,101      21,059
  Telecommunication license, net.....    37,663      42,286      46,715      49,583      54,098
  Goodwill, net......................     1,365       1,580       1,795       2,011          --
  Other assets and receivables.......     2,422       3,292         369         765         103
  Total assets.......................   168,168     155,188     120,168     102,313      79,752
  Long-term debt (including advances
     from other group companies).....    11,834      14,602       7,370          --      10,504
  Shareholder's equity...............    78,563      70,593      58,884     (14,903)    (10,793)

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     This document contains certain forward-looking statements that are subject to risks and uncertainties. Forward-looking statements include certain information relating to political, social and economic conditions in the countries of the former Soviet Union and the Commonwealth of Independent States, the commencement of certain programs and the proposed offering of certain services by the Company's operating subsidiaries, the impact of Year 2000 issues on the Company's operations and interpretations and actions of certain regulatory authorities, including in Russia and Kazakhstan, as well as information contained elsewhere in this report where statements are preceded by, followed by, or include the words "believes," "expects," "anticipates," and similar expressions. For such statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors, including without limitation, those discussed elsewhere in the Report.

     Furthermore, this document constitutes a Year 2000 Readiness Disclosure Statement, and the statements herein are subject to the Year 2000 Information and Readiness Disclosure Act, and the Company hereby claims the protection of such Act for this document and all information contained herein.

BASIS OF PRESENTATION

     The Company's key interests at December 31, 1998 include a 60% interest in PeterStar, which provides telecommunications services in St. Petersburg, Russia; a 100% equity interest in WTC, which, in turn, holds a 50% equity interest in ALTEL, which provides cellular services in Kazakhstan; and a 100% interest in Yellow Pages, the owner of one of the most comprehensive databases of Russian and foreign businesses in St. Petersburg and publisher of the St. Petersburg business-to-business Yellow Pages directory.

     EBITDA is used as a measure of operating performance and is defined as earnings (or loss) from continuing operations before income taxes and minority interest plus net interest (interest expense less interest and other income) plus depreciation and amortization. It is presented as supplemental disclosure because it assists in understanding the Company's operating results. EBITDA, however, may not be comparable to similarly titled measures of other companies and should not be considered in isolation or as a substitute for net income, cash flow provided by operating activities, or other income or cash flow data prepared in accordance with generally accepted accounting principles, or as a measure of a company's profitability or liquidity.

RESULTS OF OPERATIONS

  YEAR ENDED DECEMBER 31, 1998 VERSUS YEAR ENDED DECEMBER 31, 1997

     Overview. For the year ended December 31, 1998, the Company reported net income of $8.0 million and operating income of $35.1 million earned on revenues of $113.0 million compared to net income of $11.7 million and operating income of $26.5 million earned on revenues of $85.6 million in 1997. EBITDA of $45.4 million in 1998 compared to $43.3 million in 1997.

     Revenues. Revenues increased 32.0% from $85.6 million to $113.0 million in 1998 reflecting the continued strong year-on-year growth in revenues achieved within PeterStar and ALTEL which together account for 99.0% of NWE's consolidated revenues. PeterStar's revenues increased 32.8% to $72.4 million in 1998 -- subscriber line numbers increased to 168,166 by the end of the year, up 53,392 over 1997. ALTEL's revenues increased 31.7% to $39.5 million in 1998 with its number of subscribers increasing to 21,395, up 10,293 over 1997. Much of ALTEL's revenue growth can be attributed to the introduction of prepaid cellular service in August 1998. 1998 revenues at Yellow Pages remained relatively unchanged from 1997 at $1.1 million.

     Although still significant, NWE's 1998 revenue growth rate of 32.0% was down from the 62.4% achieved in 1997. The reduced rate was largely the result of a slow down in revenue growth late in the year attributable to the Russian and Kazakh economic crises. These crises resulted in the loss of some customers (principally customers of the three cellular operators in St. Petersburg whose calls are routed over PeterStar's network) as well as reduced calling activity among businesses that remained customers.

     Management believes that revenues in 1999 are unlikely to grow at the same rate as they have in recent years given the many uncertainties in the Russian and Kazakh political and economic landscape at present. Further deterioration in the Russian and Kazakh economic situation would likely impact the Company's businesses adversely. See "Risk Factors". While management believes that it is taking all available measures to protect the Company and its businesses from the negative effects of any further problems in Russia and Kazakhstan, there can be no assurance that those measures will be successful.

     Gross profit. Gross profit increased 34.4% to $84.0 million in 1998 from $62.5 million in 1997 reflecting the revenue growth discussed above, as well as an increase in the Company's gross margin, as a percentage of revenues, from 73.0% in 1997 to 74.3% in 1998. Margins are generally expected to come under pressure in 1999 due to the continuing impact of the Russian and Kazakh economic crises.

     General and administrative expenses and management fees. General and administrative expenses include salaries, sales and marketing and overhead expenses at PeterStar, ALTEL and Yellow Pages. Management fees were paid to PLD and Telecominvest, in connection with PeterStar, and to PLD and Kazakhtelekom in connection with ALTEL. Combined, these expenses increased 44.2% from $20.6 million in 1997 to $29.7 million in 1998 and were required to fuel continued revenue growth and expand product offerings within these businesses.

     Depreciation. Depreciation increased 43.1% in 1998 to $10.3 million from $7.2 million in 1997. The increase reflects the investment of over $37.9 million in capital equipment in 1998 as well as a full year's depreciation on assets placed in service in 1997. Depreciation will continue to grow as a result of further anticipated investments in capital equipment in 1999, albeit at a slower pace than evidenced in prior years. As a percentage of revenues, these expenses increased from 8.4% in 1997 to 9.1% in 1998 but should decrease as both PeterStar and ALTEL near completion of the build-out of their core networks.

     Amortization expense. In 1998, the Company incurred total amortization charges of $4.9 million, unchanged from 1997, of which $2.6 million related to telecommunications licenses held by PeterStar, $2.1 million related to telecommunications licenses held by ALTEL and $0.2 million related to goodwill incurred in connection with the Company's acquisition of Yellow Pages in 1995. Telecommunications licenses held by PeterStar and ALTEL are being amortized over their remaining terms, which expire in 2004 and 2009, respectively. Goodwill related to Yellow Pages is being amortized over a 10-year period ending April, 2005.

     Taxes other than income taxes. Taxes other than income taxes, which include road tax, property tax, employee-related taxes, etc., increased 21.2% from $3.3 million in 1997 to $4.0 million in 1998. This reflects the overall growth during the year in the operating businesses' revenues, earnings, number of employees, etc. on which such taxes are based.

     Interest and other income. Interest and other income earned in 1998, primarily on cash balances held by the operating subsidiaries, remained unchanged from 1997 at $0.3 million.

     Interest on long-term debt. Interest on long-term debt increased marginally in 1998 to $0.8 million from $0.6 million in 1997 as a result of a number of long-term supplier financing contracts entered into by PeterStar with PLD Capital Asset (U.S.) Inc., a wholly owned subsidiary of PLD, and third party suppliers.

     Foreign exchange loss. The foreign exchange loss incurred in 1998 of $2.9 million compared with $0.7 million recorded in 1997. The significant increase in the loss incurred in 1998 related to the substantial devaluation of PeterStar's rouble cash balances in August and September when extreme market conditions resulting from the Russian economic crisis caused major disruptions in the Russian banking system. This prevented PeterStar from converting roubles into hard currency at a time when the value of the rouble was depreciating significantly. The Company has sought, and will continue to seek, to limit the effects of such conditions by minimizing the amount of rouble balances held by its subsidiaries and by taking measures to accelerate collection and currency conversion procedures in so far as this is possible in the current banking and legislative environment.

     Income taxes. Income taxes increased from $6.9 million in 1997 to $10.0 million in 1998, notwithstanding a lower reported pre-tax and minority interest figure of $29.7 million in 1998 compared to $30.9 million in 1997. The increase in taxes in 1998 reflects the non-deductibility of a number of expenses incurred during the year as well as an adverse change in the valuation allowance related to the Company's deferred tax assets.

     Minority interest. Minority interest totaled $11.7 million in 1998 based on a 40% minority interest in PeterStar and 50% minority interest in ALTEL applied to their respective post-tax earnings. This compared with a total of $12.3 million in minority interest recorded in 1997.

  YEAR ENDED DECEMBER 31, 1997 VERSUS YEAR ENDED DECEMBER 31, 1996

     Overview. For the year ended December 31, 1997, the Company reported net income of $11.7 million and operating income of $26.5 million on revenues of $85.6 compared to $3.0 million in net income and $25.8 million in operating income earned on revenues of $52.7 million in 1996. EBITDA of $43.3 million in 1997 compared to $18.2 million in 1996.

     Revenues. Revenues increased 62.4% from $52.7 million to $85.6 million in 1997 reflecting the strong year-on-year growth in revenues achieved within PeterStar and ALTEL which together account for 98.7% of NWE's consolidated revenues. PeterStar's revenues increased 67.7% to $54.5 million in 1997 -- subscriber line numbers increased to 114,744 by the end of the year, up from 52,005 in 1996. ALTEL's revenues increased 57.1% to $30.0 million in 1997 with its number of subscribers increasing to 11,102, up from 6,957 in 1996. 1997 revenues at Yellow Pages increased to $1.0 million from $0.8 million recorded in 1996.

     Gross profit. Gross profit increased 78.1% to $62.5 million in 1997 from $35.1 million in 1996 reflecting the revenue growth discussed above, as well as an increase in the Company's gross margin, as a percentage of revenues, from 66.6% in 1996 to 73.0% in 1997.

     General and administrative expenses and management fees. General and administrative expenses include salaries, sales and marketing and overhead expenses at PeterStar, ALTEL and Yellow Pages. Management fees were paid to PLD and Telecominvest, in connection with PeterStar, and to PLD and Kazakhtelekom in connection with ALTEL. Combined, these expenses increased 42.1% from $14.5 million in 1996 to $20.6 million in 1997 and were required to expand the revenue bases of the operating businesses.

     Depreciation. Depreciation increased 50.0% in 1997 to $7.2 million from $4.8 million in 1996. The increase reflects the investment of over $30.0 million in capital equipment in 1997 as well as a full year's depreciation on assets placed in service in 1996.

     Amortization expense. In 1997, the Company incurred total amortization charges of $4.9 million, unchanged from 1996, of which $2.6 million related to telecommunications licenses held by PeterStar, $2.1 million related to telecommunications licenses held by ALTEL and $0.2 million related to goodwill incurred in connection with the Company's acquisition of Yellow Pages in 1995.

     Taxes other than income taxes. Taxes other than income taxes increased 94.1% from $1.7 million in 1996 to $3.3 million in 1997 reflecting the overall growth during the year in the operating businesses' revenues, earnings, number of employees, etc. on which such taxes are based.

     Interest and other income. Interest and other income earned in 1997, primarily on cash balances held by the operating subsidiaries, decreased marginally to $0.3 million in 1997 from $0.4 million in 1996.

     Interest on long-term debt. Interest on long-term debt of $0.6 million was incurred in 1997 as a result of long-term supplier financing contracts entered into by PeterStar with PLD Asset Leasing Ltd., a wholly owned subsidiary of PLD, and third party suppliers.

     Foreign exchange loss. A foreign exchange loss in 1997 of $0.7 million was unchanged from the loss recorded in 1996 and was the result of unfavorable movements in the rouble and tenge, vis-a-vis the U.S. dollar, as applied to the Company's rouble and tenge denominated net monetary assets.

     Income taxes. Income taxes increased from $3.4 million in 1996 to $6.9 million in 1997 reflecting the overall improvement in pre-tax earnings at PeterStar and ALTEL.

     Minority interest. Minority interest totaled $12.3 million in 1997 based on a 40% minority interest in PeterStar and 50% minority interest in ALTEL applied to their respective post-tax earnings. This compared with a total of $2.6 million recorded in 1996. The increase is a direct result of the overall improvement in post-tax earnings at PeterStar and ALTEL.

LIQUIDITY AND CAPITAL RESOURCES

     For the year ended December 31, 1998, a total of $37.7 million in cash was generated from operations (1997 -- $24.2 million; 1996 -- $15.0 million), $32.2 million was used in net investing activities (1997 -- $19.3 million;
1996 -- $20.7 million) and $10.5 million was used in net financing activities (1997 -- $2.3 million; 1996 -- $8.0 million provided by net financing activities). Investments consisted almost exclusively of capital expenditures on telecommunications equipment within PeterStar and ALTEL while cash used in net financing activities consisted primarily of repayment of long-term indebtedness ($2.6 million), intercompany indebtedness ($4.1 million) and dividends paid to minorities ($3.0 million).

     As of December 31, 1998, the Company reported a working capital deficiency of $29.5 million (1997 -- $21.6 million). Excluding advances due to PLD and other wholly-owned PLD subsidiaries, the Company's working capital position as of December 31, 1998 improves to a positive $4.5 million (1997 -- $14.1 million).

     As of December 31, 1998, consolidated total assets were $168.2 million ($155.2 million as of December 31, 1997) and consisted primarily of $20.2 million in current assets (including $2.8 million in cash and cash equivalents), net property and equipment of $106.5 million and unamortized telecommunications licenses and goodwill of $39.0 million.

     Long-term debt of $11.8 million, including $4.7 million with related companies and $7.2 million with third party suppliers, as a percentage of total assets, was 7.0% as of December 31, 1998 as compared to 9.4% as of December 31, 1997.

     Shareholder's equity of $78.6 million as of December 31, 1998, which consisted of $70.8 million in share capital and contributed surplus and $7.8 million in retained earnings, compared to $70.6 million recorded at the end of 1997. The Company's ratio of long-term indebtedness to equity at December 31, 1998 was 15.0% compared to 20.7% at the end of 1997.

     The Company's ongoing operations (including advances to and investments in its existing subsidiaries and affiliates for capital expenditures and operational expenses) will continue to be financed from advances from PLD and dividends and management fees from its subsidiaries. The Company's operating businesses are now, for the large part, self-sustaining and have the ability to source third party supplier and bank financing on their own. However, to the extent that the operating businesses experience lower than expected revenues, higher operating costs, or higher development costs in connection with the build-out of their networks, or as a result of continuing economic difficulties in Russia and Kazakhstan, the Company may need to seek other sources of financing to fund such operations.

     As it has disclosed in its Annual Report on Form 10-K, PLD has significant debt service requirements, including the payment of interest on the Senior Notes and the Convertible Notes and amounts owing to the Travelers Parties, and PLD does not presently have sufficient funds on hand to meet its current debt obligations. The Company is a guarantor of the Senior Notes and the Convertible Notes under the terms of the related indentures.

     While an agreement has been reached with the holders of the Senior Notes and the Convertible Notes and with the Travelers Parties on a restructuring of PLD's indebtedness to such parties, those agreements are conditioned upon the closing of PLD's merger with MMG. If the merger did not close, PLD would remain obligated to pay the interest on the Senior Notes and the Convertible Notes and there can be no assurance that the Travelers Parties would not demand payment in full of PLD's obligations to them. PLD's failure to make the interest payments on the Senior Notes and the Convertible Notes could result in a default under and acceleration of those Notes for which the Company serves as guarantor. Similarly, PLD's failure to make payments in full to the Travelers Parties could result in a cross-default under and acceleration of the Senior Notes and the Convertible Notes. Any such events would have a material adverse effect on the Company and would raise substantial doubt about the Company's ability to continue as a going concern.

     In connection with the Merger Agreement with MMG and the transactions contemplated thereunder, the holders of the Senior and Convertible Notes have agreed, subject to completion of the merger and other transactions contemplated by the Merger Agreement, to exchange their outstanding notes for new notes issued by MMG which will not be guaranteed by the Company.

EFFECTS OF NEWLY-ISSUED ACCOUNTING PRONOUNCEMENTS

     In June 1998, Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities", was issued. SFAS 133 established accounting and reporting standards for derivative instruments and for hedging activities. SFAS requires that an entity recognize all derivatives as either assets or liabilities and measure those instruments at fair value. SFAS 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. SFAS 133 cannot be applied retroactively to financial statements of prior periods. At the current time the Company has not evaluated the impact SFAS 133 will have, if any.

     The American Institute of Certified Public Accountants issued Statement of Position No. 98-1 (SOP 98-1) "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," and Statement of Position No. 98-5 (SOP 98-5) "Reporting on the Costs of Start-Up Activities" in 1998. SOP 98-1 requires that certain costs related to the development or purchase of internal-use software be capitalized and amortized over the estimated useful life of the software. SOP 98-5 requires costs of start-up activities and organization costs to be expensed as incurred. The Company was required to adopt both new statements in the first quarter of 1999. The adoption of these statements did not have a material effect on the Company's consolidated financial statements.

YEAR 2000 ISSUE

     The Year 2000 issue exists because many computer systems and applications, particularly older systems and applications, use a two-digit, rather than a four-digit, date field to designate a particular year. As a result of the century change, date-sensitive systems may recognize dates in the twenty-first century (i.e., after 2000) as dates in the twentieth century (i.e., the corresponding year commencing with the prefix 19--). Equally, such systems may not recognize dates in the twenty-first century at all. All of this could lead to system failures or miscalculations which could lead to disruption of operations such as data being lost, an inability to process transactions, incorrect data being generated and critical deadlines being overlooked. The impact of these disruptions could be significant.

     PLD has conducted, and has caused each of its operating subsidiaries to conduct a survey of the equipment and software used by them.

     The Company's business involves the supply of services. To the very limited extent that it maintains actual inventory for sale (e.g., cellular telephone equipment sold to subscribers for its cellular telephony services), it does not manufacture such inventory itself but resells goods supplied by recognized manufacturers of such goods.

     Its survey has involved testing of equipment as well as contacting the manufacturers of equipment and producers of software (or review of materials published by such parties, including websites) to assess such parties' Year 2000 readiness. Such survey has indicated that, except in a few instances, the equipment and software which it uses are Year 2000 compliant. The Company is taking steps to upgrade or replace those items which are not compliant. In many cases the items required to be upgraded or replaced were due to be upgraded or replaced in any event, so that the Company's exposure has been the acceleration of already planned expenditures, rather than new or unanticipated expenditures. The Company expects that essentially all of its upgrading and replacement work, and any remaining testing required, will be complete by the end of the third quarter of 1999.

     To date, PLD has expended approximately $400,000 for remediation efforts and expects that its total remediation costs, including scheduled upgrades and replacements of approximately $3,100,000, will be approximately $4,000,000.

     Starting in January 1998, all operating businesses were required to use their best efforts to obtain specific warranties of Year 2000 compliance from parties with which they contract for products or services thereafter. While almost all new contracts for products or services entered into since that date have contained some form of warranty, these have generally been limited to recovering of direct losses, and not indirect or consequential losses, such as loss of revenues or profits. In consequence, the actual efficacy of such warranties may be somewhat limited.

     Additionally, all operating businesses have been required to review the terms under which they have heretofore supplied products and/or services to third parties. No case has been identified in which any operating business has specifically guaranteed Year 2000 compliance, and the Company has instituted a policy regarding the giving of such guarantees in the future in order to control and limit possible exposure thereunder. Further, since none of the operating businesses manufacture equipment or produce proprietary software for customers other than in exceptional cases, virtually all such transactions involve the re-sale or assignment of products and services supplied by others. Accordingly, the Company believes that, to the extent that such products and services are either warranted or shown to be Year 2000 compliant, its own exposure is commensurately reduced.

     While there can be no assurances that equipment failures will not occur, the effect of such failures may be ameliorated by the fact that such equipment is usually part of a network of facilities and equipment maintained by the Company. This means that a failure in an individual component will not necessarily cause a substantial disruption to the network as a whole, because no individual item is critical to the operation of the network as a whole, and the network also provides opportunities to by-pass the failure.

     The foregoing indicates that, to the extent that its business depends upon equipment, software, facilities and networks under its control, the Company believes that, by the year 2000, it will have taken all steps reasonably required to ensure that those items are Year 2000 compliant, and that it has reasonable contingency arrangements to deal with failures.

     The Company's principal Year 2000 risks arise from the fact that it is dependent for the completion of its calls upon a variety of other traffic carriers who provide interconnection and termination services. Since in many cases there are a variety of routes over which traffic can be carried, it is simply not possible for the Company to verify that each entity which could be involved in providing telecommunications services to its operating subsidiaries will be Year 2000 compliant. To a large extent, the Company is reliant in these circumstances on the actions of the other telecommunications operators and service providers to ensure that their counterparts are Year 2000 compliant. While the Company believes that the parties providing these services which are based in the United States and other Western countries are expected to be substantially Year 2000 compliant, the Year 2000 compliance and readiness of the Russian and other C.I.S. parties with which the Company's operating businesses interact appears to be substantially behind that of Western parties. The Company has been unable to determine with any degree of certainty the extent to which its interconnect partners in the C.I.S. are non-compliant because those parties have generally been reluctant to share this information. Nevertheless the Company believes, based on such reluctance and anecdotal and other evidence, that many of those partners, particularly in those in the less developed regions of the Russian Federation or the C.I.S., are substantially non-compliant.

     Furthermore, the likelihood that those parties will be able to become Year 2000 compliant seems problematical, given the limited amount of time left for this, the severe funding constraints faced by those parties, principally as a result of poor economic conditions in their home countries, and the possible lack of governmental pressure on those parties.

     Accordingly, there is a significant risk that the Company's operating businesses may experience disruptions in their operations as a result of their C.I.S. interconnect partners not being able to complete calls or pass traffic to those businesses. While the Company is unable to predict the extent or duration of such disruptions, the possibility exists that they could be extensive, and also take considerable time, perhaps even months, to correct.

     An additional risk is the likelihood that the billing systems of those interconnect partners may also be disrupted, resulting in those partners being unable to collect from their customers or to make timely settlements with the Company's operating businesses.

     Accordingly, the Company believes that there is a considerable risk that it will experience disruptions in providing telecommunications services to and from the countries of the C.I.S. which it serves, and that those disruptions may be substantial. Given its inability to obtain an accurate assessment of the extent to which its C.I.S. partners may be non-compliant, it is impossible for the Company to predict either the extent or the magnitude of those disruptions. Nevertheless, they have the potential to adversely impact the operations of its operating subsidiaries, and such adverse impact may be material.

     The Company has investigated the possibility of obtaining insurance against liability arising out of claims that products or services supplied are not Year 2000 compliant, but has determined that such insurance is not obtainable upon terms which are sufficiently comprehensive and/or is only obtainable upon terms which are uneconomical given the level of perceived risk, and accordingly has elected not to pursue such insurance.

ITEM 9A.  QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

     PLD's finance department is responsible for the evaluation and, to the extent practicable, management of the Company's exposure to market risks.

     The Company's primary market risk is related to the movement in foreign currency exchange rates in the countries in which its operating businesses operate: Russia and Kazakhstan. See "Risk Factors -- Country
Risks -- Restrictions on Currency Conversion; Historical Volatility in Currency Prices" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Currency Controls." PLD and the Company periodically evaluate the materiality of their foreign exchange exposures and the financial instruments available to mitigate this exposure. However, PLD and the Company do not currently believe that it is practical or economical to hedge these foreign currency exchange risks and as a result will continue to experience foreign currency gains and losses.

     The Company does not use any derivative instruments, either as a trading or non-trading activity.

ITEM 10.  DIRECTORS AND OFFICERS OF THE REGISTRANT

     James R.S. Hatt has been a Director of the Company since 1996. Since 1995, Mr. Hatt has been the Chairman, President and Chief Executive Officer of PLD, the parent of the Company.

     Clayton A. Waite has been a Director of the Company since 1996. Mr. Waite is currently a consultant to PLD and has previously served as Vice President - Administration and Group Financial Controller of PLD.

     Christos Clerides has been a Director of the Company since 1994. Mr. Clerides is currently a partner in a Cyprus law firm which provides legal and corporate administrative services to the Company in Cyprus.

     Phivos Clerides has been a Director of the Company since 1994.

     None of the directors of the Company are citizens or residents of the United States.

     The directors of the Company are elected for an unspecified term, until their successors are elected and duly qualified.

     There are no officers of the Company.

ITEM 11.  COMPENSATION OF DIRECTORS AND OFFICERS

     The directors of the Company are not compensated by the Company or its subsidiaries in their roles as directors. The Company pays the Cyprus law firm of which Mr. Christos Clerides is a partner certain fees in respect of legal and corporate administration services in Cyprus.

ITEM 12.  OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

     None.

ITEM 13.  INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

     PeterStar entered into a service agreement, dated as of January 1, 1999, with the Company, pursuant to which, for a one-year term, the Company will provide management services to PeterStar, including advice and assistance with respect to the design, implementation, operations, marketing and expansion of PeterStar's network for a one-year term. PeterStar has had similar agreements with the Company for all years dating back to 1992.

     ALTEL entered into Consulting and Information Services Agreements with PLD and Kazakhtelekom, each dated January 1, 1998, pursuant to which such parties provide certain consulting, information, management services and personnel expertise to ALTEL. In consideration for these services, ALTEL pays consulting fees, in the case of PLD, of $25,000 per month plus 3.4% of ALTEL's gross revenues, and, in the case of Kazakhtelekom, of 300,000 Tenge per month plus 1% of ALTEL's gross revenues. These contracts are each for a one year term automatically renewable for successive one year periods unless terminated by either party.

                                    PART II

ITEM 14.  DESCRIPTION OF SECURITIES TO BE REGISTERED

     None.

                                    PART III

ITEM 15.  DEFAULTS UPON SENIOR SECURITIES

     None.

ITEM 16. CHANGES IN SECURITIES, CHANGES IN SECURITY FOR REGISTERED SECURITIES AND USE OF PROCEEDS

     None.

                                    PART IV

ITEM 17.  FINANCIAL STATEMENTS

     The consolidated financial statements of the Company and its subsidiaries are attached to this Report beginning on page F-1.

ITEM 19.  FINANCIAL STATEMENTS AND EXHIBITS

     (a) Financial Statements

        (i) Consolidated balance sheets of the Company as of December 31, 1998 and 1997;

        (ii) Consolidated statements of operations of the Company for the years ended December 31, 1998, 1997 and 1996;

        (iii) Consolidated statements of cash flows of the Company for the years ended December 31, 1998, 1997 and 1996; and

        (iv) Consolidated statements of shareholder's equity of the Company for the years ended December 31, 1998, 1997 and 1996.

     (b) Exhibits

        4.1 Indenture, dated as of May 31, 1996, among PLD Telekom Inc., as Issuer, the Company, PLD Asset Leasing Limited, PLD Capital Limited, Baltic Communications Limited and Wireless Technology Corporations Limited as Guarantors, and The Bank of New York, as Trustee, with respect to $123,000,000 aggregate principal amount at stated maturity of 14% Senior Discount Notes due 2004 (the "Senior Note Indenture") (Exhibit 4.1)(1)

        4.2 Indenture, dated as of May 31, 1996, among PLD Telekom Inc. as Issuer, the Company, PLD Asset Leasing Limited, PLD Capital Limited, Baltic Communications Limited and Wireless Technology Corporations Limited as Guarantors, and The Bank of New York, as Trustee, with respect to $26,500,000 aggregate principal amount of 9% Convertible Subordinated Notes due 2006. (Exhibit 4.1)(2)

        4.3 First Supplemental Indenture, Amendment Agreement, Consent and Waiver, dated as of March 20, 1998, among PLD Telekom Inc., as Issuer, the Company, PLD Asset Leasing Limited, PLD Capital Limited, Wireless Technology Corporations Limited and Baltic Communications Limited, as Guarantors, Clayton A. Waite and Apropos Investments Ltd., as nominee shareholders, and The Bank of New York, as Trustee. (Exhibit 4.3)(1)

        99.1 Consent of KPMG.
---------------

(1) Incorporated by reference to the Company's Registration Statement on Form S-4 (File No. 333-5398).

(2) Incorporated by reference to the Company's Registration Statement on Form S-3 (File No. 333-5396).

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York on June 25, 1999.

                                          NWE CAPITAL (CYPRUS) LIMITED

                                          By: /s/ CLAYTON A. WAITE
                                            ------------------------------------
                                            Clayton A. Waite
                                            Director

                          NWE CAPITAL (CYPRUS) LIMITED

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

ITEM                                                          PAGE
----                                                          ----
Independent auditors' report................................   F-2
Consolidated balance sheets as of December 31, 1998 and
  1997......................................................   F-3
Consolidated statements of operations for the years ended
  December 31, 1998, 1997 and 1996..........................   F-4
Consolidated statements of cash flows for the years ended
  December 31, 1998, 1997 and 1996..........................   F-5
Consolidated statements of shareholder's equity for the
  years ended December 31, 1998, 1997 and 1996..............   F-6
Notes to consolidated financial statements..................   F-7

                          INDEPENDENT AUDITORS' REPORT

Shareholder and Board of Directors of
NWE Capital (Cyprus) Ltd.:

     We have audited the accompanying consolidated balance sheets of NWE Capital (Cyprus) Ltd. and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of operations, shareholder's equity and cash flows for each of the years in the three year period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of NWE Capital (Cyprus) Ltd. and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 1998 in conformity with generally accepted accounting principles.

     The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 16(d) to the consolidated financial statements, the Company's parent, PLD Telekom Inc. (PLD) does not presently have sufficient funds on hand to meet its current debt obligations. PLD's failure to make payment in full when required could result in a cross-default under and acceleration of other debt obligations for which the Company is a guarantor. These factors raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

     Without qualifying our opinion, we draw your attention to the information contained in Note 1 to the financial statements regarding the uncertain operating environment in Russia. The ultimate effect that these significant economic uncertainties could have on the stated values, classification, realisation or settlement of assets and liabilities stated in these financial statements cannot presently be determined and accordingly no provisions have been made.

     Without qualifying our opinion, we draw your attention to the disclosures in Note 16 to the financial statements concerning the uncertainty relating to the effects of the Year 2000 problem.

                                          KPMG

St. Petersburg, Russia
March 30, 1999

                           NWE CAPITAL (CYPRUS) LTD.

                          CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1998 AND 1997
                         (IN THOUSANDS OF U.S. DOLLARS)

                                                                1998       1997
                                                              --------    -------
                                     ASSETS
Current assets:
  Cash and cash equivalents (note 7)........................  $  2,816      7,849
  Trade receivables, net of allowances of $1,788 and $3,002
     respectively...........................................    11,260     12,725
  VAT receivable............................................        --      2,154
  Other receivables and prepaids............................     2,024      3,266
  Due from related parties..................................        --        468
  Inventory.................................................     4,076      2,566
                                                              --------    -------
          Total current assets..............................    20,176     29,028
Property and equipment, net (note 6)........................   106,542     79,002
Telecommunications licenses, net of amortization of $24,077
  and $19,356, respectively (note 3)........................    37,663     42,286
Other receivables (note 4)..................................     2,012      3,012
Goodwill, net of amortization $789 and $574, respectively
  (note 5)..................................................     1,365      1,580
Other assets................................................       410        280
                                                              --------    -------
          Total assets......................................  $168,168    155,188
                                                              ========    =======
                      LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Bank indebtedness (note 8)................................  $     --        900
  Accounts payable..........................................     1,980      1,971
  Accrued liabilities.......................................     2,640      3,044
  Customer deposits and advances............................     7,109      5,978
  Advances from other group companies (note 10).............    33,988     35,711
  Due to related parties....................................       462        818
  Current portion of long-term debt (note 9)................     3,479      2,180
                                                              --------    -------
          Total current liabilities.........................    49,658     50,602
                                                              --------    -------
Long-term liabilities:
  Advances from other group companies (note 10).............     4,669      6,627
  Long-term debt (note 9)...................................     7,165      7,975
                                                              --------    -------
          Total long-term liabilities.......................    11,834     14,602
                                                              --------    -------
Minority interest...........................................    28,113     19,391
Commitments and contingencies (note 16)
Shareholder's equity (note 12):
  Common stock, par value CY L1 per share. Authorised
     3,246,174 shares in 1998 and 1997; Issued and
     outstanding 3,246,174 shares in 1998 and 1997..........     7,082      7,082
  Contributed surplus.......................................    63,723     63,723
  Accumulated surplus/(deficit).............................     7,758       (212)
                                                              --------    -------
          Total shareholders' equity........................    78,563     70,593
                                                              --------    -------
          Total liabilities and shareholders' equity........  $168,168    155,188
                                                              ========    =======

          See accompanying notes to consolidated financial statements.

                           NWE CAPITAL (CYPRUS) LTD.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                  YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
                         (IN THOUSANDS OF U.S. DOLLARS)

                                                                1998       1997       1996
                                                              --------    -------    -------
Telecommunications revenues.................................  $113,041     85,588     52,651
Direct costs................................................    29,081     23,120     17,527
                                                              --------    -------    -------
          Gross profit......................................    83,960     62,468     35,124
Operating expenses:
  General and administrative................................    28,030     15,742     12,396
  Management fees...........................................     1,649      4,817      2,085
  Depreciation..............................................    10,266      7,194      4,758
  Amortization..............................................     4,935      4,936      4,884
  Taxes other than income taxes.............................     4,021      3,257      1,667
                                                              --------    -------    -------
          Total operating expenses..........................    48,901     35,946     25,790
          Operating income..................................    35,059     26,522      9,334
Other income/(expense):
  Interest and other income.................................       288        337        370
  Interest on long-term debt................................      (769)      (584)        --
  Foreign exchange loss (note 1)............................    (2,890)      (676)      (740)
  Other expense.............................................    (2,000)        --         (9)
  Settlement with minority shareholders (note 11)...........        --      5,339         --
                                                              --------    -------    -------
Income before income taxes and minority interest............    29,688     30,938      8,955
Income taxes (note 13)......................................     9,997      6,893      3,356
                                                              --------    -------    -------
          Income before minority interest...................    19,691     24,045      5,599
Minority interest...........................................    11,721     12,336      2,615
                                                              --------    -------    -------
          Net income........................................  $  7,970     11,709      2,984
                                                              ========    =======    =======

          See accompanying notes to consolidated financial statements.

                           NWE CAPITAL (CYPRUS) LTD.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
                         (IN THOUSANDS OF U.S. DOLLARS)

                                                               1998        1997       1996
                                                              -------    --------    -------
Cash flows from operating activities:
  Net income................................................  $ 7,970      11,709      2,984
  Adjustments to reconcile net income to net cash provided
     by/(used in) operating activities:
     Depreciation and amortization..........................   15,202      12,130      9,642
     Minority interest......................................   11,721      12,336      2,615
     Settlement with minority shareholders (note 11)........       --      (5,339)        --
     Other..................................................    2,000         133          9
     Customer deposits and advances.........................    1,131       3,284        103
     Changes in working capital (note 14)...................     (332)    (10,047)      (331)
                                                              -------    --------    -------
       Net cash provided by operating activities............   37,692      24,206     15,022
                                                              -------    --------    -------
Cash flows from investing activities:
  Capital expenditures......................................  (32,056)    (19,367)   (20,652)
  Other assets..............................................     (130)         89        (58)
                                                              -------    --------    -------
          Net cash used in investing activities.............  (32,186)    (19,278)   (20,710)
                                                              -------    --------    -------
Cash flows from financing activities:
  Bank indebtedness.........................................     (900)        900         --
  Long-term debt............................................   (2,558)         --      6,247
  Advances from other group companies.......................   (4,081)     (3,591)     1,729
  Recapitalisation of PeterStar.............................       --       1,427         --
  Dividends paid............................................   (3,000)     (1,000)        --
                                                              -------    --------    -------
          Net cash (used in)/provided by financing
            activities......................................  (10,539)     (2,264)     7,976
                                                              -------    --------    -------
          (Decrease)/increase in cash and cash
            equivalents.....................................   (5,033)      2,664      2,288
  Cash and cash equivalents at beginning of year............    7,849       5,185      2,897
                                                              -------    --------    -------
  Cash and cash equivalents at end of year..................  $ 2,816       7,849      5,185
                                                              =======    ========    =======
Supplementary disclosures:
Non-cash investing and financing activities:
  Purchase of equipment with PLD advances and under
     long-term contracts....................................  $ 5,833      10,641      1,597
                                                              =======    ========    =======
  Recapitalisation of PeterStar (note 4)....................  $    --       4,012         --
                                                              =======    ========    =======
Interest paid...............................................  $ 1,685         728         --
                                                              =======    ========    =======
Income taxes paid...........................................  $10,133       6,924      3,999
                                                              =======    ========    =======

          See accompanying notes to consolidated financial statements.

                           NWE CAPITAL (CYPRUS) LTD.

                CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY
                  YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
            (IN THOUSANDS OF U.S. DOLLARS, EXCEPT NUMBER OF SHARES)

                                                                           ACCUMULATED
                                     NUMBER OF              CONTRIBUTED     SURPLUS/
                                      SHARES      AMOUNT      SURPLUS       (DEFICIT)      TOTAL
                                     ---------    ------    -----------    -----------    --------
Balance at January 1, 1996.........      1,000    $   2       $    --       $(14,905)     $(14,903)
Conversion of promissory note from
  PLD Telekom Inc..................    928,591    2,000        18,000             --        20,000
Acquisition of WTC from PLD
  Telekom Inc......................  2,316,583    5,080        45,723             --        50,803
Net income for the year............         --       --            --          2,984         2,984
                                     ---------    ------      -------       --------      --------
Balance at December 31, 1996.......  3,246,174    7,082        63,723       $(11,921)     $ 58,884
Net income for the year............         --       --            --         11,709        11,709
                                     ---------    ------      -------       --------      --------
Balance at December 31, 1997.......  3,246,174    $7,082      $63,723       $   (212)     $ 70,593
Net income for the year............         --       --            --          7,970         7,970
                                     ---------    ------      -------       --------      --------
Balance at December 31, 1998.......  3,246,174    $7,082      $63,723       $  7,758      $ 78,563
                                     =========    ======      =======       ========      ========

          See accompanying notes to consolidated financial statements.

                           NWE CAPITAL (CYPRUS) LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997
                          (THOUSANDS OF U.S. DOLLARS)

(1)  BUSINESS, OPERATIONS AND FUTURE ACTIVITIES

  (a) Background

     The Company is incorporated under the laws of Cyprus. The Company is a wholly-owned subsidiary of PLD Telekom Inc. ("PLD" or the "Parent"). Through its majority-owned and controlled subsidiaries, the Company is a provider of local, long distance and international telecommunications services in the former Soviet Union.

     The Company's telecommunications businesses are at various stages of development and are growing in emerging economies which, by their nature, have uncertain economic, political and regulatory environments. The general risks of operating businesses in the former Soviet Union include the possibility for rapid change in government policies, economic conditions, the tax regime and foreign currency regulations.

     Ultimate recoverability of the Company's investments is dependent upon their ability to maintain profitability, which is dependent to a certain extent on the stabilisation of the economies of the former Soviet Union, the ability to maintain the necessary telecommunications licenses and the ability to obtain adequate financing to meet capital commitments.

     The Company is in a net current liability position and will require the continued support of PLD in order to meet its obligations as they fall due.

  (b) Russian Business Environment

     In recent years, Russia has undergone fundamental political and economic change. As a result, operations carried out in Russia involve significant risks which are not typically associated with many other environments.

     The immediate and ongoing effects of severe economic instability in Russia include or may include slower economic growth or decline, a reduction in the availability of credit and the ability to service debt, volatile interest rates, changes and increases in taxes, higher inflation or hyperinflation, further devaluation of the rouble, restrictions on convertibility and movements of funds, bankruptcies including bank failures, and other severe economic and political consequences. These conditions and future policy changes could have a material adverse effect on the operations of the Company and the realisation and settlement of its assets and liabilities.

     The accompanying financial statements reflect management's current assessment of the impact of the economic situation on the financial position of the Company. Actual results could differ from management's current assessments and such differences could be material. In addition, the effect of future developments on the Company's financial position and the ability of others to continue to transact with the Company cannot presently be determined. The financial statements therefore may not include all adjustments that might ultimately result from these adverse conditions.

  (c) Uncertain Operating Environment in Russia

     The recoverability of the Company's assets, as well as the future operation of the Company, may be significantly affected by the current and future economic environment in Russia. The accompanying financial statements do not include any adjustments with regard thereto.

  (d) Convertibility of the Rouble

     The Russian rouble is not a convertible currency outside the Russian Federation and, accordingly, any conversion of Russian rouble amounts to US dollars should not be construed as a representation that Russian rouble amounts have been, could be, or will be in the future, convertible into US dollars at the exchange rate used, or at any other exchange rate.

                           NWE CAPITAL (CYPRUS) LTD.

     The ability of the Russian government to maintain the stability of the rouble will depend on many political and economic factors, including its ability to control inflation and the availability of sufficient reserves to support the rouble. Uncertainty also exists with respect to the Central Bank's policy direction. The possibility of further restrictions on convertibility and currency movements cannot be ruled out.

     As a result of the significant devaluation of the rouble during the latter part of 1998 the Company's subsidiary PeterStar has suffered foreign exchange losses of approximately $2.9 million. The corresponding loss in 1997 was approximately $0.7 million and in 1996 was approximately $0.7 million. The major portion of the loss in 1998 relates to a period in August/September 1998, when it was difficult to convert roubles into other currencies.

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The Company's significant accounting policies are summarised as follows:

  (a) Basis of Presentation

     The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP) and present the financial position and results of operations of the Company and subsidiaries (the "Company") on a stand-alone basis. The Company incurs and pays its own expenses. Management assistance is provided by the Parent under the terms of negotiated management agreements and specific costs incurred by the Parent on behalf of the Company are charged thereto. All intercompany transactions and charges are disclosed in note 15, "Related Party Transactions".

     Income tax expense is based upon a calculation of current tax expense and deferred tax expense in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", on a stand-alone basis. Refer to note 13, "Income Taxes".

     Intercompany interest charges incurred are the result of, and are made pursuant to, intercompany loan and/or lease agreements and are not a result of allocations of interest by the Parent or its subsidiaries.

     Telecommunications license amortization expense is based upon the cost of the licenses. Amortization expense is calculated on a straight-line basis over the terms of the licenses including the portion of the Parent's investment in the Company which has been allocated to telecommunications licenses and pushed down into the Company's consolidated financial statements.

     There are no common costs allocated to the Company by the Parent. Direct costs incurred by the Parent on behalf of the Company are reimbursed by the Company. Services provided by the Parent are furnished under the terms of the negotiated management agreements. Refer to note 15, "Related Party Transactions". Management of the Company believes that the accompanying consolidated financial statements include all the costs incurred by the Company in its operations.

  (b) Principles of Consolidation

     The consolidated financial statements include the accounts of the Company and its majority-owned and controlled subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

  (c) Cash and Cash Equivalents

     The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. At December 31, 1998 and 1997, the Company's cash equivalents consist of term deposits of $1.4 million and $4.6 million respectively.

                           NWE CAPITAL (CYPRUS) LTD.

  (d) Revenue Recognition

     The Company records telecommunication revenues as earned, at the time services are provided with the exception of terminal sales. Terminal sales are recognised when the equipment is delivered and the supporting contract is signed.

  (e) Inventory

     Inventory is stated at the lower of average cost or net realisable value and is comprised of telephony products held for resale to customers.

  (f) Property and Equipment

     Property and equipment are stated at cost less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the assets as follows:

Telecommunications equipment....................     10 years
Buildings.......................................     10 years
Office furniture and equipment..................    3-5 years
Leasehold improvements..........................     15 years

     Interest costs incurred during the period of installation of telecommunications equipment are capitalised. The interest cost capitalised in 1998 amounted to $1,289,628 (1997: $927,791, 1996: $0).

  (g) Telecommunications Licenses

     Telecommunications licenses are amortized on a straight-line basis over the terms of the licenses.

  (h) Goodwill

     Goodwill represents the excess of the purchase price over the fair values of the net assets acquired of C.P.Y. Yellow Pages Limited, and is being amortized on a straight-line basis over ten years.

  (i) Fair Value of Financial Instruments

     The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, trade and other receivables, amounts due from or to related parties, bank indebtedness and accounts payable approximate fair value due to their short maturities. The fair value of long-term debt is based on discounted cash flow analysis.

  (j) Reporting Currency and Foreign Currency Translation

     The statutory accounts of the Company's consolidated subsidiaries are maintained in accordance with local accounting regulations and are stated in local currencies.

     Local statements are adjusted to U.S. GAAP and then translated into U.S. dollars in accordance with Statement of Financial Accounting Standards No. 52 (SFAS 52), "Foreign Currency Translation."

     Under SFAS 52, the financial statements of foreign entities in highly inflationary economies are measured in all cases using the U.S. dollar as the functional currency. U.S. dollar transactions are shown at their historical value. Monetary assets and liabilities denominated in local currencies are translated into U.S. dollars at the prevailing period-end exchange rate. All other assets and liabilities are translated at historical exchange rates. Results of operations have been translated using the exchange rates effective at the date of the transaction. Translation differences resulting from the use of these different rates are included in the accompanying consolidated statements of operations.

                           NWE CAPITAL (CYPRUS) LTD.

  (k) Income Taxes

     Tax on the profit or loss for the year comprises current tax and the change in deferred tax. Current tax comprises tax payable calculated on the basis of the expected taxable income for the year, using the tax rates enacted at the balance sheet date, and any adjustment of tax payable for previous years.

     Deferred tax is provided using the balance sheet liability method on all temporary differences between the carrying amounts for financial reporting purposes and the amounts used for taxation purposes, except differences relating to the initial recognition of assets or liabilities which affect neither accounting nor taxable profit (taxable loss).

     The tax value of losses expected to be available for utilisation against future taxable income is set off against the deferred tax liability within the same legal tax unit and jurisdiction. Net deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

     Deferred tax is calculated on the basis of the tax rates that are expected to apply to the period when the asset is realised or the liability is settled. The effect on deferred tax of any changes in tax rates is charged to the statement of operations, except to the extent that it relates to items previously charged or credited directly to equity.

  (l) Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

  (m) Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of

     The Company adopted the provisions of Statement of Financial Accounting Standards No. 121 (SFAS 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", on January 1, 1996. SFAS 121 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognised is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

  (n) Comprehensive Income

     SFAS 130 "Reporting Comprehensive Income" was issued in June 1997. SFAS 130 establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. SFAS 130 requires that all items that are required to be recognised under accounting standards as components of comprehensive income be reported in an annual financial statement that is displayed with the same prominence as other financial statements. The Company adopted SFAS 130 as at January 1, 1998. For the years ended December 31, 1998, 1997, and 1996 comprehensive income was equal to net income reported in the statement of operations. As SFAS 130 only requires additional disclosures in the Company's financial statements, its adoption did not have any impact on the Company's financial position or results of operations.

                           NWE CAPITAL (CYPRUS) LTD.

  (o) Reclassifications

     Certain reclassifications have been made to the prior year's financial statements to conform to the current year's presentation.

(3)  BUSINESSES AND ACQUISITIONS

     The Company's key interests at December 31, 1998 include a 60% equity interest in PeterStar Company Limited ("PeterStar") and a 50% indirect equity interest in ALTEL (before April 1998 named BECET International).

  (a) PeterStar

     PeterStar is a joint stock company registered in 1992 under the laws of the Russian Federation to provide international and domestic telecommunications services to St. Petersburg, Russia. In November 1994, PeterStar was granted a license to provide these services for a further ten years. The license was reissued in June 1996 and sets the number of lines which PeterStar may have and requires that at least 74,200 lines be introduced by June 1999. At December 31, 1998, PeterStar had 168,166 lines in place.

     Other licenses, all of which expire in 2001, are for telematic services, video conferencing, data services and the operation of a dedicated national/international overlay network. These licenses are generally renewed on application. Grounds for termination of licenses are broad and subjective and there is little precedent upon which to determine the practical likelihood of termination.

     In October 1992, PLD acquired a 50% interest in PeterStar for consideration of $20.0 million. All of the consideration was allocated to telecommunications licenses. This interest was subsequently transferred to the Company in exchange for a promissory note in the amount of $20.0 million. During 1996 the promissory note was exchanged for 928,591 shares of the Company.

     In March 1994, PLD acquired 90% of the outstanding shares of PMT Ltd., a Russian company whose sole asset was a 10% interest in PeterStar, for consideration of $8.2 million. PLD acquired the remaining 10% of PMT Ltd. in April 1996 for consideration of $1.8 million. All of the consideration was allocated to telecommunications licenses. In April 1996, PLD transferred its 10% interest in PeterStar to the Company in exchange for a $10.0 million non-interest bearing promissory note payable on demand and convertible to common shares at the option of either PLD or the Company. This acquisition has been accounted for using the continuity of interests method. Accordingly, PLD's historical cost of the PeterStar telecommunications licenses transferred to the Company is recorded in these financial statements and comparative figures have been restated to reflect the historical net book value of the PeterStar licenses and the related amortization expense.

  (b) ALTEL

     ALTEL provides cellular services pursuant to a 15 year license to operate a cellular and mobile telephone system in Kazakstan until February 2009. The Company's 50% interest in ALTEL is held by its wholly-owned subsidiary, Wireless Technology Corporations Limited ("WTC"), a company incorporated in the territory of the British Virgin Islands.

     In March 1994, PLD acquired all the outstanding shares of WTC for consideration of $30.0 million. The acquisition was accounted for by the purchase method. As of the date of acquisition, ALTEL had not commenced operations and did not have any tangible assets or liabilities. Therefore, the entire purchase price, including acquisition costs of $0.8 million was allocated to telecommunications licenses. ALTEL commenced commercial operations in September 1994. During 1994 and 1995, PLD contributed additional equity of $20.0 million to WTC which in turn contributed $20.0 million of working capital and equipment to ALTEL in exchange for its 50% equity interest.

                           NWE CAPITAL (CYPRUS) LTD.

     On January 5, 1996, PLD transferred its shares in WTC to the Company for consideration of 2,316,583 shares of the Company. This acquisition has been accounted for using the continuity of interests method. Accordingly, PLD's historical cost of the ALTEL license is recorded in these financial statements and comparative figures have been restated to reflect the historical net book value of the licenses and the related expense.

(4)  OTHER RECEIVABLES

     During 1997, a $13.6 million receivable by PLD from PeterStar was assigned to the Company. This amount was subsequently repaid by PeterStar with proceeds from a share issue. $4.0 million was advanced to a minority shareholder of PeterStar so that it could participate in the share issue. $4.0 million of the assigned amount is outstanding at December 31, 1998, all of which is classified as long-term (1997: $4.0 million, of which $3.0 million was classified as long-term and $1.0 million was classified as short-term). At the end of 1998, as a result of the economic conditions in Russia, the Company recorded a $2.0 million valuation allowance against the $4.0 million receivable.

(5)  GOODWILL

     Effective April 26, 1995, PLD acquired all the outstanding shares of C.P.Y. Yellow Pages Limited ("Yellow Pages"), a company incorporated in the Republic of Cyprus, for consideration of $2.1 million. Yellow Pages publishes a Yellow Pages directory and owns a database of Russian and foreign businesses in St. Petersburg. The acquisition was accounted for by the purchase method and substantially all of the consideration was allocated to goodwill.

     On March 1, 1996, PLD transferred the shares of Yellow Pages to the Company in exchange for a non-interest bearing promissory note in the amount of $2.1 million. The note is payable in ten years and may be converted to common shares at the option of either PLD or the Company. This transaction has been accounted for as a transfer of assets between entities under common control and, as such, the assets are reflected at PLD's historical cost.

(6)  PROPERTY AND EQUIPMENT

     Property and equipment at December 31, 1998 and 1997 consist of the following (in thousands of U.S. dollars):

                                                                1998       1997
                                                              --------    -------
Telecommunications equipment:
  Installed.................................................  $ 84,388     68,492
  Uninstalled...............................................    31,289     11,473
Buildings...................................................     2,760      2,333
Office furniture and equipment..............................     5,714      4,156
Leasehold improvements......................................     5,929      5,277
Advances to equipment suppliers.............................     3,124      3,917
                                                              --------    -------
          Total property and equipment......................   133,204     95,648
Less accumulated depreciation...............................   (26,662)   (16,646)
                                                              --------    -------
  Property and equipment, net...............................  $106,542     79,002
                                                              ========    =======

     Property and equipment includes telecommunications equipment with a cost of $30.0 million (1997: $16.5 million) which has been pledged under the terms of long-term instalment agreements and $0 (1997: $6.6 million) which has been acquired under capital lease (notes 9 and 10).

                           NWE CAPITAL (CYPRUS) LTD.

(7)  CASH AND CASH EQUIVALENTS

     The Company's cash and cash equivalents at December 31, 1998 and 1997 consist of the following (in thousands of U.S. dollars):

                                                               1998      1997
                                                              ------    ------
Cash on deposit:
  In Russia and Kazakstan...................................  $2,816    $6,621
  Outside Russia and Kazakstan..............................      --     1,228
                                                              ------    ------
                                                              $2,816     7,849
                                                              ======    ======

(8)  BANK INDEBTEDNESS

     At December 31, 1998, the Company had no bank indebtedness. In December 1997, PeterStar entered into a $2.0 million, one-year loan facility with BNP Dresdner Bank for the purchase of telecommunications equipment. Interest was charged on borrowed amounts at three-month LIBOR plus 2.5% per annum. The amounts drawn on the loan facility at December 31, 1997 were $0.9 million. The bank indebtedness was guaranteed by PLD.

(9)  LONG-TERM INDEBTEDNESS

     Amounts payable under the terms of the long-term instalment purchase agreements are as follows (in thousands of U.S. dollars):

                                                               1998       1997
                                                              -------    ------
Less than one year..........................................  $ 4,381     3,060
One to two years............................................    4,129     3,214
Two to three years..........................................    2,424     2,595
Three to four years.........................................    1,158     1,927
Four to five years..........................................      530     1,791
                                                              -------    ------
          Total minimum payments............................   12,622    12,587
Amounts representing interest...............................   (1,978)   (2,432)
                                                              -------    ------
                                                               10,644    10,155
Current portion.............................................    3,479     2,180
                                                              -------    ------
Non-current portion.........................................  $ 7,165     7,975
                                                              =======    ======

     Amounts payable are in respect of purchases of telecommunications equipment under long-term instalment purchase agreements. They represent future amounts payable discounted at a rate of 8% per annum. They are secured by pledges of the related assets until final payment is made in 2002.

                           NWE CAPITAL (CYPRUS) LTD.

(10)  ADVANCES FROM OTHER GROUP COMPANIES

     Amounts due to other group companies as of December 31, 1998 and 1997 are as follows:

                                                               1998       1997
                                                              -------    -------
PLD Telekom Inc.............................................  $28,222    $33,701
PLD Capital Asset (U.S.) Inc................................   10,214         --
PLD Asset Leasing Limited...................................       --      7,384
PLD Management Services Ltd.................................      221      1,253
                                                              -------    -------
          Total.............................................   38,657     42,338
Current portion.............................................   33,988     35,711
                                                              -------    -------
Non current portion.........................................  $ 4,669    $ 6,627
                                                              =======    =======

     The amounts due to PLD at December 31, 1998 and 1997, represent advances ($25.7 million) to PeterStar and NWE, and fees due to PLD for management services ($2.3 million) provided to PeterStar and ALTEL. Such amounts have no scheduled repayment terms and are classified as current.

     In September 1996, PeterStar entered into a capital lease for switching equipment. The lessor of the equipment was PLD Asset Leasing Limited (PLDAL), a Cypriot company and a wholly owned subsidiary of PLD. During the first six months of 1998, PeterStar entered into three additional leases, with PLD as the lessor. On June 25, 1998, the interests in all of these leases were transferred to PLD Capital Asset (U.S.) Inc. (PLDCA), a United States company, which is also wholly owned by PLD. The three additional leases entered into during 1998 resulted in approximately $2.1 million of equipment acquired under capital leases and a capital lease liability of an equal amount. At the date of transfer, the net liability under capital leases amounted to approximately $1.8 million. On the date of transfer, the capital leases were restructured as installment purchase agreements with substantially the same payment terms. Additionally, during 1998, PeterStar entered into an additional installment purchase agreement with PLDCA for approximately $1.1 million of equipment. All installment purchase agreements carry interest rates ranging from 8% to 10%.

     Future payments due under these installment purchase agreements, including interest, are as follows:

1999........................................................  $ 6,220
2000........................................................    2,623
2001........................................................    2,338
2002........................................................      350
                                                              -------
          Total payments....................................   11,531
Less: amount representing interest..........................    2,436
                                                              -------
Principal amounts due.......................................    9,095
Add: accrued interest at December 31, 1998..................    1,119
                                                              -------
          Total due to PLDCA................................  $10,214
                                                              =======

     $12.1 million in advances from PLD Telekom Inc. arose on the acquisition of a 10% interest in PeterStar and on the acquisition of Yellow Pages (notes 3(a) and 5).

(11)  SETTLEMENT WITH MINORITY SHAREHOLDERS

     During 1997, the Company and the minority shareholders of PeterStar reached a settlement regarding management fees and other costs previously charged by the Company, and expensed by PeterStar. As a result of

                           NWE CAPITAL (CYPRUS) LTD.

the settlement, a charge to PeterStar of $5.4 million was disallowed. This amount was reflected by the Company as an increase in expenses.

(12)  COMMON STOCK

     At December 31, 1998 and 1997 the authorised capital stock of the Company consists of 3,246,174 common shares with par value of CY (pound) 1 per share. 3,246,174 shares are issued and outstanding as of December 31, 1998 and 1997.

     Distributable reserves are restricted to the retained earnings of the Company's subsidiaries which are determined according to Russian, Cypriot and British Virgin Islands legislation. At December 31, 1998, that amount is the rouble equivalent of $6.7 million (1997 -- $14.8 million). No dividends have been approved for payment.

(13)  INCOME TAXES

     PeterStar and ALTEL are subject to income tax at statutory rates of 33% and 30%, respectively. The provision for income taxes, which relates substantially to current income taxes in PeterStar and ALTEL, differs from the U.S. federal and state statutory tax rates as follows (in thousands of U.S. dollars):

                                                            1998       1997      1996
                                                           -------    ------    ------
Provision for income taxes at statutory rates............  $10,391    10,828     3,134
Add/(deduct) the tax effect of:
  Exchange differences...................................   (7,661)       --        --
  Difference in rate.....................................     (979)       58       692
  Foreign withholding taxes..............................      450        --        --
  Other..................................................      (96)       --        --
  Non-deductible amortization of licenses and goodwill...    1,835       633       626
  Other non-deductible expenses..........................    4,075     1,045     1,348
  Concessions on capital expenditures....................     (726)   (3,775)   (2,292)
  Change in valuation allowance related to deferred tax
     assets..............................................    2,708    (1,896)     (152)
                                                           -------    ------    ------
          Provision for income tax.......................  $ 9,997     6,893     3,356
                                                           =======    ======    ======

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 1998 and 1997 are as follows (in thousands of U.S. dollars):

                                                               1998       1997
                                                              -------    ------
Deferred tax assets:
  Expenses not yet deducted for Russian and Kazakh tax
     purposes...............................................  $ 3,571       863
Less: valuation allowance...................................   (3,571)     (863)
                                                              -------    ------
                                                              $    --        --
                                                              =======    ======

     As a result of the rapid change in the regulatory environment and uncertainty surrounding the Russian and Kazakh tax regimes, the Company has provided a valuation allowance against deferred tax assets.

                           NWE CAPITAL (CYPRUS) LTD.

(14)  CHANGES IN WORKING CAPITAL

     Changes in working capital in each of the years in the three year period ended December 31, 1998 consist of the following (in thousands of U.S. dollars):

                                                               1998        1997       1996
                                                              -------    --------    -------
Decrease/(Increase) in trade receivables....................  $ 1,465      (6,832)    (2,465)
Decrease/(Increase) in VAT receivable.......................    2,154      (1,528)       281
(Increase)/Decrease in other receivables and prepaids.......   (1,758)     (1,088)     1,592
Increase in inventory.......................................   (1,510)       (868)      (409)
Change in amounts due from or to related parties............     (288)        213         --
(Decrease)/Increase in amounts payable and accrued
  liabilities...............................................     (395)         56        670
                                                              -------    --------    -------
Changes in working capital..................................  $  (332)    (10,047)      (331)
                                                              =======    ========    =======

(15)  RELATED PARTY TRANSACTIONS

     (a) Petersburg Telephone Network ("PTN"), an indirect minority shareholder of PeterStar has provided PeterStar during the years 1998, 1997 and 1996 with office space in St. Petersburg for no consideration.

     (b) Lease payments for the office in Almaty and other premises of $0.3 million, $0.1 million and $0.1 million for each of the years ended December 31, 1998, 1997 and 1996 were paid by ALTEL to Kazakhtelecom ("KT"), the other shareholder of ALTEL. There was no balance outstanding in relation to these leases as of December 31, 1998 and 1997.

     (c) PeterStar entered into a barter agreement with PTN under which the two parties have exchanged services valued at $2.7 million, $3.4 million and $3.0 million during 1998, 1997 and 1996, respectively. The amounts are recorded in the consolidated statements of operations as telecommunications revenues and direct costs. During 1998 the Company paid $1.2 million to PTN for certain of these services.

     (d) Direct costs for the years ended December 31, 1998, 1997 and 1996 include $4.4 million, $4.2 million and $3.3 million, respectively, paid to KT in relation to the carriage of traffic over the public telephone network. Balances outstanding of $0.5 million, $0.8 million and $0.2 million as of December 31, 1998, 1997 and 1996, respectively, in relation to these charges, are included in due to related parties.

     (e) PeterStar entered into a capital lease with a wholly-owned subsidiary of PLD in 1996 (see note 10).

     (f) During 1998, PeterStar entered into a series of agreements with PTN under which PeterStar exchanged telecommunications equipment for telecommunications and other facility infrastructures. The total value of equipment exchanged during 1998 is $2.6 million. The infrastructure received under this exchange has been valued at the same amount. As a result of this arrangement PeterStar will be the sole provider of telecommunications services to one of the districts of St. Petersburg.

     (g) During 1998, PeterStar paid a total of $1.2 million on behalf of PTN. This amount has been capitalised as a prepayment in relation to the purchase of an exchange building.

     (h) PLD charged management fees of $2.1 million related to PeterStar and $1.6 million related to ALTEL during the year ended December 31, 1998 (1997 -- $2.0 million and $1.2 million, respectively; 1996 -- $1.2 million and $0.9 million, respectively). These amounts are recorded in the consolidated statements of operations as management fee expense. Balances outstanding of $0.1 million and $0.1 million as of December 31, 1998 and 1997 respectively are included in advances from other group companies.

                           NWE CAPITAL (CYPRUS) LTD.

     (i) PeterStar was charged management fees of $5.6 million, $1.7 million and $42,000 during 1998, 1997 and 1996, respectively, by OAO Telecominvest, a minority shareholder. These are included as general and administrative expenses in the consolidated statements of operations. As at December 31, 1998, PeterStar has prepaid a further $0.4 million in relation to management fees.

     (j) Consulting fees of $0.4 million, $0.1 million and $0.1 million for the years ended December 31, 1998, 1997 and 1996 respectively, were paid by ALTEL to KT. These amounts are included in general and administrative expenses, There was no balance outstanding as of December 31, 1998 and 1997 in relation to these charges.

     (k) Additional charges, related to management services of $0.1 million, $0.2 million and $26,000 for the years ended December 31, 1998, 1997 and 1996 respectively, were charged to ALTEL by PLD and another PLD subsidiary. These amounts are recorded in the consolidated statements of operations as general and administrative expenses.

     (l) PeterStar was charged $0 in service fees by PLD relating to recharged expenses and capital equipment in 1998 (1997: $3.6 million, 1996:
           $2.1 million). These amounts have been recorded in general and administrative expenses in the consolidated statements of operations or property and equipment in the consolidated balance sheets as appropriate.

     (m) During 1996 PeterStar entered into a five year instalment purchase agreement with PTN, an indirect minority shareholder, for telecommunications equipment. Total contract value was $13.7 million (note 9).

     (n) During 1998, PeterStar entered into three year (1997: three to five year) instalment purchase agreements with wholly-owned subsidiaries of PLD for telecommunications equipment. The total contract value was $1.9 million (1997: $2.3 million) (note 10).

     (o) During 1997, the Company forgave certain amounts due to it from PeterStar, resulting in a loss to the Company of $5.4 million (note
           11).

(16)  COMMITMENTS AND CONTINGENCIES

  (a) Purchase Commitments

     At December 31, 1998 PeterStar has commitments of approximately $3.4 million under long-term instalment purchase agreements. All commitments relate to acquisition of the undelivered portion of telecommunications equipment from suppliers as outlined in note 9. The related contracts provide for financing of the amounts over approximately five years.

  (b) Russian and Kazak Taxation

     The PeterStar and ALTEL subsidiaries have accrued profits and other taxes based on interpretations of the law which may ultimately be disputed by the local taxation authorities.

     Russia currently has a number of laws related to various taxes imposed by both federal and regional governmental authorities. Applicable taxes include value added tax, corporation tax ("profit tax"), a number of turnover based taxes, and payroll (social) taxes, together with others.

     Laws related to these taxes have not been in force for significant periods, in contrast to more developed market economies. Therefore, regulations are often unclear, open to wide interpretation, and in some instances are conflicting. Accordingly few precedents with regard to issues have been established. Often, differing opinions regarding legal interpretation exist both among and within government ministries and organisations (like the State Tax Service and its various inspectorates), thus creating uncertainties and areas of conflict.

                           NWE CAPITAL (CYPRUS) LTD.

     Tax declarations, together with other legal compliance areas (as examples, customs and currency control matters) are subject to review and investigation by a number of authorities, which are enabled by law to impose extremely severe fines, penalties and interest charges. These facts create tax risks in Russia substantially more significant than typically found in countries with more developed tax systems.

     PeterStar has had extensive tax inspections during the periods, which have resulted in minimal penalties. These inspections have covered most of the taxes applicable to PeterStar.

     Management believes that it has adequately provided for tax liabilities in the accompanying financial statements. However, the risk remains that the relevant authorities could take differing positions with regard to interpretative issues and the effect could be significant.

  (c) Management Services

     On January 1, 1995, WTC entered into a two year agreement with PLD, under which PLD would provide certain consulting, informational services, management support services and personnel expertise. Payments under this agreement were $25,000 per month plus 3% of monthly gross revenues. This agreement was renewed for a further year on January 1, 1997 and was terminated as of December 31, 1997. On January 1, 1998, ALTEL entered into an agreement directly with PLD covering the same range of services, with payments of $25,000 per month plus 3.4% of monthly gross revenues. This agreement was for a one year term, automatically renewable for successive one year periods unless terminated by either party.

  (d) Guarantee

     In June 1996, PLD issued senior discount notes and convertible subordinated notes with an aggregate principal amount of $149.5 million. The Company is a guarantor of the debt under the terms of the related indentures.

     As noted in its annual report on Form 10-K, PLD does not presently have sufficient funds on hand to meet its current debt obligations. While management of PLD believe that, as long as progress towards settlement of such obligations is being made, the holders of such debt will agree to payment deferrals beyond the present due date of April 30, 1999, there can be no assurance that the holders will grant such deferrals or that they will not demand payment in full of the obligations. PLD's failure to make payment in full could result in a cross-default under and acceleration of senior discount notes and convertible subordinated notes with an aggregate principal amount in excess of $150 million for which the Company serves as a guarantor. These factors raise substantial doubt about the Company's ability to continue as a going concern.

  (e) Motorola, USA

     Motorola, USA is the major supplier of ALTEL's network equipment. Under the supply contract, ALTEL files preliminary purchase orders for the delivery of equipment with a prepayment of 5% of the cost of the purchase order. Once a purchase order is presented, ALTEL may be exposed to potential liabilities to Motorola, USA in the amount of $1.2 million as at December 31, 1998.

  (f) The Year 2000 Issue (unaudited)

     The Year 2000 problem (or "Millennium Bug") arises as a result of information systems and/or equipment with embedded chips that incorrectly read the date 2000 and incorrectly perform calculations related to it. Any information technology that relies on a time or date function may not operate correctly, producing an inaccurate date when dealing with dates beyond 1999.

                           NWE CAPITAL (CYPRUS) LTD.

     The Company may experience the effects of the Year 2000 problem before, on, or after January 1, 2000 and the effects on operations and financial reporting, if not addressed, may range from minor errors to significant systems failures which could affect the Company's ability to conduct normal business operations.

     It is not possible to be certain that all aspects of the Year 2000 issue affecting the Company, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

     The Company is incurring significant costs in its efforts to mitigate any possible effects of the Year 2000 problem.