Form 20-F/A
period 1998-12-31
NWE CAPITAL CYPRUS LTD
filed 1999-08-30
CIK 1058863

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  FORM 20-F/A


                               (AMENDMENT NO. 1)


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

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                          NWE CAPITAL (CYPRUS) LIMITED


       FORM 20-F/A ANNUAL REPORT FOR FISCAL YEAR ENDED DECEMBER 31, 1998


                               TABLE OF CONTENTS


                                                                           PAGE
                                                                           ----
PART I
Item 1.      Description of Business.....................................    1
Item 2.      Description of Property.....................................   37
Item 3.      Legal Proceedings...........................................   38
Item 4.      Control of Registrant.......................................   38
Item 5.      Nature of Trading Market....................................   38
Item 6.      Exchange Controls and Other Limitations Affecting Security
             Holders.....................................................   38
Item 7.      Taxation....................................................   40
Item 8.      Selected Financial Data.....................................   40
Item 9.      Management's Discussion and Analysis of Financial Condition
             and Results of Operations...................................   41
Item 9A.     Quantitative and Qualitative Disclosure About Market Risk...   48
Item 10.     Directors and Officers of the Registrant....................   49
Item 11.     Compensation of Directors and Officers......................   49
Item 12.     Options to Purchase Securities from Registrant or
             Subsidiaries................................................   49
Item 13.     Interest of Management in Certain Transactions..............   49

PART II
Item 14.     Description of Securities to be Registered..................   50

PART III
Item 15.     Defaults Upon Senior Securities.............................   50
Item 16.     Changes in Securities, Changes in Security for Registered
             Securities and Use of Proceeds..............................   50

PART IV
Item 17.     Financial Statements........................................   50
Item 19.     Financial Statements and Exhibits...........................   50



     NWE CAPITAL (CYPRUS) LIMITED HEREBY AMENDS ITS ANNUAL REPORT ON FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 1998, FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 25, 1999.

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


     On May 18, 1999, PLD entered into an agreement (the "Merger Agreement") with Metromedia International Group, Inc. ("MMG") pursuant to which PLD would merge with Moscow Communications, Inc., a newly formed, wholly owned subsidiary of MMG. Upon consummation of the merger (the "Merger"), PLD will become a wholly owned subsidiary of MMG, and the holders of shares of Common Stock of PLD will receive shares of MMG on the basis of an exchange ratio specified in the Merger Agreement.



     In connection with the Merger, PLD's Senior Notes and Convertible Notes, which are currently guaranteed by the Company, will be exchanged for senior indebtedness of MMG and the Company's guarantees will be terminated. The new MMG notes will not be guaranteed by the Company or any other subsidiary of PLD.


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


RECENT DEVELOPMENTS



  RUSSIAN ECONOMIC AND POLITICAL TURMOIL



     During 1998 there was considerable turmoil and uncertainty in the Russian financial markets, prompted in large part by a drop in commodity prices and economic problems in Russia, together with the crisis in the Asian financial markets which began in late 1997. These developments were accompanied by a substantial decline in the Russian stock market. These developments led the Russian government to raise interest rates significantly and to seek special assistance from the International Monetary Fund. In August 1998, the Russian government announced a substantial widening of the trading band in which the Russian Rouble would be permitted to float, together with a moratorium on certain foreign debt payments. Thereafter the Rouble dropped substantially in value and traded outside of the high end of the band, and the Russian government did not intervene to stop this trading, thereby effectively acquiescing to a major devaluation of the Rouble. The latter part of 1998 and the first half of 1999 saw further declines in the value of the Rouble and this process is expected to continue.



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



     In August 1998, the Russian government experienced a significant upheaval, with the dismissal of the reformist government led by Sergei Kiriyenko and its replacement by one led by Yevgeny Primakov. The Primakov government did not propose a plan to address Russia's economic and financial difficulties, one result of which was to cause the International Monetary Fund to delay further assistance to the Russian government. In 1999, further political upheavals occurred, as President Boris Yeltsin first dismissed the Primakov government in May 1999 and selected Sergei Stepashin as the new Prime Minister, and then in turn replaced him with Vladimir Putin in August 1999. It is too soon to predict what policies will be adopted by the new Putin government. These frequent governmental reshufflings create increased uncertainty about the future political situation in Russia, which in turn creates additional concern about the ability of the government to deal with the many problems currently afflicting the Russian economic system. See "Risk Factors -- Country
Risks -- Russian Economic and Political Turmoil."



  WEAKENING ECONOMIC CONDITIONS IN KAZAKHSTAN



     The drop in the prices of the principal commodities on which the Kazakhstan economy depends, namely oil, gas and gold, in late 1998, coupled with a slow down in economic activity prompted by the Russian financial crisis and poorer economic conditions experienced by its other trading partners, led to a reduction in economic activity in Kazakhstan during the early part of 1999. Also, in April 1999 the Kazakh government made the determination to cease supporting the Tenge, with the result that it experienced a significant decline in value. While the price of oil has since recovered, the prospect for growth in the Kazakh economy in the near term remains uncertain. Since ALTEL's business depends in part upon such growth, this is likely to inhibit its own development, and could exacerbate the negative effect of the other factors, such as increased competition, with which it has to deal.



  TRAVELERS FINANCING



     In November 1997 PLD issued $12.32 million in 12% Series A secured revolving credit notes (the "Series A Notes") and $3.1 million in 12% Series B revolving credit notes (the "Series B Notes" and, together with the Series A Notes, the "Revolving Credit Notes") to The Travelers Insurance Company and The Travelers Indemnity Company (collectively, the "Travelers Parties") pursuant to a Revolving Credit Note and Warrant Agreement dated November 26, 1997 between PLD and the Travelers Parties (the "Travelers Agreement"). Both the Series A and the Series B Notes are secured by PLD's inventory and accounts receivable. In addition, the Series A Notes are secured by 28 ordinary shares of Technocom. The Revolving Credit Notes are guaranteed by BCL, and by Wireless Technology Corporations Limited ("WTC"), a wholly owned subsidiary of the Company through which it holds a 50% interest in ALTEL. In addition, News, which owns 38% of PLD's outstanding shares of common stock, has guaranteed up to $3.1 million of the amounts due under the Revolving Credit Notes.



     PLD has made required amortization payments on the Series B Notes totalling $2.0 million. Currently a total of $13.42 million is due under the Revolving Credit Notes. The Travelers Parties have given PLD a series of payment deferrals with respect to amounts due under the Revolving Credit Notes, the last of which was given in connection with the Merger Agreement and defers payment until the Merger is consummated or terminated.



     In the event that the Merger is consummated: (1) the News guarantee will be released; (2) the amount due to the Travelers Parties will be paid, as to $8.5 million on the date the Merger is consummated, and as to the remainder in August 2000, together with interest at an annual rate of 10.5%; (3) the amount due to the Travelers Parties will be guaranteed by PLD Holdings Limited ("PLD Holdings"), a wholly owned subsidiary of PLD through which PLD holds 11% of its total 71% interest in PeterStar, and by MMG; and (4) the Travelers Agreement will be amended and restated to reflect the foregoing. The Travelers Parties will continue to be paid interest monthly on the same basis as before until the consummation of the Merger, and thereafter on the basis set forth above. All existing security for the Revolving Credit Notes will remain in place until and following the consummation of the Merger, as will the existing guarantees given by BCL and WTC. The security and guarantees will be terminated once PLD has repaid all of its indebtedness to the Travelers Parties, which is expected to occur in August 2000. The Travelers Parties, have agreed not to exercise certain rights which they have under the Travelers Agreement pending the consummation of the Merger.



     While agreements have been reached with substantially all of the holders of the Senior Notes and the Convertible Notes and with the Travelers Parties on a restructuring of PLD's indebtedness to such parties, those agreements are conditioned upon the closing of PLD's Merger with MMG. If the Merger did not close, PLD would remain obligated to pay interest on the Senior Notes and Convertible Notes and there can be no assurance that the Travelers Parties would not demand payment in full of PLD's obligations to them. PLD's failure to make payment in full to the Travelers Parties could result in a cross-default under and acceleration of the Senior Notes and Convertible Notes. In addition, any failure by PLD to make interest payments on the Senior Notes and the Convertible Notes could result in a default under and acceleration of those Notes.



     Any such events could result in a claim being made against the Company under its guarantee, which would have a material adverse effect on the Company and raise substantial doubt about the Company's ability to continue as a going concern.



     Please also refer to "Risk Factors -- Risks Involving the
Company -- Guarantee of PLD Debt" for the issues that the Company will face if the Merger is not consummated.



  THE SENIOR AND CONVERTIBLE NOTES



     In June 1996, PLD issued the following securities to a limited number of U.S. institutional investors (the "June 1996 Placement"): (i) $123.0 million aggregate principal amount at maturity of Senior Notes; (ii) 123,000 warrants (the "Placement Warrants") to purchase an aggregate of 4,182,000 shares of Common Stock (the "Placement Warrant Shares"); and (iii) $26.5 million aggregate principal amount of Convertible Notes. The Senior Notes and the Placement Warrants were initially issued as units (the "Units") and the Placement Warrants became separable from the Senior Notes on December 10, 1996.



     In March 1998, PLD commenced a consent solicitation (the "Consent Solicitation") directed at the holders of the Senior Notes and the Convertible Notes requesting their consent to certain amendments to the Indentures governing such Notes, intended to give PLD more flexibility in conducting its business and also to clarify certain provisions of those Indentures.

     The amendments were approved by the requisite number of holders of the Notes and, following this, The Bank of New York, as trustee under the Indentures, PLD, the Company and certain other parties executed a supplemental indenture, dated March 20, 1998, bringing the amendments to the Indentures and certain related documents into effect. In addition, PLD issued a total of 123,000 five-year warrants to purchase 1.8 shares of PLD Common Stock at $6.90 per share to the holders of the Senior Notes, and a total of 22,700 five-year warrants to purchase 2 shares of PLD Common Stock at a price of $6.90 per share to the holders of the Convertible Notes. If all of these warrants are exercised, PLD will issue a total of 266,800 shares of Common Stock.



     Unless the context clearly requires otherwise, references to the "Senior Notes" and the "Convertible Notes" shall refer to such securities as so amended pursuant to the Consent Solicitation, and references to the "Senior Note Indenture", the "Convertible Note Indenture" and the "Indentures" shall refer to such indentures, as so amended pursuant to the Consent Solicitation.



     On July 30, 1998, the Securities and Exchange Commission declared effective registration statements relating to: (i) an exchange offer (the "Exchange Offer") pursuant to which the outstanding Senior Notes (the "Outstanding Senior Notes") would be exchanged for identical Senior Notes which had been registered under the Securities Act of 1933 (the "Exchange Notes"); (ii) the resale by the holders thereof of the Convertible Notes and the shares of Common Stock issuable upon the conversion thereof; and (iii) the resale by the holders thereof of the Placement Warrants and the Placement Warrant Shares. As a result of the effectiveness of the registration statement relating to the Convertible Notes and the Common Stock issuable upon conversion thereof, Special Interest (as defined in the Indentures) ceased to be payable with respect to the Convertible Notes on July 30, 1998.



     The Exchange Offer with respect to the Senior Notes commenced on August 28, 1998 and was completed at the close of business on October 9, 1998, with the holders of 100% of the Outstanding Senior Notes tendering such Notes for Exchange Notes. Upon completion of the Exchange Offer, the Exchange Notes were issued in exchange for such Outstanding Senior Notes, in the form of a global Exchange Note held through the facilities of the Depository Trust Company. As a result of the completion of the Exchange Offer, Special Interest ceased to be payable with respect to the Senior Notes on October 9, 1998.



     In connection with the Merger, PLD's Senior and Convertible Notes, which are currently guaranteed by the Company, will be exchanged for senior indebtedness of MMG and the Company's guarantees will be terminated. The new MMG notes will not be guaranteed by the Company or any other subsidiary of PLD.



     Please also refer to "Risk Factors -- Risks Involving the
Company -- Guarantee of PLD Debt" for the issues that the Company will face if the Merger is not consummated.



  INCREASED INTEREST RATE ON INDEBTEDNESS



     Under the terms of the Senior Notes and the Revolving Credit Notes, the interest rate payable increased if PLD had not raised $20.0 million in additional equity by May 31, 1998. PLD did not complete such an equity offering by such date and accordingly the interest rate on the Senior Notes increased from 14% to 14.5% per annum, and the interest rate on the Revolving Credit Notes increased from 12% to 15% per annum, in each case effective June 1, 1998. Such rates revert to their former levels once the equity offering has been completed. Interest due on the Senior Notes (at 14.5% per annum) accreted until December 1, 1998, and thereafter is payable in cash, semi-annually, on each June 1 and December 1 thereafter. In connection with the Merger, the holders of substantially all of the Senior Notes and Convertible Notes have agreed to defer until the date of closing of the Merger the payment of interest on such Notes coming due during the period between the signing of the Merger Agreement and related documents and the date of closing of the Merger or termination of the Merger Agreement.


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

PETERSTAR COMPANY LIMITED

  OVERVIEW


     PeterStar, in which the Company owns a 60% interest (and in which PLD holds an additional 11% through PLD Holdings), operates a fully digital, city-wide fiber optic telecommunications network in St. Petersburg that is interconnected with the network of PTN, the local telephone company, as well as the Russian national and international long distance systems. PeterStar provides integrated, high quality, digital telecommunications services with modern transmission equipment, including local, national and international long distance and value-added services, to businesses in St. Petersburg. The PeterStar network provides an alternative to the PTN network, which to date has been characterized by significant capacity constraints. PeterStar is able to provide integrated telecommunications services to business customers, including users of high bandwidth voice, data and video communications services. PeterStar's network is designed to support a wide range of telecommunications products and services with a high degree of reliability. Additionally, PeterStar provides the three cellular operators in St. Petersburg with access to digital switching and transmission capacity which significantly improves their ability to consistently receive and deliver their customers' traffic. As of December 31, 1998, PeterStar had a total of 168,166 active lines, of which 108,278 were provided to cellular operators.

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

ALTEL

  OVERVIEW


     ALTEL, in which the Company (through WTC, a wholly owned British Virgin Islands subsidiary) owns a 50% interest, currently operates the only nationwide cellular network in Kazakhstan. ALTEL was formerly known as BECET International, although marketing its services under the name "ALTEL". In May 1998 ALTEL changed its corporate name to the name under which it was doing business. Also in 1998, ALTEL introduced a prepaid cellular service (marketed under the name "TUMAR") in Almaty which, as of December 31, 1998, had 6,964 active subscribers.


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

     Management


     ALTEL is currently managed by a board of directors consisting of six members, three designated by Kazakhtelekom and three by WTC. WTC designates the Chairman of the Board who has a casting vote in the event of a tie vote. At least four members of the board are required to approve any of the following actions: amendment of ALTEL's charter, dissolution, voluntary bankruptcy, approval of the annual budget, acquisition of assets or businesses in excess of $5.0 million or any disposition or transfer of the ALTEL license, other investments in excess of $1.0 million or incurring indebtedness in excess of $2.0 million. These arrangements cannot be changed without WTC's consent. Accordingly, while there may be some question about the enforceability of these arrangements, WTC believes that it has the ongoing ability to make all significant strategic, operating, financing and investing decisions on behalf of ALTEL through the arrangements described above, although it is not likely that it would choose to take action without the approval of Kazakhtelekom.


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


     In August 1998, the Russian government experienced a significant upheaval, with the dismissal of the reformist government led by Sergei Kiriyenko and its replacement by one led by Yevgeny Primakov. The Primakov government did not propose a plan to address Russia's economic and financial difficulties, one result of which was to cause the International Monetary Fund to delay further assistance to the Russian government. In 1999, further political upheavals occurred, as President Boris Yeltsin first dismissed the Primakov government in May 1999 and selected Sergei Stepashin as the new Prime Minister, and then in turn replaced him with Vladimir Putin in August 1999. It is too soon to predict what policies will be adopted by the new Putin government. These frequent governmental reshufflings create increased uncertainty about the future political situation in Russia, which in turn creates additional concern about the ability of the government to deal with the many problems currently afflicting the Russian economic system.


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

  RISKS INVOLVING THE COMPANY


     Guarantee of PLD Debt. As it has disclosed in its Annual Report on Form 10-K, PLD has significant debt service requirements, including the payment of interest on the Senior Notes and the Convertible Notes and amounts owing to the Travelers Parties, and PLD does not presently have sufficient funds on hand to meet its current debt obligations. The Company is a guarantor of the Senior Notes and the Convertible Notes under the terms of the related indentures. A wholly owned subsidiary of the Company is also a guarantor of this debt and of other indebtedness of PLD to the Travelers Parties.



     While agreements have been reached with substantially all of the holders of the Senior Notes and the Convertible Notes and with the Travelers Parties on a restructuring of PLD's indebtedness to such parties, those agreements are conditioned upon the closing the Merger. If the Merger did not close, PLD would remain obligated to pay interest on the Senior Notes and Convertible Notes and there can be no assurance that the Travelers Parties would not demand payment in full of PLD's obligations to them. PLD's failure to make payment in full to the Travelers Parties could result in a claim being made against the Company's subsidiary under its guarantee, as well as resulting in a cross-default under and acceleration of the Senior Notes and Convertible Notes. In addition, any failure by PLD to make interest payments on the Senior Notes and Convertible Notes could result in a default under and acceleration of those Notes. Any such default under the Notes could result in a claim being made against the Company under its guarantee, which would have a material adverse effect on the Company and would raise substantial doubt about the Company's ability to continue as a going concern.


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


     Effect of Recent Legislative Changes on Management Structure. Recent changes in applicable Kazakh legislation will require that the management arrangements for ALTEL will need to be revised. However, although it seems clear that the existing arrangements cannot be completely preserved in their present form, because of the imprecision in some of the drafting and also because of the lack of precedents due to the newness of the legislation, it is difficult to state to what extent these arrangements will need to be revised. In addition, ALTEL is actively exploring the option of converting to a different legal form which may permit the preservation of, if not all, at least a substantial portion of its management arrangements in their current form. ALTEL does not expect to resolve this issue before the middle of 1999.


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


     Exchange Rates. Significant fluctuations in the value of the Rouble against the U.S. Dollar and other hard currencies can also have a material impact on the value of a foreign investor's Rouble dividend income or Rouble proceeds from the sale of Rouble denominated securities. The history of trading in the Russian Rouble against the U.S. Dollar has been characterized by significant declines in value and considerable volatility, although the Russian Rouble experienced relative stability against the U.S. dollar during 1996 and 1997. However, during 1998 and 1999, the Russian Rouble has been under considerable pressure and suffered substantial declines against the U.S. Dollar and other currencies. 1998 exchange losses incurred by group companies in Russia amounted to $2.5 million (1997: $0.4 million). Estimated losses expected to be incurred by group companies in

Russia in the first three months of 1999 amount to $0.2 million. See "Risk Factors -- Country Risks -- Russian Economic and Political Turmoil" and "-- Restrictions on Currency Conversion; Historical Volatility in Currency Prices."


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


                                                       YEAR ENDED DECEMBER 31,
                                       --------------------------------------------------------
                                         1998        1997        1996        1995        1994
                                       --------    --------    --------    --------    --------
                                                            (IN THOUSANDS)
CONSOLIDATED STATEMENT OF OPERATIONS
  DATA:
  Operating revenues.................  $113,041    $ 85,588    $ 52,651    $ 24,747    $  8,526
  Operating expenses:
     Direct costs (excludes
       depreciation).................    29,081      23,120      17,527       8,636       3,172
     General and administrative......    29,679      20,559      14,481      12,108       5,399
     Depreciation....................    10,266       7,194       4,758       3,798       1,275
     Amortization....................     4,935       4,936       4,884       4,659       3,759
     Taxes other than income taxes...     4,021       3,257       1,667         657          --
                                       --------    --------    --------    --------    --------
          Total operating expenses...    77,982      59,066      43,317      29,858      13,605
  Operating income/(loss)............    35,059      26,522       9,334      (5,111)     (5,079)
  Income/(loss) before income taxes
     and minority interest...........    29,688      30,938       8,955      (3,072)     (5,339)
  Income taxes.......................     9,997       6,893       3,356       1,038          --
  Income/(loss) before minority
     interest........................    19,691      24,045       5,599      (4,110)     (5,339)
  Minority interest..................    11,721      12,336       2,615          --          --
                                       --------    --------    --------    --------    --------
  Net income/(loss)..................  $  7,970    $ 11,709    $  2,984    $ (4,110)   $ (5,339)
                                       ========    ========    ========    ========    ========



                                                          AS OF DECEMBER 31,
                                       --------------------------------------------------------
                                         1998        1997        1996        1995        1994
                                       --------    --------    --------    --------    --------
                                                            (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
  Cash and cash equivalents..........  $  2,816    $  7,849    $  5,185       2,898    $    684
  Non-cash working deficiency........   (32,298)    (29,423)    (41,808)    (25,643)    (17,489)
  Property and equipment, net........   106,542      79,002      56,613      39,101      21,059
  Telecommunication license, net.....    37,663      42,286      46,715      49,583      54,098
  Goodwill, net......................     1,365       1,580       1,795       2,011          --
  Other assets and receivables.......     2,422       3,292         369         765         103
  Total assets.......................   168,168     155,188     120,168     102,313      79,752
  Long-term debt (including advances
     from other group companies).....    11,834      14,602       7,370          --      10,504
  Shareholder's equity...............    78,563      70,593      58,884     (14,903)    (10,793)


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

RESULTS OF OPERATIONS

  YEAR ENDED DECEMBER 31, 1998 VERSUS YEAR ENDED DECEMBER 31, 1997


     Overview. The definition of EBITDA is given in the previous section. It is commonly used as an indicator of the ability of a business to generate cash flows from its operating activities. Management therefore considers it to be a relevant and useful measure for investors. For the year ended December 31, 1998, the Company reported net income of $8.0 million and operating income of $35.1 million earned on revenues of $113.0 million compared to net income of $11.7 million and operating income of $26.5 million earned on revenues of $85.6 million in 1997. EBITDA of $45.4 million in 1998 compared to $43.3 million in 1997. In 1998 net cash provided by operating activities amounted to $37.7 million, with net cash used in financing and investing activities amounting to $10.5 million and $32.2 million respectively. This compares to 1997 when net cash provided by operating activities amounted to $24.2 million and net cash used in financing and investing activities amounted to $2.3 million and $19.3 million respectively. Cash flows generated by operating subsidiaries are generally retained by those businesses to finance capital expenditures, service long term debt and provide working capital. Funds in excess of subsidiaries' requirements are distributed to shareholders.


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


     Although still significant, the Company's 1998 revenue growth rate of 32.0% was down from the 62.4% achieved in 1997. The reduced rate was largely the result of a slow down in revenue growth late in the year attributable to the Russian and Kazakh economic crises. These crises resulted in the loss of some customers (principally customers of the three cellular operators in St. Petersburg whose calls are routed over PeterStar's network) as well as reduced calling activity among businesses that remained customers, while, in the case of ALTEL, the customers' expectations of competition from new licensees in early 1999 caused downward pressure on tariffs.



     Management believes that revenues in 1999 are unlikely to grow at the same rate as they have in recent years given the many uncertainties in the Russian and Kazakh political and economic landscape at present and the commencement of operations by two new competitors to ALTEL early in the year. Further deterioration in the

Russian and Kazakh economic situation would likely impact the Company's businesses adversely. See "Risk Factors". While management believes that it is taking all available measures to protect the Company and its businesses from the negative effects of any further problems in Russia and Kazakhstan, there can be no assurance that those measures will be successful.


     Direct costs (excludes depreciation). Direct costs increased 26.0% to $29.1 million in 1998 from $23.1 million in 1997 reflecting the revenue growth discussed above. As a percentage of revenues, direct costs decreased from 27.0% in 1997 to 25.7% in 1998. Margins are generally expected to come under pressure in 1999 due to the continuing impact of the Russian and Kazakh economic crises and due to increased competition in Kazakhstan.


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


     Direct costs (excludes depreciation). Direct costs increased 32.0% to $23.1 million in 1997 from $17.5 million in 1996 reflecting the revenue growth discussed above. As a percentage of revenues, direct costs decreased from 33.3% in 1996 to 27.0% in 1997.


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


     Interest on long-term debt. Between 1996 and 1998 PeterStar entered into a number of contracts for the purchase of telecommunications equipment from certain wholly owned subsidiaries of PLD. The contracts envisaged payment by PeterStar over periods of three to five years, with interest charged at a rate of approximately 10% per annum. Also between 1996 and 1998 PeterStar entered into further contracts for the purchase of telecommunications equipment from third party suppliers in Russia and the Netherlands. Such contracts envisaged payment by PeterStar over a five year period, with interest charged at a rate of approximately 10% per annum. Interest on long-term debt of $0.6 million was incurred in 1997 as a result of long-term supplier financing contracts entered into by PeterStar with PLD Asset Leasing Ltd., a wholly owned subsidiary of PLD, and third party suppliers.

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


     As of December 31, 1998 the Company had received advances amounting to $28.2 million (1997: $33.7 million) from PLD. The bulk of these advances were re-advanced by the Company to PeterStar and ALTEL, the main operating businesses for which the Company acts as an intermediate holding company, to meet capital and operating expenses in the early stages of their development. Because these advances are classified as current liabilities on the Company's consolidated balance sheet, the Company is in a net current liability position, and as a result requires the continued support of PLD in order to meet its obligations as they fall due, principally through PLD agreeing not to require payment of amounts owing to it. In addition, expatriate employees working for the PLD's operating businesses in Russia, Kazakhstan and Belarus are employed through the Company. On an overall basis, the funds received by the Company through management fees and dividends are currently sufficient to enable it to make the monthly salary and other payments due to such expatriates. However, due to timing differences between receipt of management fees/dividends and requirements to pay salaries etc on a regular basis, PLD periodically has to provide "top-up" funding to the Company, but the amounts involved are insignificant. In the event that going concern problems were to affect PLD's ability to make such advances and caused PLD to seek repayment of all advances owing to it, these events would have a material adverse effect on the Company and raise substantial doubt about the Company's ability to continue as a going concern.


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


     PeterStar has entered into a series of agreements with PLD Capital Asset (U.S.) Inc. ("PLDCA"), a wholly owned subsidiary of PLD, whereby PLDCA has purchased, or assumed obligations to purchase equipment required for the development of PeterStar's business. Under such agreements, typically, PLDCA undertakes to pay the equipment supplier in accordance with the terms of the supply contract, and also to pay the cost of importing the equipment into Russia, including customs duties and value added taxes which may be due. PLDCA then resells the equipment at a price which includes a financing charge, with such price being payable over a term between three and five years. As at December 31, 1998 PeterStar's liability to PLDCA under such resale agreements totalled approximately $10.2 million.



     The Company's operating businesses have ongoing capital requirements associated with the development of their businesses. Currently, they are able to meet these out of internally generated cash flow from operations or by arranging their own financing, including supplier financing. In no case is the Company specifically obligated to provide capital to its operating businesses.



     As it has disclosed in its Annual Report on Form 10-K, PLD has significant debt service requirements, including the payment of interest on the Senior Notes and the Convertible Notes and amounts owing to the Travelers Parties, and PLD does not presently have sufficient funds on hand to meet its current debt obligations. The Company is a guarantor of the Senior Notes and the Convertible Notes under the terms of the related indentures. A wholly-owned subsidiary of the Company is also a guarantor of this debt and of other indebtedness of PLD to the Travelers Parties.



     While agreements have been reached with substantially all of the holders of the Senior Notes and the Convertible Notes and with the Travelers Parties on a restructuring of PLD's indebtedness to such parties, those agreements are conditioned upon the closing of the Merger. If the Merger did not close, PLD would remain obligated to pay interest on the Senior Notes and Convertible Notes and there can be no assurance that the Travelers Parties would not demand payment in full of PLD's obligations to them. PLD's failure to make payment in full to the Travelers Parties could result in a claim being made against the Company's subsidiary under its guarantee, as well as resulting in a cross-default under and acceleration of the Senior Notes and Convertible Notes. In addition, any failure by PLD to make interest payments on the Senior Notes and Convertible Notes could result in a default under and acceleration of those Notes. Any such default under the Notes could result in a claim being made against the Company under its guarantee, which would have a material adverse effect on the Company and raise substantial doubt about the Company's ability to continue as a going concern.



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


EFFECTS OF NEWLY-ISSUED ACCOUNTING PRONOUNCEMENTS


     In June 1998, Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities", was issued. SFAS 133 established accounting and reporting standards for derivative instruments and for hedging activities. SFAS 133 requires that an entity recognize all derivatives as either assets or liabilities and measure those instruments at fair value. SFAS 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. SFAS 133 cannot be applied retroactively to financial statements of prior periods. At the current time the Company has not evaluated the impact SFAS 133 will have, if any.

     The American Institute of Certified Public Accountants issued Statement of Position No. 98-1 (SOP 98-1) "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," and Statement of Position No. 98-5 (SOP 98-5) "Reporting on the Costs of Start-Up Activities" in 1998. SOP 98-1 requires that certain costs related to the development or purchase of internal-use software be capitalized and amortized over the estimated useful life of the software. SOP 98-5 requires costs of start-up activities and organization costs to be expensed as incurred. The Company was required to adopt both new statements in the first quarter of 1999. The adoption of these statements is not expected to have a material effect on the Company's consolidated financial statements.


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


     As of June 15, 1999, PLD has expended approximately $1.9 million for remediation efforts and expects that its total remediation costs, including scheduled upgrades and replacements of approximately $3.1 million, will be approximately $4.0 million.


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

     PeterStar has entered into a series of agreements with PLD Capital Asset (U.S.) Inc. ("PLDCA"), a wholly owned subsidiary of PLD, whereby PLDCA has purchased, or assumed obligations to purchase equipment required for the development of PeterStar's business. Under such agreements, typically, PLDCA undertakes to pay the equipment supplier in accordance with the terms of the supply contract, and also to pay the cost of importing the equipment into Russia, including customs duties and value added taxes which may be due. PLDCA then resells the equipment at a price which includes a financing charge, with such price being payable over a term of between three and five years. As at December 31, 1998 PeterStar's liability to PLDCA under such resale agreements totalled approximately $10.2 million.



     The Company's 60% owned subsidiary, PeterStar, has a number of business arrangements with BCL, a wholly owned subsidiary of PLD. These include joint marketing arrangements, cross referrals of customers, use by BCL of PeterStar personnel to install telecommunications equipment, and mutual assistance in transmission of traffic. The Company believes that all such arrangements have been made on an arms-length basis. The revenues involved in the year ended December 31, 1998 were insignificant.



     As of December 31, 1998 the Company had received a total of $28.2 million in advances from PLD. The Company anticipates that it will continue to require that PLD advance funds to it from time to time to meet its obligations as they fall due.



     The Company is a guarantor of the Senior and Convertible Notes. In addition, the Company's wholly owned subsidiary, WTC, is a guarantor of the Senior and Convertible Notes and the Revolving Credit Notes. For further details, please refer to "Description of Business--Recent Developments--Travelers Financing" and "--The Senior and Convertible Notes."



     Christos Clerides, a director of the Company, received fees and expenses totaling $32,300 in 1998 ($2,700 in 1997) for legal and corporate administrative services to the Company in Cyprus. The Company believes that these amounts represent arms-length charges for the services performed.


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

     (b) Exhibits


        4.1 Indenture, dated as of May 31, 1996, among PLD Telekom Inc., as Issuer, the Company, PLD Asset Leasing Limited, PLD Capital Limited, Baltic Communications Limited and Wireless Technology Corporations Limited as Guarantors, and The Bank of New York, as Trustee, with respect to $123.0 million aggregate principal amount at stated maturity of 14% Senior Discount Notes due 2004 (the "Senior Note Indenture") (Exhibit 4.1)(1)



        4.2 Indenture, dated as of May 31, 1996, among PLD Telekom Inc. as Issuer, the Company, PLD Asset Leasing Limited, PLD Capital Limited, Baltic Communications Limited and Wireless Technology Corporations Limited as Guarantors, and The Bank of New York, as Trustee, with respect to $26.5 million aggregate principal amount of 9% Convertible Subordinated Notes due 2006. (Exhibit 4.1)(2)


        4.3 First Supplemental Indenture, Amendment Agreement, Consent and Waiver, dated as of March 20, 1998, among PLD Telekom Inc., as Issuer, the Company, PLD Asset Leasing Limited, PLD Capital Limited, Wireless Technology Corporations Limited and Baltic Communications Limited, as Guarantors, Clayton A. Waite and Apropos Investments Ltd., as nominee shareholders, and The Bank of New York, as Trustee. (Exhibit 4.3)(1)


        4.4 Second Supplemental Indenture, dated as of June 15, 1998, among PLD Telekom Inc., as Issuer, the Registrant, PLD Asset Leasing Limited, PLD Capital Limited, PLD Capital Asset (U.S.) Inc., Wireless Technology Corporations Limited and Baltic Communications Limited, as Guarantors, Clayton A. Waite and Apropos Investments Ltd., as nominee shareholders, and The Bank of New York, as Trustee.



        4.5 Third Supplemental Indenture, dated as of January 12, 1999, among PLD Telekom Inc., as Issuer, the Registrant, PLD Asset Leasing Limited, PLD Capital Limited, PLD Capital Asset (U.S.) Inc., Wireless Technology Corporations Limited and Baltic Communications Limited, as Guarantors, Clayton A. Waite and Apropos Investments Ltd., as nominee shareholders, and The Bank of New York, as Trustee.



        4.6 Global Exchange Note representing the 14% Senior Discount Notes due 2004 of PLD Telekom Inc.



        4.7 Global Note representing the 9% Convertible Subordinated Notes due 2006 of PLD Telekom Inc.



        4.8 NWE Cyprus Senior Note Security and Pledge Agreement, dated as of May 31, 1996, by the Registrant in favor of The Bank of New York, as Trustee under the Senior Note Indenture, as Trustee under the Convertible Note Indenture, and as Collateral Agent.



        4.9 Guaranty Agreement, dated as of November 26, 1997, made and given by Wireless Technology Corporations Limited and Baltic Communications Limited in favor of The Travelers Insurance Company and The Travelers Indemnity Company.



        10.1 Joint Venture Agreement, dated as of December 31, 1993, between Wireless Technology Corporations Limited and Kompania Besprovodnye Seti Sviazi.



        10.2 Interconnection Agreement, dated as of February 4, 1994, between the Ministry of Communications of the Republic of Kazakhstan and ALTEL.



        10.3 Amendment, dated February 28, 1996, to the Interconnection Agreement between Kazakhtelekom and ALTEL.



        10.4 License Granted to ALTEL for the Operation of a Cellular Telecommunication System Providing Mobile Radiocommunications Services dated as of February 4, 1994.



        10.5 License No. 4904 issued by the RSCC to PeterStar Company Limited for the provision of local, national and international telecommunications services via a dedicated network.

        10.6 License No. 4274 issued by the RSCC to PeterStar Company Limited for the provision of local and intercity telephone communications services.



        10.7 Cellular System Installation & Optimization Agreement dated as of May 4, 1994 between ALTEL and Motorola Inc.



        10.8 Cellular System Equipment Purchase Agreement dated as of May 4, 1994 between ALTEL and Motorola Inc.


        99.1 Consent of KPMG.
---------------
(1) Incorporated by reference to the Company's Registration Statement on Form S-4 (File No. 333-5398).

(2) Incorporated by reference to the Company's Registration Statement on Form S-3 (File No. 333-5396).

                                   SIGNATURES


     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Amendment No. 1 to this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York on August 30, 1999.


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

                           NWE CAPITAL (CYPRUS) LTD.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                  YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
                         (IN THOUSANDS OF U.S. DOLLARS)


                                                                1998       1997       1996
                                                              --------    -------    -------
Telecommunications revenues.................................  $113,041     85,588     52,651
Operating expenses:
  Direct costs (excludes depreciation)......................    29,081     23,120     17,527
  General and administrative................................    28,030     15,742     12,396
  Management fees...........................................     1,649      4,817      2,085
  Depreciation..............................................    10,266      7,194      4,758
  Amortization..............................................     4,935      4,936      4,884
  Taxes other than income taxes.............................     4,021      3,257      1,667
                                                              --------    -------    -------
          Total operating expenses..........................    77,982     59,066     43,317
          Operating income..................................    35,059     26,522      9,334
Other income/(expense):
  Interest and other income.................................       288        337        370
  Interest on long-term debt................................      (769)      (584)        --
  Foreign exchange loss (note 1)............................    (2,890)      (676)      (740)
  Other expense.............................................    (2,000)        --         (9)
  Settlement with minority shareholders (note 11)...........        --      5,339         --
                                                              --------    -------    -------
Income before income taxes and minority interest............    29,688     30,938      8,955
Income taxes (note 13)......................................     9,997      6,893      3,356
                                                              --------    -------    -------
          Income before minority interest...................    19,691     24,045      5,599
Minority interest...........................................    11,721     12,336      2,615
                                                              --------    -------    -------
          Net income........................................  $  7,970     11,709      2,984
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

                           NWE CAPITAL (CYPRUS) LTD.

                CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY
                  YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
            (IN THOUSANDS OF U.S. DOLLARS, EXCEPT NUMBER OF SHARES)

                                                                           ACCUMULATED
                                     NUMBER OF              CONTRIBUTED     SURPLUS/
                                      SHARES      AMOUNT      SURPLUS       (DEFICIT)      TOTAL
                                     ---------    ------    -----------    -----------    --------
Balance at January 1, 1996.........      1,000    $   2       $    --       $(14,905)     $(14,903)
Conversion of promissory note from
  PLD
  Telekom Inc......................    928,591    2,000        18,000             --        20,000
Acquisition of WTC from PLD
  Telekom Inc......................  2,316,583    5,080        45,723             --        50,803
Net income for the year............         --       --            --          2,984         2,984
                                     ---------    ------      -------       --------      --------
Balance at December 31, 1996.......  3,246,174    7,082        63,723       $(11,921)     $ 58,884
Net income for the year............         --       --            --         11,709        11,709
                                     ---------    ------      -------       --------      --------
Balance at December 31, 1997.......  3,246,174    $7,082      $63,723       $   (212)     $ 70,593
Net income for the year............         --       --            --          7,970         7,970
                                     ---------    ------      -------       --------      --------
Balance at December 31, 1998.......  3,246,174    $7,082      $63,723       $  7,758      $ 78,563
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


     (j) Consulting fees of $0.4 million, $0.1 million and $0.1 million for the years ended December 31, 1998, 1997 and 1996 respectively, were paid by ALTEL to KT. These amounts are included in general and administrative expenses. There was no balance outstanding as of December 31, 1998 and 1997 in relation to these charges.


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


  (d) Guarantees


     In June 1996, PLD issued senior discount notes and convertible subordinated notes with an aggregate principal amount of $149.5 million. The Company is a guarantor of the debt under the terms of the related indentures.


     As noted in its annual report on Form 10-K, PLD does not presently have sufficient funds on hand to meet its current debt obligations. While management of PLD believe that, as long as progress towards settlement of such obligations is being made, the holders of such debt will agree to payment deferrals beyond the present due date of April 30, 1999, there can be no assurance that the holders will grant such deferrals or that they will not demand payment in full of the obligations. PLD's failure to make payment in full could result in a cross-default under and acceleration of the senior discount notes and convertible subordinated notes for which the Company serves as a guarantor. These factors raise substantial doubt about the Company's ability to continue as a going concern.


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